Exhibit 99.1

2021 Sun Life Financial Inc. Notice of annual meeting of common shareholders May 5, 2021 MANAGEMENT INFORMATION CIRCULAR Sun Life

Dear Shareholder:

You are invited to attend our annual meeting of common shareholders on Wednesday, May 5, 2021 at 5:00 p.m. (Toronto time). At Sun Life, we are in the business of helping Canadians achieve lifetime financial security and live healthier lives. We have been actively monitoring the COVID-19 pandemic developments and the directives from public health and government authorities. The health and well-being of our employees, Clients, investors and communities is our priority. Similar to last year and in consideration of the health and safety of our employees, shareholders and the broader community, the meeting will be held in a virtual only format by way of live webcast. Shareholders will have the opportunity to attend the meeting online in real time regardless of their location, to submit questions and to vote on a number of important matters.

The business of the meeting is described in the accompanying Notice of our 2021 annual meeting and Management Information Circular.

We will be conducting the annual meeting of the voting policyholders and sole shareholder of Sun Life Assurance Company of Canada at the same time. The formal business of each meeting will be conducted separately, however, management’s presentation will address shareholders and policyholders.

Your vote is important. If you cannot attend the virtual meeting, please vote by submitting your proxy by mail, internet or telephone by 5:00 p.m. (Toronto time) on Monday, May 3, 2021, as described on pages 6 to 9 in the attached circular. If your shares are held in the name of a nominee, see page 8 for information about how to vote your shares.

We look forward to your attendance at this year’s meeting, which will occur by live webcast at https://web.lumiagm.com/447957232. Additional information on how to attend the meeting can be found in the attached circular.

William D. Anderson	Dean A. Connor
Chair of the Board	Chief Executive Officer

Si vous désirez recevoir l’avis de convocation à l’assemblée annuelle et la circulaire d’information en français, veuillez communiquer avec le secrétaire en écrivant au 1 York Street, 31st Floor, Toronto (Ontario) Canada M5J 0B6, en composant le 1-877-786-5433, ou en envoyant un courriel à servicesauxactionnaires@sunlife.com.

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Notice of our 2021 annual meeting

You are invited to our annual meeting of common shareholders:

When	Wednesday, May 5, 2021 at 5:00 p.m. (Toronto time)

Where	Virtual only meeting via live audio webcast online at https://web.lumiagm.com/447957232 Password: “sunlife2021” (case sensitive)

What the meeting will cover

1.	Receipt of the 2020 consolidated financial statements
2.	Election of the directors
3.	Appointment of the auditor
4.	A special resolution to amend By-law No. 1 to increase the limit on the maximum amount of compensation payable in aggregate to all directors
5.	A non-binding advisory vote on our approach to executive compensation
6.	Consideration of other business that may properly be brought before the meeting.

A total of 585,337,395 votes are eligible to be cast at the meeting.

Similar to last year, and in consideration of the health and safety of our employees, shareholders and the broader community, the meeting will be held in a virtual only format by way of live webcast. Shareholders will have the opportunity to attend the meeting online in real time regardless of their geographic location, to submit questions and to vote on a number of important matters.

The annual meeting of Sun Life Assurance Company of Canada will also be held at the same time.

Registered shareholders and duly appointed proxyholders will be able to attend the virtual meeting, submit questions and vote in real time, provided they are connected to the internet and follow the instructions in the attached circular. Non-registered shareholders who have not duly appointed themselves as proxyholder will be able to attend the virtual meeting as guests but will not be able to vote at the virtual meeting.

Shareholders who wish to appoint someone other than the management nominees identified in the form of proxy or voting instruction form (including a non-registered shareholder who wishes to appoint themselves to attend the virtual meeting) must carefully follow the instructions in the attached circular and on their form of proxy or voting instruction form. These instructions include the additional step of registering such proxyholder with our transfer agent, AST Trust Company (Canada), after submitting the form of proxy or voting instruction form. If you wish that someone other than the management nominees identified on the form of proxy or voting instruction form attend and participate at the Meeting as your proxy and vote your Shares, you MUST register such proxyholder after having submitted your form of proxy or voting instruction form identifying such proxyholder. Failure to register the proxyholder with our transfer agent will result in the proxyholder not receiving a control number to participate in the virtual meeting and only being able to attend as a guest. Guests will be able to listen to the virtual meeting but will not be able to vote.

The attached circular is being sent to you because you owned common shares of Sun Life Financial Inc. on March 12, 2021 (the record date). It includes important information about what the meeting will cover, who can vote and how to vote.

The board of directors has approved the contents of this circular and has authorized us to send it to you.

Troy Krushel

Vice-President, Associate General Counsel & Corporate Secretary

Toronto, Ontario

March 12, 2021

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Management Information Circular

March 12, 2021

In this document, we, us, our, the company and SLF Inc. mean Sun Life Financial Inc., and Sun Life Assurance means Sun Life Assurance Company of Canada. You, your and shareholder mean common shareholders of SLF Inc.

Delivery of meeting materials

Notice and access

As permitted by the Canadian Securities Administrators and pursuant to an exemption from the proxy solicitation requirement received from the Office of the Superintendent of Financial Institutions Canada (OSFI), we are using notice and access to deliver this Management Information Circular (Circular) to both our registered and non-registered shareholders. Instead of receiving a paper copy of this Circular in the mail, shareholders who hold common shares of SLF Inc. as of March 12, 2021, the record date for the meeting, have access to it online. A package was sent to the shareholders in the mail with a notice (Notice) explaining how to access this Circular electronically and how to request a paper copy of it. A form of proxy for registered shareholders and share ownership account participants, or a voting instruction form for non-registered shareholders, was included with the Notice with instructions so that you can vote your shares.

Notice and access allows for faster access to this Circular, helps reduce printing and postage costs, contributes to the protection of the environment and is consistent with our sustainability strategy.

How to access the Circular electronically

This Circular is available on our website (www.sunlife.com/2021agm) and on the website of our transfer agent, AST Trust Company (Canada) (AST) (www.meetingdocuments.com/astca/slf), on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov/edgar.shtml).

Delivery of financial statements and management’s discussion and analysis

The manner in which we deliver our financial statements and management’s discussion and analysis (MD&A) to you depends on whether you are a registered shareholder, a share ownership account participant or a non-registered shareholder.

•	You are registered shareholder if you hold a paper share certificate in your name or your shares are recorded electronically in the Direct Registration System (DRS) maintained by our transfer agent;
•	You are a share ownership account participant if you hold a share ownership statement; and
•

You are a non-registered shareholder (also known as a beneficial shareholder) if your securities broker, clearing agency, financial institution, trustee or custodian or other intermediary (your nominee) holds your shares for you in a nominee account.

Registered shareholders

Registered shareholders who have not opted out of receiving our financial statements will receive them in hard copy, unless they have consented to electronic delivery (e-delivery). Please see Go digital! below for more information on signing up for e-delivery of our financial statements.

As permitted under securities laws, we are using notice and access to deliver our MD&A to registered shareholders. You may access the MD&A online in the same manner as described above for accessing the Circular online.

Share ownership account participants and non-registered shareholders

As permitted under securities laws, we are using notice and access to deliver our financial statements and MD&A to share ownership account participants and non-registered shareholders. You may access these materials online in the same manner as described above for accessing the Circular online.

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Go Digital!

All shareholders are encouraged to sign up for email delivery of notices of meeting.

Registered shareholders who have not opted out of receiving our financial statements and who currently receive them in hard copy are encouraged to consent to e-delivery to receive them. Doing so means that you will be notified by email when the financial statements are made available, at which time they can be viewed and/or downloaded from our website (www.sunlife.com).

The chart below outlines the process by which shareholders can sign up for e-delivery.

Go Digital! How to sign up for e-delivery
Registered shareholders and share ownership account participants	Non-registered shareholders in Canada and the United States
Sign up for e-delivery at the following website: https://ca.astfinancial.com/SLFGoDigital or by checking the box on the reverse side of your proxy form and providing your email address.	Sign up for e-delivery at www.proxyvote.com using the control number appearing on your voting instruction form, or after the meeting by obtaining a unique registration number from your financial intermediary.

How to request a paper copy of materials provided to you through notice and access

Shareholders may request a paper copy of this Circular or our financial statements and MD&A up to one year from the date the Circular was filed on SEDAR. If you would like to receive a paper copy prior to the meeting, please follow the instructions provided in the Notice or make a request at any time prior to the meeting on AST’s website (www.meetingdocuments.com/astca/slf) or by contacting AST at 1-888-433-6443 (toll free in Canada and the United States) or 416-682-3801 (other countries). A copy of the requested documents will be sent to you at no cost within three business days of your request. If you request a paper copy of any materials, you will not receive a new form of proxy, so you should keep the original form sent to you in order to vote.

Questions?

If you have questions about notice and access or to request a paper copy of this Circular after the meeting at no charge, you can call AST at 1-888-433-6443 (toll free in Canada and the United States), or 416-682-3801 (other countries).

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Our 2021 annual meeting

Similar to last year, and in consideration of the health and safety of our employees, shareholders and the broader community, this year’s annual meeting will be held in a virtual only format by way of live webcast. Shareholders will have the opportunity to attend the meeting online in real time regardless of their geographic location, to submit questions and to vote on a number of important matters. Shareholders will not be able to attend the meeting in person. A summary of the information shareholders will need to attend the meeting online is provided below. In particular, see Voting on pages 6 to 9.

What the meeting will cover:

Financial statements

You will receive the consolidated financial statements for the year ended December 31, 2020, the auditors’ reports thereon and the actuary’s report on the policy liabilities reported in the financial statements.

Electing the directors (see pages 10 to 18)

You will vote on the election of 12 directors to serve on our board until the next annual meeting. All of the director nominees currently serve on our board, except for Deepak Chopra and David H. Y. Ho. All 12 individuals are also nominated to serve as directors of Sun Life Assurance, a principal operating subsidiary which we wholly own.

Appointing the auditor (see page 20)

You will vote on the appointment of Deloitte LLP (Deloitte) as our auditor for 2021. Deloitte has been our auditor since SLF Inc. was incorporated in 1999 and has served as the auditor of Sun Life Assurance since 1875.

Amendment to By-law No. 1 (see page 21)

You will vote on a special resolution to confirm our Amended and Restated By-law No. 1, as approved by the board. The amendment to By-law No. 1 increases the limit on the maximum amount of compensation payable in aggregate to all directors. Our directors have a material interest in the outcome of the vote because it will affect their ability to approve changes to their compensation going forward. These limits have not been increased since 2004.

Having a “say on pay” (see page 22)

You will participate in a non-binding advisory vote on our approach to executive compensation, giving you an opportunity to express your view on the board’s approach to setting executive compensation as described in the Executive compensation section starting on page 55.

We will file the results of the votes, including the advisory vote, on SEDAR (www.sedar.com) and publish them on our website (www.sunlife.com). If a significant number of shareholders oppose the “say on pay” resolution, the board will consult shareholders to understand their concerns, and then review our approach to executive compensation with their concerns in mind. Our executive officers have a material interest in the outcome of the vote because it may affect our process for determining their compensation. It is impossible, however, for us to describe the impact of the vote or the consultations before they have taken place.

Considering other business

You can vote on other items of business that are properly brought before the meeting. As of the date of this Circular, we were not aware of any other items to be brought forward.

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Voting

Who can vote

You are entitled to receive notice of and vote at our annual meeting of common shareholders if you were a shareholder of record as of 5:00 p.m. (Toronto time) on March 12, 2021.

As of March 12, 2021, we had 585,337,395 common shares outstanding. Each common share carries one vote. We require a simple majority of votes cast for any of the items of business to be approved.

At least two persons holding, or representing by proxy, at least 25% of the shares entitled to vote constitute a quorum for the transaction of business at the meeting.

To the best of our knowledge, no person or company beneficially owns or exercises control or direction over, directly or indirectly, more than 10% of the voting rights attached to our common shares.

Common shares cannot be voted if they are beneficially owned by the Government of Canada, any province or territory of Canada, the government of a foreign country, or any political subdivision or agency of any of those entities.

How to vote

You have two ways to vote:

•	by proxy; or
•	during the meeting by online ballot through the live webcast platform.

Registered shareholders and duly appointed proxyholders (including non-registered shareholders who have duly appointed themselves as proxyholder) that attend the meeting online will be able to vote by completing a ballot online during the meeting through the live webcast platform.

Guests (including non-registered shareholders who have not duly appointed themselves as proxyholder) can log into the meeting as set out below. Guests will be able to listen to the meeting but will not be able to vote during the meeting.

•	Step 1: Log in online at https://web.lumiagm.com/447957232. We recommend that you log in at least one hour before the meeting starts.

•	Step 2: Follow these instructions:

Registered shareholders: Click “I have a control number” and then enter your control number and password “sunlife2021” (case sensitive). Your control number is the number located on the form of proxy or in the email notification you received from AST. If you use your control number to log in to the meeting, any vote you cast at the meeting will revoke any proxy you previously submitted. If you do not wish revoke a previously submitted proxy, you should not vote during the meeting.

Duly appointed proxyholders: Click “I have a control number” and then enter your control number and password “sunlife2021” (case sensitive). Proxyholders who have been duly appointed and registered with AST as described in this circular will receive a control number by email from AST after the proxy voting deadline has passed.

Guests: Click “Guest” and then complete the online form.

It is your responsibility to ensure internet connectivity for the duration of the meeting and you should allow ample time to log in to the meeting online before it begins. You will need the latest versions of Chrome, Safari, Edge or Firefox. Please do not use Internet Explorer. It is possible that internal network security protocols, including firewalls and VPN connections may block access to the webcast. If you are experiencing any difficulty connecting or watching the meeting, please ensure your VPN setting is disabled or use a computer on a network not restricted to security settings of your organization.

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To vote by proxy or during the meeting, you will need a control number. If you did not receive a form of proxy or email notification from our transfer agent containing the control number, please contact AST at 1 (866) 751-6315 (within North America) or 1 (212) 235-5754 (outside of North America) or by completing a form online using the following link: https://lp.astfinancial.com/ControlNumber to obtain your control number. If you want to attend the meeting and vote your shares during the meeting, please make sure you have obtained your control number from AST at least one business day prior to the meeting.

Voting by proxy

You can provide your instructions in one of these ways:
Mark, sign, date and return in the envelope provided.
Mark, sign, date, scan and email both pages to proxyvote@astfinancial.com.
(Canada & U.S. only) Call 1-888-489-7352 from a touchtone telephone and follow the voice instructions. You will need your control number.
Go to www.astvotemyproxy.com and follow the instructions on screen. You will need your control number.

You can also find a blank form of proxy on AST’s website at www.meetingdocuments.com/astca/slf.

Voting during the meeting

We are holding our annual meeting in a virtual only format and it will be conducted via live audio webcast. Attending the virtual meeting gives you an opportunity to hear directly from management.

If you want to attend the virtual meeting and vote your shares during the meeting, do not complete or return the proxy form. You can also appoint another person to attend the meeting and vote your shares on your behalf (your proxyholder) by printing his or her name in the space provided on the proxy form and following the instructions on the proxy form. Provided you or your proxyholder are connected to the internet and follow the instructions in this circular, you or your proxyholder will be able to vote online in real time by completing an online ballot through the live webcast platform. You or your proxyholder must also complete the additional step of registering the proxyholder by calling AST at 1-866-751-6315 (within North America) or 1 (212) 235-5754 (outside of North America) or by completing a form online using the following link: https://lp.astfinancial.com/ControlNumber by no later than 5:00 p.m. (Toronto time) on Monday, May 3, 2021. Failing to register your proxyholder with AST will result in the proxyholder not receiving a control number, which is required to vote at the meeting.

If you change your mind

You can revoke instructions you have already provided by giving us new instructions.

Registered shareholders and share ownership account participants can download a blank proxy form from www.meetingdocuments.com/astca/slf and send a new proxy form in one of the following ways:

•

complete and sign the proxy form with a later date than the one you previously sent, and deliver or deposit it to AST as described on the proxy form before 5:00 p.m. (Toronto time) on Monday, May 3, 2021

•	submit new voting instructions to AST by telephone or internet before 5:00 p.m. (Toronto time) on Monday, May 3, 2021
•

deliver or deposit a notice in writing with your new instructions signed by you, or your attorney as authorized by you in writing, to us before 5:00 p.m. (Toronto time) on Tuesday, May 4, 2021, or if the meeting is adjourned, before 5:00 p.m. (Toronto time) on the business day before the meeting is reconvened, at: SLF Inc., 1 York Street, 31st Floor, Toronto, Ontario, Canada M5J 0B6 Attention: Corporate Secretary.

If you have followed the instructions for attending and voting at the meeting online, voting at the meeting online will revoke your previous instructions.

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Non-Registered Holders who have not objected to their intermediary disclosing certain ownership information about themselves to the company are referred to as non-objecting beneficial owners or “NOBOs”. The company has elected to send the proxy-related materials directly to the NOBOs.

Carefully follow the instructions on the voting instruction form or proxy form your nominee provided with this Circular.

Voting by proxy

You can provide your instructions in one of these ways:
Mark, sign, date and return in the envelope provided.

(Canada only) Call 1-800-474-7493 (English) or 1-800-474-7501 (French); or (U.S. only) Call 1- 800-454-8683, from a touchtone telephone and follow the voice instructions. You will need your control number printed on the front of the form.

Go to proxyvote.com and follow the instructions on screen. You will need your control number printed on the front of the form.

If you are a non-registered holder and you did not receive a voting instruction form or a proxy form with a control number, please contact your nominee (i.e. your securities broker, clearing agency, financial institution, trustee or custodian or other intermediary).

Voting during the meeting

If you want to attend and vote at the virtual meeting, you must appoint yourself as proxyholder by printing your name in the space provided on the form and then following your nominee’s instructions for returning the form. You or your proxyholder must also complete the additional step of registering the proxyholder by calling AST at 1-866-751-6315 (within North America) or 1 (212) 235-5754 (outside of North America) or by completing a form online using the following link: https://lp.astfinancial.com/ControlNumber by no later than 5:00 p.m. (Toronto time) on Monday, May 3, 2021. Failing to register yourself or your proxyholder with AST will result in you or your proxyholder not receiving a control number, which is required to vote at the meeting.

Non-registered shareholders who have not duly appointed themselves as proxyholder will not be able to vote at the meeting but will be able to participate as a guest.

If you change your mind

Non-registered shareholders can send a new voting instruction form to their nominees. To allow your nominee time to act on your instructions, you should provide them your instructions at least seven days before the meeting.

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Voting by proxy is the easiest way to vote because you are giving someone else the authority to attend the meeting and vote your shares for you. If you specify on your proxy form or in your voting instructions how you want to vote on a particular matter, then your proxyholder must vote your shares according to your instructions.

The enclosed proxy form names William D. Anderson, Chair of the Board, or in his absence, Scott F. Powers, Chair of the Governance, Investment & Conduct Review Committee (GICRC), or in his absence, another director appointed by the board, as your proxyholder to vote your shares at the meeting according to your instructions.

If you appoint them as proxyholders but do not specify on the proxy form how you want to vote your shares, your shares will be voted:

•	FOR electing each of the director nominees who are listed in the proxy form and Circular
•	FOR appointing Deloitte as auditor
•	FOR a special resolution amending By-law No. 1 to increase the limit on the maximum amount of compensation payable in aggregate to all directors
•	FOR the advisory resolution accepting our approach to executive compensation.

You can appoint another person to vote your shares by printing his or her name in the space provided on the proxy form or voting instruction form and registering them with AST, as described in the “Voting during the meeting” section above. This person does not need to be a shareholder, but your vote can only be counted if he or she participates in the virtual meeting and votes for you. Regardless of who you appoint as your proxyholder, if you do not specify how you want to vote your shares, your proxyholder can vote as he or she sees fit. Your proxyholder can also vote as he or she decides on any other items of business that properly come before the meeting, and on any amendments to the items listed above.

AST must receive your voting instructions by 5:00 p.m. (Toronto time) on Monday, May 3, 2021 to have your vote recorded. If the meeting is adjourned, AST must receive your voting instructions by 5:00 p.m. (Toronto time) on the date that is two business days before the meeting is reconvened.

You can call AST or one of its agents directly at the following numbers:

Canada and the United States:	1-877-224-1760

United Kingdom, Republic of Ireland, Channel Islands and Isle of Man:	+ 44 (0) 345-602-1587

Philippines:	632-5318-8567 (Metro Manila) 1-800-1-888-2422 (Provinces)

Hong Kong:	852-2862-8555

Other countries:	416-682-3865

Processing the votes

AST counts and tabulates the votes on our behalf. Individual shareholder votes are kept confidential and voting instructions are only communicated to management if it is clear that the shareholder wants to communicate directly with management, or when the law requires it.

We will file the voting results on SEDAR (www.sedar.com) and publish them on our website (www.sunlife.com).

Solicitation of proxies

Management is soliciting your proxy, and we have retained Kingsdale Advisors (Kingsdale) to assist us at an estimated cost of $43,000. The solicitation of proxies will be made primarily by mail, but Kingsdale may also contact you by telephone. We pay all solicitation costs.

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Director nominees at a glance

As of the date of this Circular, we have 12 directors on our board. Under our by-laws, the board can have eight to 20 directors. At its meeting held on February 25, 2021, the board fixed the number of directors at 12, effective with the retirements of Sara Grootwassink Lewis and Hugh D. Segal at the conclusion of the 2021 annual meeting. At the 2021 annual meeting, 12 directors are to be elected for a term ending at the conclusion of the next annual meeting. Except for Deepak Chopra and David H. Y. Ho, the other 10 nominees currently serve on our board. Below are key highlights of your director nominees. Deepak Chopra, David H. Y. Ho and Kevin D. Strain are standing for election by the shareholders for the first time at the meeting.

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We expect that all of the nominees will be able to serve as director but if for any reason a nominee is unable to serve, the persons named in the proxy form have the right to vote at their discretion for another nominee proposed according to the company’s by-laws and applicable law.

The board recommends that shareholders vote for electing each of the director nominees profiled below. If you do not specify in the proxy form or your voting instruction how you want to vote your shares, the persons named in the form will vote for electing each of the director nominees profiled below.

Our policy on majority voting

The election of directors at the meeting is expected to be an uncontested election, meaning that the number of nominees will be equal to the number of directors to be elected. If a director receives more “withheld” than “for” votes in an uncontested election, he or she must tender a written offer to resign to the board. The board will accept the resignation within 90 days unless there are exceptional circumstances and will disclose the reasons for its decision in a news release. The director will not participate in these deliberations.

Our policy on proxy access

Under the board’s proxy access policy, qualifying shareholders may submit one or more director nominations to be included in the Circular and form of proxy and ballot for any annual meeting. To make a nomination, qualifying shareholders must, prior to the deadline for submitting proposals (see Shareholder proposals on page 42), submit a nomination notice in the required form. The policy has the following principal features:

•	one or more nominating shareholders (up to a maximum of 20) may nominate up to the greater of two directors and 20% of the board
•	nominating shareholders must collectively own at least 5% of the company’s common shares
•	nominating shareholders must have held their shares for at least three years
•	the proposal will be included in the company’s Circular, form of proxy and ballot for the annual shareholders’ meeting
•	nominating shareholders may include a statement of up to 500 words in support of their candidates.

A copy of the policy is available on our website (www.sunlife.com).

Alternatively, in accordance with section 147 of the Insurance Companies Act (Canada), shareholders holding in the aggregate not less than 5% of the company’s shares for the minimum period of time set out by the Insurance Companies Act (Canada) may submit a formal proposal for individuals to be nominated for election as directors in accordance with the specified procedures to be followed.

Our advance notice by-law

Our by-laws specify that a shareholder who wishes to nominate an individual for election as a director at an annual meeting must provide between 30 and 65 days advance notice to the company. The notice to the company must include information about the nominee, including age, address, principal occupation, the number of SLF Inc. shares owned or controlled, and any other information that would be required to be disclosed in a dissident’s proxy circular in connection with solicitations of proxies for the election of directors. The notice must also include information about the nominating shareholder, including ownership or control of, or rights to vote, SLF Inc. shares and any other information that would be required to be disclosed in a dissident’s proxy circular in connection with solicitations of proxies for the election of directors. The company may require additional information to be provided, including information to comply with requirements of OSFI relating to the suitability of directors and potential changes to the board.

The advance notice provisions described above do not apply to nominations made by or on behalf of the board or by shareholders pursuant to shareholder proposals, requisitioned meetings, or through our proxy access policy which have separate requirements and deadlines. In addition, in the case of a special meeting at which directors are to be elected, a shareholder’s notice of a nomination must be provided not later than 15 days after the date of the special meeting is announced.

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Director nominee profiles

The following profiles provide information about each of the director nominees, including when they joined our board, their business experience, their committee memberships, their attendance at board and committee meetings in 2020, the level of support received from shareholders at our 2020 annual meeting, and other public company directorships held in the last five years. Our 10 independent director nominees have an average board tenure of 5.18 years, 3 of them (30%) self-identify as women, 3 of them (30%) self-identify as underrepresented groups, and none have identified as Indigenous peoples or persons with disabilities.

The director nominee profiles also include information about the value of their holdings of SLF Inc. common shares and deferred share units (DSUs). A DSU is equal in value to a common share but cannot be redeemed until a director leaves the board. Common shares and DSUs count towards the achievement of our share ownership guidelines for directors which each director is expected to meet within five years of joining the board. The share ownership guidelines provide that director must own at least $735,000 in common shares and/or DSUs within five years of joining the board. For director nominees who have not achieved the guideline, we determine if they are “on target” by calculating the number of common shares and DSUs they will hold by their achievement due dates based on the form of remuneration they have individually elected. For this purpose we assume that the share price and dividend rate remain constant until the applicable achievement due date. The amounts shown in the profiles are as of March 1, 2021 and February 28, 2020 when the closing price of our common shares on the Toronto Stock Exchange (TSX) was $61.63 and $57.99, respectively. You can find additional information about our director compensation program and share ownership guidelines starting on pages 51 and 52, respectively.

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William D. Anderson,

FCPA, FCA

Toronto, ON, Canada

Director since May 2010

Independent

Age: 71

Areas of expertise:

•   finance, accounting and actuarial

•   risk management

•   international business

•   public company

•   corporate strategy and development

Current committees:

•    None[1]

Mr. Anderson is the Chair of the Boards of SLF Inc. and Sun Life Assurance. He was President of BCE Ventures, the strategic investment unit of the global telecommunications company BCE Inc., until he retired in December 2005. Mr. Anderson held senior positions including Chief Financial Officer of BCE Inc. and Bell Canada during his 14 years with that company. He spent 17 years with the public accounting firm KPMG, where he was a partner for nine years. Mr. Anderson is a Fellow of the Institute of Chartered Professional Accountants of Ontario and is also a Fellow of the Institute of Corporate Directors.

2020 Meeting attendance			Other public company directorships
Board	19 of 19	100%	Gildan Activewear Inc.		2006 – February 2021
			TransAlta Corporation		2003 – 2016
2020 Annual Meeting votes in favour: 99.7%
SLF Inc. securities held:
Year	Common shares	DSUs	Total common shares and DSUs	Total value	Share ownership guideline/ target date
2021	15,600	31,940	47,540	$2,929,890	Meets
2020	15,600	27,836	43,436	$2,518,854
Change	0	4,104	4,104	$411,036
[1] Mr. Anderson attends committee meetings in his capacity as non-executive Chair of the Board.

Deepak Chopra,

FCPA, FCGA

Toronto, ON, Canada

If elected will be an independent director

Age: 57

Areas of expertise:

•   finance, accounting and actuarial

•   talent and culture

•   international business

•   government relations/policy

•   corporate strategy and development

Current committees:

•   Mr. Chopra is not currently a director.

Mr. Chopra is a corporate director and most recently served as the President and Chief Executive Officer of Canada Post Corporation from 2011 to 2018. He has more than 30 years of global experience in the financial services, technology, logistics and supply-chain industries. Prior to joining Canada Post, he held various senior positions during his 23-year career with Pitney Bowes Inc., a NYSE-traded technology company known for postage meters, mail automation and location intelligence services, including President & Chief Executive Officer, Canada & Latin America, President, Asia Pacific & Middle East and Vice-President & Chief Financial Officer, Europe, Africa & Middle East. Mr. Chopra has previously served on the boards of Canada Post Corporation, Purolator Inc., SCI Group, the Canada Post Community Foundation, the Toronto Region Board of Trade and the Conference Board of Canada. He is a Fellow of the Institute of Chartered Professional Accountants of Canada and holds a Bachelor’s degree in Commerce (Honours) and a Post Graduate Diploma in Business Management (PGDBM).

2020 Meeting attendance			Other public company directorships
Mr. Chopra is not currently a director.			The Descartes Systems Group Inc.		2020 – present
			Celestica Inc.		2018 – present
			The North West Company Inc.		2018 – present

SLF Inc. securities held:
Year	Common shares	DSUs	Total common shares and DSUs	Total value	Share ownership guideline/ target date
2021	250	0	250	$15,408	On target for May 5, 2026

MANAGEMENT INFORMATION CIRCULAR 2021	|	13

Dean A. Connor Toronto, ON, Canada Director since July 2011 Non-independent Age: 64 Current committees: • None[1]

Mr. Connor is Chief Executive Officer of SLF Inc. and Sun Life Assurance and has indicated he will retire on August 6, 2021. He was named as one of the 100 best performing CEOs of 2019 by Harvard Business Review, received the Ivey Business Leader of the Year award in 2018 from the Ivey Business School, and was named Canada’s Outstanding CEO of the Year® for 2017. Prior to his appointment in December 2011, he held progressively senior positions with SLF Inc. and Sun Life Assurance, including President, Chief Operating Officer, President of Sun Life Canada, and Executive Vice-President. Prior to joining the company in September 2006, Mr. Connor spent 28 years with Mercer Human Resource Consulting where he held numerous senior positions, most recently President for the Americas. Mr. Connor is a Fellow of the Canadian Institute of Actuaries and the Society of Actuaries. He is a trustee of the University Health Network in Toronto and a director of the Business Council of Canada. Mr. Connor is a member of the Ivey Advisory Board, Ivey Business School, Western University and the Asia Business Leaders Advisory Council. He holds an Honours Business Administration degree.

	2020 Meeting attendance			Other public company directorships
	Board	19 of 19	100%	None
	2020 Annual Meeting votes in favour: 99.8%
	SLF Inc. securities held:
	Year	Common shares	DSUs	Total common shares and DSUs	Total value	Share ownership guideline/ target date
	2021	96,598	146,873	243,471	$15,005,118	Meets[2]
	2020	95,643	140,567	236,210	$13,697,818
	Change	955	6,306	7,261	$1,307,300

[1]  Mr. Connor attends committee meetings, in full or in part, as appropriate, at the request of the committee chairs, but is not a member of any committee.

[2]  As Chief Executive Officer, Mr. Connor is subject to different share ownership guidelines than the independent directors. See page 69.

Stephanie L. Coyles

Toronto, ON, Canada

Director since January 2017

Independent

Age: 54

Areas of expertise:

•   client needs, sales and distribution

•   international business

•   public company

•   corporate strategy and development

•   digital and data/analytics

Current committees:

•   Audit

•   Governance, Investment & Conduct Review

Ms. Coyles is a corporate director. Her background is as a strategic consultant and advisor who has worked with a diverse clientele across North America, including retail, consumer distribution, private equity and business consulting organizations. She was previously Chief Strategic Officer at LoyaltyOne Co. from 2008 to 2012 and a partner at McKinsey & Company Canada from 2000 to 2008. In addition to the public company boards listed below, Ms. Coyles serves on the board of The Earth Rangers Foundation. She holds a Master in Public Policy degree. Ms. Coyles received the ICD.D designation from the Institute of Corporate Directors and the CERT Certificate in Cybersecurity Oversight, issued by the CERT Division of the Software Engineering Institute at Carnegie Mellon University.

2020 Meeting attendance			Other public company directorships
Board	19 of 19	100%	Corus Entertainment Inc.		2020 – present
Audit	5 of 5	100%	Metro Inc.		2015 – present
Governance, Investment & Conduct Review[1]	2 of 2	100%	Hudson’s Bay Company		2019 – 2020
Governance, Nomination & Investment[1]	2 of 2	100%	Postmedia Network Canada Corp.		January – October 2016
2020 Annual Meeting votes in favour: 99.9%
SLF Inc. securities held:
Year	Common shares	DSUs	Total common shares and DSUs	Total value	Share ownership guideline/ target date
2021	11,000	9,822	20,822	$1,283,260	Meets
2020	5,100	7,058	12,158	$705,042
Change	5,900	2,764	8,664	$578,218

[1]  On June 16, 2020, oversight of the compliance and conduct review duties were transferred from the Risk & Conduct Review Committee to the Governance, Nomination & Investment Committee, resulting in the committee names being changed to the Risk Committee and Governance, Investment & Conduct Review Committee, respectively.

14	|	MANAGEMENT INFORMATION CIRCULAR 2021

Martin J. G. Glynn

Vancouver, BC, Canada

Director since December 2010

Independent

Age: 69

Areas of expertise:

•   finance, accounting and actuarial

•   risk management

•   talent and culture

•   international business

•   public company

Current committees:

•   Management Resources

•   Risk

Mr. Glynn is Chair of the Public Sector Pension Investment Board. He was President and Chief Executive Officer of HSBC Bank USA until his retirement in 2006. During his 24 years with HSBC, an international banking and financial services organization, Mr. Glynn held various senior positions including President and Chief Executive Officer of HSBC Bank Canada. He is a director of The American Patrons of the National Library and Galleries of Scotland and St Andrews Applied Research Limited and is on the Fund Advisory Board for Balfour Pacific Capital. He holds a Master of Business Administration degree.

2020 Meeting attendance			Other public company directorships
Board	19 of 19	100%	Husky Energy Inc.		2000 – January 2021
Management Resources	7 of 7	100%
Risk[1]	2 of 2	100%
Risk & Conduct Review[1]	2 of 2	100%
2020 Annual Meeting votes in favour: 99.7%
SLF Inc. securities held:
Year	Common shares	DSUs	Total common shares and DSUs	Total value	Share ownership guideline/ target date
2021	10,316	25,515	35,831	$2,208,265	Meets
2020	10,316	22,077	32,393	$1,878,470
Change	0	3,438	3,438	$329,795

[1]  On June 16, 2020, oversight of the compliance and conduct review duties were transferred from the Risk & Conduct Review Committee to the Governance, Nomination & Investment Committee, resulting in the committee names being changed to the Risk Committee and Governance, Investment & Conduct Review Committee, respectively.

Ashok K. Gupta, FFA

London, England

Director since May 2018

Independent

Age: 66

Areas of expertise:

•  finance, accounting and actuarial

•  insurance, health and wealth

•  risk management

•  corporate strategy and development

•  digital and data/analytics

Current committees:

•  Management Resources

•  Risk

Mr. Gupta is a corporate director. He is also Chair of Mercer Limited. During his 40-year career in the UK insurance and financial services industry, he has held a number of senior executive, advisor and actuarial positions. From 2010 to 2013, he was an advisor to the Group Chief Executive Officer of Old Mutual plc. Prior to this he held various senior positions with the Pearl Group plc (now Phoenix Group Holdings plc), Kinnect of Lloyd’s of London, CGU plc (now part of Aviva plc), Scottish Amicable Life Assurance Company (now part of Prudential) and Tillinghast, Nelson &Warren Inc. (now part of Willis Towers Watson plc). Mr. Gupta is a Fellow of the Institute and Faculty of Actuaries. He is also Chairman of EValue Ltd., and a trustee of the Ethical Journalism Network. From 2013 to September 2019, Mr. Gupta was a director of New Ireland Assurance Company plc. He was involved in the UK public sector and served on the Actuarial Council and Codes and Standards Committee of the Financial Reporting Council in the U.K. between 2012 and 2018, was Chair of the Defined Benefits Taskforce of the Pensions and Lifetime Savings Association from 2016 to 2017 and Joint Deputy Chair of the Procyclicality Working Group of the Bank of England from 2012 to 2014. Mr. Gupta holds a Master of Business Administration degree.

2020 Meeting attendance			Other public company directorships
Board	19 of 19	100%	JPMorgan European Smaller Companies Investment Trust plc		2013 – present
Management Resources	7 of 7	100%
Risk[1]	2 of 2	100%
Risk & Conduct Review[1]	2 of 2	100%
2020 Annual Meeting votes in favour: 99.9%

SLF Inc. securities held:
Year	Common shares	DSUs	Total common shares and DSUs	Total value	Share ownership guideline/ target date
2021	1,481	8,346	9,827	$605,638	On target for May 9, 2023
2020	462	4,391	4,853	$281,425
Change	1,019	3,955	4,974	$324,213

[1]  On June 16, 2020, oversight of the compliance and conduct review duties were transferred from the Risk & Conduct Review Committee to the Governance, Nomination & Investment Committee, resulting in the committee names being changed to the Risk Committee and Governance, Investment & Conduct Review Committee, respectively.

MANAGEMENT INFORMATION CIRCULAR 2021	|	15

M. Marianne Harris

Toronto, ON, Canada

Director since December 2013

Independent

Age: 63

Areas of expertise:

•  finance, accounting and actuarial

•  insurance, health and wealth

•  talent and culture

•  public company

•  corporate strategy and development

Current committees:

•  Management Resources (Chair)

•  Risk

Ms. Harris is a corporate director. She was Managing Director and President, Corporate and Investment Banking, Merrill Lynch Canada, Inc., an international banking and financial services organization, until 2013. She held progressively senior positions during her 13-year career with Merrill Lynch and affiliated companies in Canada and the U.S., including President, Global Markets and Investment Banking, Canada, Head of Financial Institutions Group, Americas and Head of Financial Institutions, Canada. Before joining Merrill Lynch, Ms. Harris held various investment banking positions with RBC Capital Markets from 1984 to 2000, including Head of the Financial Institutions Group. She is a director of the Public Sector Pension Investment Board, a director of President’s Choice Bank and a member of the Dean’s Advisory Council for the Schulich School of Business, and a member of the Advisory Council for the Hennick Centre for Business and Law. Ms. Harris holds a Master of Business Administration degree and a Juris Doctorate.

2020 Meeting attendance			Other public company directorships
Board	19 of 19	100%	Loblaw Companies Limited		2016 – present
Management Resources	7 of 7	100%	Hydro One Limited		2015 – 2018
Risk[1]	2 of 2	100%
Risk & Conduct Review[1]	2 of 2	100%
2020 Annual Meeting votes in favour: 99.7%
SLF Inc. securities held:
Year	Common shares	DSUs	Total common shares and DSUs	Total value	Share ownership guideline/ target date
2021	6,224	41,474	47,698	$2,939,628	Meets
2020	5,961	34,229	40,190	$2,330,618
Change	263	7,245	7,508	$609,010

[1]  On June 16, 2020, oversight of the compliance and conduct review duties were transferred from the Risk & Conduct Review Committee to the Governance, Nomination & Investment Committee, resulting in the committee names being changed to the Risk Committee and Governance, Investment & Conduct Review Committee, respectively.

David H. Y. Ho

Chongqing, China

If elected will be an independent director

Age: 61

Areas of expertise:

•  talent and culture

•  international business

•  public company

•  corporate strategy and development

•  digital and data/analytics

Current committees:

•  Mr. Ho is not currently a director.

Mr. Ho is Chairman and Founder of Kiina Investment Limited, a venture capital firm that invests in start-up companies in the technology, media and telecommunications industries. He was previously a senior advisor for Permira Advisors LLC, a private equity buyout fund, from 2010 to 2018 and Chairman and founding partner of CRU Capital, a China-based private equity buyout fund, from 2017 to 2019. He has held senior leadership roles with Nokia Siemens Networks, Nokia Corporation, Motorola, and Nortel Networks in China and Canada. In addition to the public companies listed below, Mr. Ho serves on the board of China COSCO Shipping Corporation, a state-owned enterprise in China, and DBS Bank (Hong Kong) Limited, a subsidiary of DBS Group Holdings. Mr. Ho previously served as a director of other state-owned enterprises in China, including China Ocean Shipping Company from 2011 until its merger with China Shipping Group in 2016 to become China COSCO Shipping Corporation, China Mobile Communications Group Co., Ltd. from 2016 to 2020, and Sinosteel Corporation from 2008 to 2016. He holds a Bachelor of Applied Science (Honours Systems Design Engineering) and a Master of Applied Science in Management Sciences.

2020 Meeting attendance			Other public company directorships
Mr. Ho is not currently a director.			Qorvo, Inc.		2015 – present
			Air Products & Chemicals, Inc.		2013 – present
			nVent Electric plc		2018 – 2020
			COL Digital Publishing Group Co. Limited		2014 – 2020
			Pentair plc		2007 – 2018

SLF Inc. securities held:
Year	Common shares	DSUs	Total common shares and DSUs	Total value	Share ownership guideline/ target date
2021	227	0	227	$13,990	On target for May 5, 2026

16	|	MANAGEMENT INFORMATION CIRCULAR 2021

James M. Peck

San Antonio, TX,

United States

Director since January 2019

Independent

Age: 57

Areas of expertise:

•  talent and culture

•  international business

•  public company

•  corporate strategy and development

•  digital and data/analytics

Current committees:

•  Management Resources

•  Risk

Mr. Peck has over 20 years of information management, global product development and engineering experience. In March 2021, he was appointed Executive Chairman and Chief Executive Officer and a director of NielsenIQ, a leading consumer intelligence company. He served as Senior Advisor of TransUnion from May 2019 to February 2020 and as President & Chief Executive Officer from 2012 to May 2019. Prior to joining TransUnion in 2012, Mr. Peck held progressively senior positions during his career with Reed Elsevier (now RELX Group), a FTSE 100 multinational information and analytics company, where he served as Chief Executive Officer of its LexisNexis Risk Solutions business from 2004 to 2012. From 1999 to 2001, Mr. Peck was General Manager, Online Business and Senior Vice-President, Product Development with Celera Genomics, a bio-technology firm that sequenced the human genome. He is a director of CCC Information Services, Inc. and Neo on Business Ltd. Mr. Peck holds a Master of Business Administration degree, and received the CERT Certificate in Cybersecurity Oversight, issued by the CERT Division of the Software Engineering Institute at Carnegie Mellon University.

2020 Meeting attendance			Other public company directorships
Board	16 of 19	84%	TransUnion		2015 – 2020
Management Resources	7 of 7	100%
Risk[1]	2 of 2	100%
Risk & Conduct Review[1]	2 of 2	100%
2020 Annual Meeting votes in favour: 99.9%
SLF Inc. securities held:
Year	Common shares	DSUs	Total common shares and DSUs	Total value	Share ownership guideline/ target date
2021	0	9,974	9,974	$614,698	On target for January 1, 2024
2020	0	4,695	4,695	$272,263
Change	0	5,279	5,279	$342,435

[1]  On June 16, 2020, oversight of the compliance and conduct review duties were transferred from the Risk & Conduct Review Committee to the Governance, Nomination & Investment Committee, resulting in the committee names being changed to the Risk Committee and Governance, Investment & Conduct Review Committee, respectively.

Scott F. Powers

Boston, MA,

United States

Director since October 2015

Independent

Age: 61

Areas of expertise:

•  talent and culture

•  client needs, sales and distribution

•  international business

•  public company

•  corporate strategy and development

Current committees:

•  Governance, Investment & Conduct Review (Chair)

•  Audit

Mr. Powers is a corporate director. He was President and Chief Executive Officer of State Street Global Advisors until his retirement in August 2015. Before joining State Street in 2008, Mr. Powers was President and Chief Executive Officer of Old Mutual Asset Management Plc, the U.S.-based global asset management business of Old Mutual plc. Prior to 2008, he held senior executive positions at Mellon Institutional Asset Management, BNY Mellon’s investment management business, and at The Boston Company Asset Management, LLC. Mr. Powers has also served as a member of the Systemic Risk Council and the Advisory Board of the U.S. Institute of Institutional Investors.

2020 Meeting attendance			Other public company directorships
Board	19 of 19	100%	Automatic Data Processing, Inc.		2018 – Present
Audit[1]	2 of 2	100%	PulteGroup, Inc.		2016 – Present
Governance, Investment & Conduct Review[2]	2 of 2	100%	Whole Foods Market, Inc.		May – August 2017

Governance, Nomination & Investment[2]	2 of 2	100%
Management Resources[1]	4 of 4	100%
2020 Annual Meeting votes in favour: 99.9%
SLF Inc. securities held:
Year	Common shares	DSUs	Total common shares and DSUs	Total value	Share ownership guideline/ target date
2021	975	22,720	23,695	$1,460,323	Meets
2020	975	17,061	18,036	$1,045,908
Change	0	5,659	5,659	$414,415

[1]  Mr. Powers ceased to be a member of the Management Resources Committee and became a member of the Audit Committee on September 1, 2020.

2  On June 16, 2020, oversight of the compliance and conduct review duties were transferred from the Risk & Conduct Review Committee to the Governance, Nomination & Investment Committee, resulting in the committee names being changed to the Risk Committee and Governance, Investment & Conduct Review Committee, respectively.

MANAGEMENT INFORMATION CIRCULAR 2021	|	17

Kevin D. Strain, CPA Toronto, ON, Canada Director since February 2021 Non-independent Age: 54 Current committees: • None[1]

Mr. Strain is currently President & Chief Financial Officer of SLF Inc. and Sun Life Assurance and will assume the Chief Executive Officer role upon Mr. Connor’s retirement on August 6, 2021. Prior to his appointment in February 2021, he held several senior positions with SLF Inc. and Sun Life Assurance, including Executive Vice-President & Chief Financial Officer, President of Sun Life Asia, Senior Vice-President of the Individual Insurance and Investments division in Canada, and Vice-President of Investor Relations. Prior to joining the company in May 2002, Mr. Strain was Vice-President of the Pension business of Clarica Life Insurance Company, which was acquired by Sun Life in 2002, and played an instrumental role in the integration of Clarica. Mr. Strain is a member of the Director’s Advisory Council, School of Accounting & Finance, University of Waterloo. He is a Chartered Accountant and holds a Master of Accounting degree.

	2020 Meeting attendance			Other public company directorships
	Mr. Strain became a director in 2021.			None

SLF Inc. securities held:
	Year	Common shares	DSUs	Total common shares and DSUs	Total value	Share ownership guideline/ target date
	2021	14,958	0	14,958	$921,862	Meets[2]

[1]  Mr. Strain attends committee meetings, in full or in part, as appropriate, at the request of the committee chairs, but is not a member of any committee.

[2]  As President & Chief Financial Officer, Mr. Strain is subject to different share ownership guidelines than the independent directors. See page 69.

Barbara G. Stymiest, FCPA, FCA

Toronto, ON, Canada

Director since May 2012

Independent

Age: 64

Areas of expertise:

•  finance, accounting and actuarial

•  insurance, health and wealth

•  risk management

•  government relations/policy

•  corporate strategy and development

•  designated audit committee financial expert

Current committees:

•  Risk (Chair)

•  Audit

Ms. Stymiest is a corporate director. She was a member of the Group Executive at Royal Bank of Canada, an international banking and financial services organization, from 2004 to 2011; Royal Bank’s Group Head, Strategy, Treasury and Corporate Services from 2010 to 2011; Chief Operating Officer from 2004 to 2009. Prior to that Ms. Stymiest held senior positions in the financial services sector including Chief Executive Officer, TSX Group Inc. (now TMX Group Inc.), Executive Vice-President and Chief Financial Officer, BMO Nesbitt Burns, and Partner, Financial Services Group, Ernst & Young LLP. She is a Fellow of the Institute of Chartered Professional Accountants of Ontario and received an Award of Outstanding Merit from that organization in 2011. In addition to the public company boards listed below, Ms. Stymiest is the Vice-Chair of the University Health Network in Toronto, a director of the Canadian Institute for Advanced Research and a director of President’s Choice Bank. She holds an Honours Business Administration degree. Ms. Stymiest was named to the National Association of Corporate Directors (NACD) Directorship 100 in 2018.

2020 Meeting attendance			Other public company directorships
Board	19 of 19	100%	George Weston Limited		2011 – present
Audit	5 of 5	100%	BlackBerry Limited		2007 – present
Risk[1]	2 of 2	100%
Risk & Conduct Review[1]	2 of 2	100%
2020 Annual Meeting votes in favour: 99.7%
SLF Inc. securities held:
Year	Common shares	DSUs	Total common shares and DSUs	Total value	Share ownership guideline/ target date
2021	5,000	47,486	52,486	$3,234,712	Meets
2020	5,000	40,295	45,295	$2,626,657
Change	0	7,191	7,191	$608,055

[1]  On June 16, 2020, oversight of the compliance and conduct review duties were transferred from the Risk & Conduct Review Committee to the Governance, Nomination & Investment Committee, resulting in the committee names being changed to the Risk Committee and Governance, Investment & Conduct Review Committee, respectively.

18	|	MANAGEMENT INFORMATION CIRCULAR 2021

To the best of the company’s knowledge, other than as set out below, no proposed director as at the date of this Circular:

(a) is or has been, in the last ten years a director, chief executive officer or chief financial officer of any company (including SLF Inc.) that was subject to a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days that: (i) was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or (ii) was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer; or

(b) is or has been, in the last ten years a director or executive officer of any company (including SLF Inc.) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(c) has, within in the last ten years, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director; or

(d) has been subject to (i) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (ii) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable security holder in deciding whether to vote for a proposed director.

Ms. Coyles was a director of Postmedia Network Canada Corp. while it completed a restructuring following an arrangement plan under the Canada Business Corporations Act in October 2016. Ms. Coyles is no longer a director of Postmedia Network Canada Corp.

Mr. Glynn was a director of MF Global Holdings Ltd. when it filed a voluntary petition under Chapter 11 of the Bankruptcy Code in the United States in October 2011. Mr. Glynn is no longer a director of MF Global Holdings Ltd.

Mr. Peck was a director and President & Chief Executive Officer of TransUnion when it agreed to settle a Civil Investigative Demand by the U.S. Consumer Financial Protection Bureau (CFPB) in December 2016 focused on common industry practices relating to the advertising, marketing and sale of consumer reports, credit scores or credit monitoring products to consumers by TransUnion’s Consumer Interactive segment. TransUnion executed a Stipulation and Consent to the Issuance of a Consent Order which was issued by the CFPB in January 2017, which required them to implement certain practice changes in the way they advertise, market and sell products and services to consumers, develop a comprehensive compliance plan, and pay approximately US$13.9 million for redress to eligible customers and a civil money penalty to the CFPB in the amount of US$3.0 million.

MANAGEMENT INFORMATION CIRCULAR 2021	|	19

Meeting attendance

The GICRC reviews the attendance record of each director as part of the nomination process. Directors must attend at least 75% of board and committee meetings every year. A director who does not meet this attendance requirement in two consecutive years must, if requested by the GICRC, offer to resign. The table below is a consolidated view of how many board and committee meetings each director attended in 2020. From time to time unscheduled board meetings may be called on short notice to consider mergers and acquisitions (M&A) transactions or other matters and one or more of our directors may be unable to attend these meetings due to the short notice. In 2020, the board held approximately 2.5 times more board meetings to provide challenge, advice and guidance on management’s approach to the COVID-19 pandemic and the impacts on our employees, Clients and businesses. Where a director is unable to attend a meeting, feedback and questions based on meeting materials are directed to the Chair of the Board or the Chair of the applicable committee, as appropriate, to address at the meeting. During the year ended December 31, 2020, average attendance of all directors at both board and committee meetings was 98% and 100% respectively.

Name	Board meetings attended		Committee meetings attended		Total meetings attended

William D. Anderson[1]	19 of 19	100%	n/a	n/a	19 of 19	100%

Dean A. Connor[2]	19 of 19	100%	n/a	n/a	19 of 19	100%

Stephanie L. Coyles	19 of 19	100%	9 of 9	100%	28 of 28	100%

Martin J. G. Glynn	19 of 19	100%	11 of 11	100%	30 of 30	100%

Ashok K. Gupta	19 of 19	100%	11 of 11	100%	30 of 30	100%

M. Marianne Harris	19 of 19	100%	11 of 11	100%	30 of 30	100%

Sara Grootwassink Lewis	19 of 19	100%	9 of 9	100%	28 of 28	100%

James M. Peck	16 of 19	84%	11 of 11	100%	27 of 30	90%

Scott F. Powers[3]	19 of 19	100%	10 of 10	100%	29 of 29	100%

Hugh D. Segal	19 of 19	100%	9 of 9	100%	28 of 28	100%

Barbara G. Stymiest	19 of 19	100%	9 of 9	100%	28 of 28	100%
[1]	Mr. Anderson attended committee meetings in his capacity as non-executive Chair of the Board.
[2]	Mr. Connor attended committee meetings in his capacity as President & Chief Executive Officer and a director.
[3]	On September 1, 2020, Mr. Powers ceased to be a member of the Management Resources Committee and became a member of the Audit Committee.

The auditor

The board, on the recommendation of the Audit Committee (AC), recommends that shareholders vote for the appointment of Deloitte as auditor of SLF Inc. for 2021. Deloitte has been our auditor since SLF Inc. was incorporated in 1999 and has served as the auditor of Sun Life Assurance since 1875. Although Deloitte has served as our external audit firm for a number of years, lead audit partners who perform the audit are required to rotate out of their roles after five years due to mandatory term limits and cannot return to the Sun Life audit for a period of at least five years. If you do not specify in the proxy form or your voting instructions how you want to vote your shares, the persons named in the form will vote for the appointment of Deloitte as auditor.

20	|	MANAGEMENT INFORMATION CIRCULAR 2021

Auditor’s fees

The following table shows the fees relating to services provided by Deloitte for the past two years.

For the year ended December 31	($millions)
	2020	2019[1]

Audit services	18.8	18.5

Audit-related services	1.7	1.2

Tax services	0.5	0.3

Other services	1.5	1.7

Total	22.5	21.7
[1]	adjustments to 2019 fees of $0.4 for Audit Services and ($0.2) for Tax Services.

Audit fees relate to professional services rendered by the auditors for the audit of our annual consolidated financial statements, the statements for our segregated funds and services related to statutory and regulatory filings. Audit fees of $12.1 (2019: $12.9) relates to audit of the consolidated financial statements of SLF Inc. and its subsidiaries to support the audit opinion expressed in the Independent Auditor’s report; the remaining Audit fees of $6.7 (2019: $5.6) relates to audit of the statements for segregated funds and statutory and regulatory filing.

Audit-related fees include assurance services not directly related to performing the audit of the annual consolidated financial statements of the company. These include internal control reviews, specified procedure audits and employee benefit plan audits.

Tax fees relate to tax compliance, tax advice and tax planning.

All other fees relate to products and services other than audit, audit-related and tax as described above.

We have a policy that requires the AC to pre-approve any services that are to be provided by the external auditor. The committee has, subject to certain fee thresholds and reporting requirements, pre-approved certain audit, audit-related and other permissible non-audit services that are consistent with maintaining the independence of the external auditor. You can find more information about this policy in our 2020 annual information form which is filed with the Canadian Securities Regulators on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov/edgar.shtml).

Special resolution to amend By-law No. 1 re: maximum board compensation

The Insurance Companies Act (Canada) requires that an insurance company’s by-laws set a maximum amount of remuneration that may be paid in aggregate to all directors for their services during a fixed period of time. Directors receive an annual retainer, committee retainers and travel fees for serving on the boards of SLF Inc. and Sun Life Assurance. The cost is shared equally between the two companies.

By-law No. 1 of the company currently sets that amount at $1,600,000 and the by-laws of Sun Life Assurance also set that amount at $1,600,000, for an aggregate limit of $3,200,000 between the two companies. These limits have not been increased since they were confirmed by the shareholders of SLF Inc. and the sole shareholder and the voting policyholders of Sun Life Assurance in May 2004.

On November 4, 2020, the board of directors of SLF Inc. approved an amendment to By-law No. 1 of the company to increase the limit on the maximum aggregate compensation payable to all directors in the financial year from $1,600,000 to $2,600,000 per year and the board of directors of Sun Life Assurance approved the same change to its by-laws.

The amendment to SLF Inc.’s by-laws is not effective until confirmed by a special resolution of the shareholders, requiring the affirmative vote of not less than two-thirds of the votes cast by shareholders that attend the meeting and shareholders who are represented by proxy.

The existing $3,200,000 remuneration limit for both companies can accommodate the current number of directors based on the remuneration structure that was approved for the directors effective January 1, 2019 (see pages 51 to 54 for a description of director compensation). The GICRC reviews compensation every two years and no changes to the amount of compensation were recommended for 2021.

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The Board believes that an increase in the aggregate limit is advisable at this time for the following reasons:

•

Flexibility to increase the size of the Board. A number of directors will retire from the board over the next several years. To manage this process and ensure a smooth transition, it may be necessary to appoint additional directors before our current directors retire, resulting in an increase in aggregate directors’ compensation during the transition period.

•

Competitive remuneration. With the current complement of directors, we have little flexibility within the limits set in 2004 to review and adjust compensation based on a review of peers or other factors, including adjustments to factor in the increasing duties and time commitments of directors as a result of expanding complexity of the company and its businesses and greater oversight by regulators and the direct engagement of the company’s directors with these regulators and other stakeholders.

•

Flexibility to recruit qualified directors. To provide flexibility to continue to recruit and appropriately compensate highly qualified directors with top tier expertise and appropriate geographic representation that aligns with the company’s diverse businesses, employees and Client base and its strategic objectives.

The revised aggregate remuneration limit of $5,200,000 for both companies is consistent with the remuneration limits in place for members of our peer group (see page 51).

We will ask the shareholders to consider and vote on the following special resolution. The board recommends that shareholders vote for the resolution. If you do not specify in the proxy form or your voting instructions how you want to vote your shares, the persons named in the form will vote for the resolution.

“RESOLVED AS A SPECIAL RESOLUTION THAT the replacement of existing Section 2.7 of By-law No. 1 with the following amended and restated Section 2.7 of By-law No. 1 is confirmed:

“The aggregate of all amounts that are to be paid to all directors of the Corporation in respect of directors’ remuneration during a financial year of the Corporation is hereby fixed at a maximum of $2,600,000. The directors are also entitled to such additional amounts as may be necessary to reimburse them for their reasonable expenses properly incurred in respect of their services as directors.”

Non-binding advisory vote on our approach to executive compensation

Since 2010, the board has held an annual advisory vote on our approach to executive compensation to respond to shareholders and other stakeholders who were advocating for this form of shareholder engagement.

One of the board’s primary responsibilities is to ensure Sun Life is able to attract, retain and reward qualified executives. While shareholders will provide their collective views on our approach to executive compensation through the advisory vote, the directors are still fully responsible for their compensation decisions. Detailed information on our approach to executive compensation and what we paid our named executive officers can be found beginning on page 55 of this Circular.

We will ask the shareholders to consider and vote on the following resolution. The board recommends that shareholders vote for the resolution. If you do not specify in the proxy form or your voting instructions how you want to vote your shares, the persons named in the form will vote for the resolution.

“RESOLVED THAT on an advisory basis and not to diminish the role and responsibilities of the board of directors, the shareholders accept the approach to executive compensation disclosed in the Management Information Circular dated March 12, 2021 delivered in advance of the annual meeting of common shareholders on May 5, 2021.”

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Corporate governance practices

Our board regularly reviews our governance processes and practices to make sure the board continues to effectively oversee management and our business affairs, and to ensure our governance framework meets regulatory requirements and reflects evolving best practices.

We believe our governance processes and practices are consistent with the Insurance Companies Act (Canada), the Canadian Securities Administrators’ corporate governance guidelines, guidelines issued by OSFI for effective corporate governance in federally regulated financial institutions, the TSX corporate governance rules, the New York Stock Exchange (NYSE) corporate governance rules for U.S. publicly listed companies and the Philippine Stock Exchange corporate governance guidelines applicable to us.

Governance at a glance

We say “Yes” to

✓	Strong Culture (see more on pages 24 to 25)

•	We have a strong culture founded on ethical behavior, high business standards, integrity, respect and doing the right thing for our Clients
•	Our Code of Conduct (Code) applies to every director, officer and employee, who are required to review and certify compliance every year

✓	Independence (see more on page 28)

•	Our Chair of the Board, committee chairs and all members of our committees are independent directors
•	Independent directors meet without management at each board and committee meeting

✓	Key competencies and experience (see more on pages 28 to 29)

•

The eight key attributes we expect of our directors are integrity, independent and informed judgment, accountability, knowledge of business issues and financial matters, commitment to operational excellence, responsiveness, initiative and collaboration

•	The GICRC ensures that the board includes members with a broad range of skills and experience to carry out its mandate

✓	Tenure and renewal (see more on pages 30 to 31)

•	We use professional executive search firms and referrals to identify prospective director candidates
•	The GICRC, together with the Chair of the Board, continuously monitors board succession requirements and maintains a directors’ skills matrix
•	Shareholders elect individual directors annually
•	Our policy on majority voting is informed by best practices and complies with TSX rules
•

We limit the number of public company directorships our directors may have (limit of one other for directors that are executive officers of another public company, and limit of three others for any other director)

•

We have a limit on board interlocks (no more than two directors may serve on the same board of another public company and directors may not serve together on more than one other public company without the prior consent of the GICRC)

•	The board has adopted a proxy access policy

✓	Diversity, equity and inclusion (see more on pages 32 to 35)

•	We have a board diversity policy that considers multiple aspects of diversity, including gender, race, religion, age, country of origin, physical ability and sexual orientation
•	We are committed to diversity, equity and inclusion, and have an enterprise strategy to strengthen diversity across our workforce
•	If all of our director nominees are elected, 60% of our independent board nominees will be diverse[1]:
•	3 out of our 10 independent director nominees (30%) self-identify as women
•	3 out of our 4 current committee chairs (75%) self-identify as women
•	3 out of our 10 independent director nominees (30%) self-identify as underrepresented groups[2]
•	no directors have identified as Indigenous peoples or persons with disabilities

[1]	individuals who have self-identified as women and members of visible minorities as defined by the Employment Equity Act (Canada)
[2]	individuals who have self-identified as members of visible minorities as defined by the Employment Equity Act (Canada)

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✓	Board development and assessment (see more on pages 36 to 39)

•	Both current and new directors are provided orientation and continuing education programs
•	New directors will attend site visits to each of the company’s four business pillar locations over a two to three year period primarily through the annual board strategy meeting
•	The individual directors participate in an annual chair, board and committee effectiveness assessment process

✓	Strategic planning and risk management oversight (see more on page 38)

•

Travel permitting, all directors attend an annual strategic planning meeting held in one of our four business pillar locations and management updates the board on the execution of strategy and strategic considerations at every regular board meeting

•

The board provides ongoing oversight of risk management programs, including through the allocation of risk oversight to its four committees, and monitors that the principal risks are appropriately identified and managed

✓	Succession planning and talent management (see more on page 39)

•	The board has oversight of succession planning for the CEO and undertook an extensive process in 2020 to select a new CEO
•

The Management Resources Committee (MRC) has oversight of talent development and succession planning for senior management and the CEO’s assessment of other senior officers, and the board conducts the assessment of the CEO

✓	Shareholder engagement and alignment (see more on page 40)

•	The Chair of the Board communicates with shareholders and other stakeholders in connection with governance-related matters
•	Independent directors must own at least $735,000 (7x the cash portion of the independent director base retainer) in common shares and/or DSUs within five years of joining the board

We say “No” to

×	Slate voting for directors

•	Shareholders can vote for or withhold their vote from individual directors, and we do not have slate voting

×	Staggered voting for directors

•	Directors are not elected for staggered terms, and we have annual elections for all directors

×	Unequal voting structure

•	We do not have dual-class or subordinate voting structures

×	Tie-breaking vote

•	In the event of a tie vote at the board our Board Chair does not have a deciding vote

×	Pledging or hedging of Sun Life securities

•	We do not allow pledging or hedging of SLF Inc. securities by directors and senior management

×	Pensions and stock options for independent directors

•	Independent directors are not allowed to participate in our stock option or pension plans

Strong Culture

We have built a strong corporate culture founded on ethical behaviour, high business standards, integrity, respect and doing the right thing for our Clients. The board establishes the “tone from the top” and makes every effort to ensure that senior management consists of people of integrity who create and sustain a culture of integrity throughout the organization. Questions about integrity are included in our board, committee and chair effectiveness surveys.

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The board has established the Code that applies to every director, officer and employee, with no exception. Each director, officer and employee receives annual training and is required to complete a declaration of compliance with the Code.

Our Code promotes speaking up and outlines our commitment against retaliation. Our Code also requires employees and directors to report all known and suspected breaches. Our Ethics Hotline empowers our employees to play an active role in protecting the organization. Employees may use the Ethics Hotline to report allegations of misconduct anonymously or if they feel their concerns have not been resolved using other reporting methods.

Communications that accompanied the Code in 2020 further reinforced our expectations of behaviours in the workplace; emphasizing the importance of speaking up, fostering a workplace that is free of harassment of any kind and promoting diversity, equity and inclusion.

The GICRC is responsible for reviewing the effectiveness of the Code, monitoring compliance with the Code and reporting the results of its review to the board annually. On a quarterly basis, the Chief Compliance Officer reports on breaches of the Code and reviews our controls and compliance with the GICRC.

We completed our in depth triennial review of the Code in 2020. The updated Code was approved by the Board in August 2020. A copy of our most recent Code is available on our website (www.sunlife.com). The Code has been filed with the securities regulators in Canada on SEDAR (www.sedar.com) and with the U.S. Securities and Exchange Commission (SEC) on EDGAR (www.sec.gov/edgar.shtml).

The board of directors

Mandate, roles and responsibilities

The board is responsible for supervising the management of the business and affairs of the company. Its mission is to be a strategic asset of the company, measured by effective execution of its overall stewardship role and the contribution the directors make, individually and collectively, to the long-term success of the enterprise. The board’s duties and responsibilities are set out in its charter, which is reviewed by the board and the GICRC at least annually.

Our board’s main responsibilities

Culture and Conduct

•  sets an ethical tone for the company

•  satisfies itself that the President & Chief Executive Officer (CEO) and other senior management is sustaining a culture of integrity throughout the organization

•  approves, complies with, and promotes our values set out in our Code of Conduct and reviews employee compliance with the Code

Strategy and Business Performance

•  oversees our vision and purpose statements

•  provides challenge, advice and guidance on the strategic planning process and established plans

•  annually approves our strategic plan and business, capital, investment and sustainability plans

•  oversees our significant strategic initiatives, investments and transactions, including significant activities of our subsidiaries

•  provides challenge, advice and guidance on our enterprise approach to climate change

•  reviews quarterly reports on the performance of our four strategic pillars

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Our board’s main responsibilities

Governance

•  performs its overall stewardship responsibilities either directly or through delegation to its four standing committees (see pages 42 to 50 for a description of the key activities of the committees), including the allocation of risk oversight to its committees

•  establishes corporate governance practices and policies and monitors corporate governance trends

•  establishes position descriptions for the Directors, Board Chair and Chairs of Board Committees

•  delegates to the CEO, management and control functions powers to manage the business and affairs of the company

•  annually meets with OSFI to review its annual examination report and the status of items to be reviewed with management on a regular basis

Risk Management

•  oversees and approves significant policies (such as our Risk Management Framework, Risk Appetite Policy, Capital Risk Policy and Capital Liquidity and Management Framework), plans and strategic initiatives related to the management of, or that materially impact risk, capital and liquidity

•  provides challenge, advice and guidance on the effectiveness of risk management

Financial Reporting, Communication and Disclosure

•  approves our quarterly and annual financial reports and corporate governance disclosure, including this Circular and the Sustainability Report

•  approves the internal and external audit plans

•  approves the Internal Control Framework and provides challenge, advice and guidance on its effectiveness to ensure the safeguarding of our assets

•  satisfies itself that the right communication and disclosure practices are in place, including that shareholders are able to provide feedback to independent directors

Board and Senior Management

•  oversees board composition, the evaluation and selection of candidates at each annual meeting based on a skills, qualifications and competencies assessment process and consideration of the level of diversity on the board (see pages 28 to 33) in accordance with our Board Diversity Policy

•  formulates succession plans for the CEO, Chair of the Board, committee chairs and other directors

•  approves the appointment, evaluation and, if necessary, replacement of or succession plans for the CEO and other members of senior management

•  annually reviews and approves the CEO’s mandate, objectives and initiatives, reviews his or her performance against those objectives, and approves his or her compensation

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2020 Highlights

•	held approximately 2.5 times more board meetings to provide challenge, advice and guidance on management’s approach to the COVID-19 pandemic and the impacts on our employees, Clients and businesses
•	conducted an extensive process for the replacement of the CEO following his retirement and approved his successor
•	approved the strategic plan and the business, capital and investment plans
•	approved the acquisition of a majority stake in Crescent Capital Group LP and a 15-year exclusive bancassurance partnership with Asia Commercial Joint Stock Bank in Vietnam
•	approved amendments to our Code of Conduct and our Board Diversity Policy
•	received updates on a variety of topics including culture, mental health, cybersecurity, LICAT interest rate risk, implications of negative interest rates and the value of new business

The board’s charter is incorporated by reference into this Circular and has been filed with securities regulators on www.sedar.com and www.sec.gov and can be found on our website (www.sunlife.com).

We expect our directors to act ethically and with integrity in all personal, business and professional dealings. Directors must understand our corporate vision and strategic objectives, continually build their knowledge about our businesses and the financial services sectors in which we operate, and prepare for and actively participate in board and committee meetings in an objective way. They must also understand the board and committee charters and our corporate governance policies and practices, comply with our Code and meet our share ownership guidelines (see page 52). Directors have unrestricted access to management, as necessary, to carry out their responsibilities.

We have eight key attributes we expect of our directors when they carry out their duties:

Chair of the Board, Committee Chairs, President & CEO

The Chair of the Board is an independent director. He is responsible for providing leadership that enhances the effectiveness and independence of the board. He manages the board’s affairs to assist the directors in carrying out their responsibilities and helps the board operate cohesively. He works closely with the Chair of the GICRC to regularly evaluate, and in appropriate circumstances propose enhancements to, the board’s governance structure and procedures. He is a regular attendee of board committee meetings.

The Chair of the Board and respective committee chairs are responsible for setting meeting agendas and reviewing the meeting materials with management before meetings so that the meetings are productive and enhance the board’s effectiveness and independence.

Committee chairs are consulted in advance in connection with the appointment, reassignment, replacement or dismissal of senior management within their respective committee’s areas of responsibility, including those in OSFI-identified control functions. Committee chairs are consulted annually on the performance assessment and compensation awarded to those individuals. Each committee chair is an independent director and generally holds the position for five years. Committees, in consultation with the Chair of the Board, can hire independent advisors.

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The roles of President and CEO are held by Kevin D. Strain and Dean A. Connor, respectively, and upon Mr. Connor’s retirement on August 6, 2021, Mr. Strain will become President & CEO. Each of the President and the CEO are directors of the company. There is a written statement of mandate for the CEO which is reviewed by the board annually and which specifies the CEO’s overall accountability for leading the company’s business operations and creating sustainable value for all stakeholders. The CEO is responsible for championing the company’s global mission, purpose and values, managing the company’s resources to ensure optimal performance, and setting a standard for culture, conduct and character through his or her own behaviour and actions. The CEO develops the leadership capabilities and succession required for execution of the strategy and long-term success of Sun Life and provides leadership in the vision, purpose, governing principles, risk management and regulatory compliance, consistent with Sun Life’s risk appetite and culture.

The full position descriptions of our CEO, our directors, our Chair of the Board and our committee chairs can be found on our website (www.sunlife.com).

Board size

According to our by-laws, our board can have a minimum of eight and a maximum of 20 directors. The board assesses its effectiveness and optimal size annually and believes the current size should be a minimum of 11 and a maximum of 14 directors in order to fulfil its responsibilities.

Independence

The board maintains a majority of independent directors to ensure it operates effectively and independently of management. All members of the board’s standing committees must be independent.

A director is independent under our Director Independence Policy if he or she does not have a direct or indirect relationship with SLF Inc. that could reasonably be expected to interfere with his or her ability to exercise independent judgment. You can find a copy of our Director Independence Policy on our website (www.sunlife.com).

The GICRC evaluated the independence of each director nominee according to our Director Independence Policy and confirmed that 10 of the 12 are independent, and that all of the current members of the AC and MRC meet the additional independence requirements set out in that policy for membership on those committees. Dean A. Connor and Kevin D. Strain are not independent because they are our CEO and President & Chief Financial Officer, respectively.

The roles of the Chair of the Board and the CEO are separate. The board believes that this separation increases the effectiveness of the board and facilitates enhanced oversight of management. William D. Anderson is Chair of the Board and an independent director. Having an independent Board Chair promotes strong board leadership, encourages open discussion and debate at board meetings, and avoids potential conflicts of interest.

Meeting in-camera

The independent directors meet without management present at the end of each board and committee meeting. The members of the MRC also regularly meet without management present at the beginning of their meetings. The Chair of the Board and committee chairs encourage open and candid discussions among the independent directors by providing them with an opportunity to express their views on key topics before decisions are made. The independent directors also routinely meet privately with the heads of key control functions at committee meetings (see committee reports pages 42 to 50).

Key competencies and experience

The GICRC ensures at all times that the board includes members with a broad range of business and strategic experience and expertise so that the board is able to effectively carry out its mandate. On an annual basis, the GICRC and the board determine the key competencies and experience that they believe are necessary for the board as a whole to possess in order to be an asset to the company and fulfil its responsibilities. These include the eight key attributes listed on page 27 and the specific competencies and experience listed in the table below and described in the text that follows. The table below also shows the key competencies and experience that each independent director nominee has indicated he or she brings to the board. Each such director nominee has also identified the principal areas of expertise that he or she possesses and those are listed in the respective director nominee profiles on pages 13 to 18. The GICRC reviewed the areas indicated by each nominee and the rationale provided for their respective selections and is satisfied that the nominees possess skills in those areas.

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	William D. Anderson	Deepak Chopra	Stephanie L. Coyles	Martin J. G. Glynn	Ashok K. Gupta	M. Marianne Harris	David H. Y. Ho	James M. Peck	Scott F. Powers	Barbara G. Stymiest

Key Competencies
Finance, Accounting and Actuarial knowledge of and experience with complex accounting, actuarial and/or capital management issues	✓	✓	✓	✓	✓	✓	✓			✓
Insurance, Health and Wealth industry experience in insurance, re-insurance, asset management, wealth management and/or health to provide insight into operations, strategy and market factors	✓			✓	✓	✓			✓	✓
Risk Management knowledge of and experience with the identification of material risks, risk assessment, internal risk mitigation and controls, and risk reporting	✓		✓	✓	✓	✓		✓	✓	✓

Talent and Culture

experience guiding and championing a high performance culture, embedding human resources practices that attract, retain and develop a disproportionate share of top talent, including knowledge of and experience with compensation plan design and administration, leadership development and talent management, succession planning and organizational design

	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓

Key Experience

Client Needs, Sales and Distribution

experience in creating financial products for retail distribution, Client research or brand development and positioning; experience in overseeing sales forces and third-party distribution channels

		✓	✓	✓	✓			✓	✓
International Business experience in a senior level role in an organization with operations in Asia or other international jurisdictions and experience working with different cultures	✓	✓	✓	✓	✓		✓	✓	✓	✓
Government Relations/Policy experience in government relations or public policy		✓	✓		✓	✓		✓		✓
Public Company public company experience as a senior executive or director at a public company, with insight on the operations and governance of complex, publicly traded company	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
Corporate Strategy and Development experience in strategic planning and identifying and evaluating corporate development opportunities, including acquisitions, partnerships and joint ventures	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
Digital and Data/Analytics experience or knowledge relating to the cybersecurity, technology, digital and data/analytics needs and/or strategy for a major organization		✓	✓		✓		✓	✓		✓

The GICRC also reviews the membership of each committee annually to ensure each committee is comprised of members with the competencies and experience required to fulfil the committee’s mandate.

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Tenure and board renewal

Every year the GICRC recommends a list of candidates for nomination to the board.

Our Director Independence Policy includes provisions on directors’ tenure. Independent directors will generally retire from the board after they have served for 12 years. The independent directors can waive this retirement requirement to allow a director to serve for up to three additional years if they unanimously determine that it is in the company’s best interests to do so. Thereafter, the retirement requirement can be waived by the independent directors on an annual basis if they unanimously determine that it is in the company’s best interests to do so. The board does not have a mandatory retirement age for directors. Other mechanisms of board renewal include the rigorous board and committee assessments (see page 39), the evergreen list of prospective candidates (see page 31) and the annual review of the directors’ skills matrix (see pages 28 to 29).

The average tenure of the independent director nominees is 5.18 years (5.8 years in prior year).

The table below shows the directors who are currently expected to retire or who will be required to retire under our director tenure provisions, unless waived, during the next three years, and the areas of expertise that they have indicated they bring to our board.

Director	Retirement Year	Committee Memberships	Areas of Expertise
Hugh D. Segal	May 2021	Audit Governance, Investment & Conduct Review	• government relations/policy • risk management • client needs, sales and distribution • public company • corporate strategy and development
Sara Grootwassink Lewis	May 2021	Audit Governance, Investment & Conduct Review	• finance, accounting and actuarial • talent and culture • government relations/policy • public company • corporate strategy and development
Dean A. Connor	Intends to retire on August 6, 2021	N/A	N/A
William D. Anderson	Tenure limit reached in May 2022	N/A	• finance, accounting and actuarial • risk management • International business • public company • corporate strategy and development

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Director	Retirement Year	Committee Memberships	Areas of Expertise
Martin J. G. Glynn	Tenure limit reached in May 2022	Management Resources Risk	• finance, accounting and actuarial • risk management • talent and culture • International business • public company
Barbara G. Stymiest	Tenure limit reached in May 2024	Audit Risk	• finance, accounting and actuarial • insurance, health and wealth • risk management • government relations/policy • corporate strategy and development

The CEO must resign from the board when he or she retires or leaves the company.

A director must tender a written offer to resign if he or she receives more withheld votes than for votes from shareholders in an uncontested election.

If requested by the GICRC, a director must tender a written offer to resign if:

•	he or she has not attended at least 75% of board and committee meetings for two consecutive years
•	his or her principal employment or other business or professional circumstances have changed materially

Committee chairs are appointed annually. Generally, a director will serve as a committee chair for five years.

Recruiting new directors

Candidate Search	Chair of the Board and GICRC identifies prospective candidates	Candidate interviews with the Chair of the Board, Committee Chairs, and the CEO	GICRC makes recommendation to the Board	=	Board Approval of New Candidate

The GICRC, together with the Chair of the Board have primary responsibility for identifying potential new directors and has adopted guidelines for director recruitment. The eight key attributes we expect of our directors (see page 27) together with the directors’ skills matrix (see page 29) and the board’s diversity policy (see page 32) are the primary considerations for the committee when determining a need to recruit a new director and identifying the competencies, skills and qualities that prospective directors should possess. The committee then develops a preferred candidate profile based on the considerations determined that best complement the existing directors or fill a need on the board. Candidates are identified through executive search firms and referrals. An evergreen list of prospective candidates is maintained, which is comprised of individuals who the committee feels may be appropriate as a board candidate when a vacancy arises and who could also fill a need on the board, or complement the current competencies, skills and qualities of the board, meet diversity criteria to help the board achieve its diversity aspirations set out in the board diversity policy and comply with the independence requirements of the board and its committees. Executive search and background screening firms conduct reference and background checks on potential candidates. Suitable candidates are interviewed by the Chair of the Board, the committee chairs and the CEO. The committee receives input from all of these sources in connection with its recommendation to the board for the appointment or nomination of a new director.

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Diversity, equity and inclusion

Our commitment to diversity, equity and inclusion is at the centre of our company values and is critical to the board and executive management. Highly qualified directors and executive leaders who reflect the Clients we serve, our employees around the world, and the communities where we operate bring broader perspectives and experience to deepen our insight, enhance innovation and accelerate growth. They also create an inclusive, high-performing culture where all employees, regardless of gender, race, religion, age, country of origin, physical ability, sexual orientation or other diversity attributes, can contribute to their full potential. We stand for equality, social change and justice to support underrepresented communities and are actively removing systemic barriers that negatively affect the lives of people who identify as Black, Indigenous and People of Colour. For more information on diversity, equity and inclusion, how we are taking action against racism, and equal pay at the company, please see our Sustainability Report on our website (www. sunlife.com/sustainability).

A diverse group of directors produces better corporate governance and oversight, and the board has adopted a diversity policy that includes provisions relating to the need for diversity of all forms and to the identification of a diverse and balanced slate of candidates. The objective of the board’s diversity policy is to ensure that the board as a whole possesses diverse qualifications, skills, experience and expertise relevant to the company’s business, in order to fulfil its mandate.

Effective implementation of the board’s diversity policy is the responsibility of the GICRC and the Chair of the Board. When recruiting candidates for appointment or election to the board, the GICRC:

•

is committed to multiples aspects of diversity including gender, race, religion, age, country of origin, physical ability and sexual orientation, and will require a director search firm to identify a diverse and balanced slate of potential candidates, including women, underrepresented groups and Indigenous peoples, and

•	will create equity by ensuring candidates have equal access to opportunities, free of conscious or unconscious bias and discrimination of any kind.

The GICRC will assess the effectiveness of the board’s diversity policy by considering the level of diversity on the board based on the above factors, which includes the consideration of the level of representation of women, underrepresented groups, and Indigenous peoples, and whether its minimum representation commitments have been achieved or exceeded. The committee reports to the board on this annually.

To drive our commitment to diversity, equity and inclusion we have:

•	signed the Catalyst Accord 2022, which aims to increase the average percentage of women on boards and women in executive positions in corporate Canada to 30% or more by 2022;
•	joined the 30% Club Canada, which has set a goal of 30% of board seats and C-suites to be held by women by 2022; and
•	signed on to the goals in the BlackNorth Initiative, which aims to remove systemic barriers that negatively affect Black Canadians

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Women and underrepresented groups on the board

The board’s diversity policy includes provisions relating to identification and nomination of women directors. The board has committed to having a minimum representation of at least 30% women directors, with an aim towards balanced gender representation, taking into account the desired qualifications, skills, experience and expertise and the need for all forms of diversity on the board. As of the date of this Circular 4 out of our 10 (40%) current independent directors1, 3 out of our 4 (75%) current committee chairs, and 3 out of our 10 (30%) independent director nominees2 self-identify as women. If all of our director nominees are elected, 3 out of our 10 (30%) independent director nominees3 self-identify as underrepresented groups4 and combined with our representation of women, 6 out of 10 (60%) of our independent board nominees will be diverse5.

Diversity of our Independent Director Nominees

[1]	4 out of 12 (33%) of all current directors.
[2]

3 out of 12 (25%) of all director nominees and upon the retirement of Dean A. Connor on August 6, 2021, 3 out of 11 (27%) of all director nominees self-identify as women. Due to the early retirement of Ms. Lewis, we will temporarily be below our minimum representation commitment for our full slate of director nominees while we are actively recruiting a female replacement.

[3]	3 out of 12 (25%) of all director nominees and upon the retirement of Dean A. Connor on August 6, 2021, 3 out of 11 (27%) of all director nominees self-identify as underrepresented groups.
[4]	individuals who have self-identified as members of visible minorities as defined by the Employment Equity Act (Canada).
[5]

6 out of 12 (50%) of all director nominees and upon the retirement of Dean A. Connor on August 6, 2021, 6 out of 11 (55%) of all director nominees self-identify as women or members of visible minorities as defined by the Employment Equity Act (Canada).

Women in executive officer positions

We have an enterprise strategy to strengthen diversity, equity and inclusion. The strategy focuses on a series of actions that address unique opportunities to understand our Clients’ needs in more depth, review and enhance our talent management practices, enrich our already collaborative and inclusive culture, and ensure our investments and participation in the community support our objectives.

Below is a list of efforts we have made to support our commitment to the advancement of women in our workplace.

•

Recruitment – we require a diverse slate of candidates (including women) when we select leaders for executive officer and senior leadership positions, both internally and externally. In situations where we are working with external executive search firms, one of the standard terms and conditions in our contracts is the presentation of diverse candidates. We also apply a language analysis tool to our recruitment postings, to ensure our language is gender inclusive. In 2020, we introduced a new artificial intelligence resumé screening tool to minimize discrimination and bias while recommending top candidates.

•

Inclusion Networks – we have sponsored two volunteer employee-led networks focused on the advancement of women: Bright Women in North America and InvestHER in our asset management group. In 2020, we introduced a new Executive Team-led internal forum, the Diversity Dialogues, to engage employees in discussions about racism, racial diversity and inclusion.

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•

Mentorship Programs – we have a number of informal and formal mentor and mentee opportunities across our company. For example, in partnership with an external agency, women in our India operations received mentorship support from industry leaders in the region and benefitted from a series of development masterclasses.

•

Community Involvement – we sponsor several charities and programs related to gender equality, celebrate events such as International Women’s Day and Pride month, and are actively involved and sponsor women focused events such as the Simmons Conference and the Women in Insurance STEM program.

•

Building External Partnerships – we believe it is important to build key relationships with external partners that share the same drive to improve gender diversity in the workplace, including Bentley University’s Center for Women and Business, where we work with other corporate partners to explore issues and identify actions to increase workplace gender diversity.

•

Employee Training – we were the first insurer to invest in Inclusion Works by Hive Learning, the world’s leading interactive digital inclusion program, which takes participants on a journey from unconscious bias to conscious action by embedding tiny, but powerful, acts of inclusion into their daily behaviours and routines. We also offer diversity training seminars through our online learning resources and in classroom workshops designed to foster a more inclusive work environment.

•

Flexible Work Arrangements – during a year of uncertainty, our company provided various additional support measures in order to attract and retain diverse talent, including flexible work arrangements, the introduction of myWellness days to promote the importance of taking time away from work, and increasing the allotment of personal emergency days to support childcare, eldercare or other responsibilities arising from the COVID-19 pandemic.

•

Monitoring Activities – we regularly monitor and review the number of women in executive and senior leadership positions through our annual talent review and succession planning process (see page 39). One of the key metrics we review is the number of women in executive and senior leadership roles and in our management pipeline.

•

Compensation Analysis – at the conclusion of our annual performance management and compensation cycle, we analyze compensation levels across the organization, including the compensation of women holding executive officer and senior leadership positions, to ensure fair and equitable treatment, free from systemic bias. We also ensure to review pay outcomes with a lens for employees that identify as Black, Indigenous, and People of Colour in addition to gender.

We pride ourselves on creating an inclusive and welcoming environment that encourages diverse perspectives, experiences, preferences and beliefs. Below are examples of how we have been recognized for our ongoing commitment to gender equality:

•

we have been included in the Pax Ellevate Global Women’s Index Fund (PXWEX) since 2014, the first broadly diversified mutual fund that invests in the highest-rated companies in the world that are advancing women’s leadership,

•

we have been included in the Bloomberg Gender-Equality Index (GEI) since 2017, which recognizes organizations that make strong commitments to gender equality, measuring their contributions across internal company statistics, employee policies, external community support and engagement, and gender-conscious product offerings,

•	we received Parity Certification by Women in Governance for our strong commitment to gender equality in the workplace. We were one of eight organizations in Canada to achieve platinum status,
•	in 2016 we signed the 100% Talent Compact, which is a pledge we signed to move to closing the gender wage gap in Boston, and
•

we achieved a perfect score for the twelfth consecutive year on the Human Rights Campaign Foundation’s corporate equality Index, the national benchmarking tool on corporate policies, practices and benefits pertinent to lesbian, gay, bisexual, transgender and queer employees.

The following chart shows the number and percentage of men and women who are executive officers (members of the Executive Team), direct reports of the CEO and senior executives of the company as of January 31, 2021. The executive officers are also officers of Sun Life Assurance.

Gender	Number of Executive Officers	Percentage of Executive Team Members	Number of CEO Direct Reports[1]	Percentage of CEO Direct Reports	Number of Senior Executives	Percentage of Senior Executives
Men	8	67%	6	60%	156	66%
Women	4	33%	4	40%	79	34%
Total	12	100%	10	100%	235	100%

[1]	CEO Direct Reports includes nine Executive Officers, and one Senior Executive that reports directly to the CEO.

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Representation Commitments

We have committed to improving the representation of women leaders by setting a goal of 50% women at the Vice-President level and above globally by 2025 and a goal to reach 25% underrepresented groups at the Vice-President level and above in North America by 2025. The following chart shows the percentages of self-identified women and underrepresented groups1 who are senior management (Vice-President and above) of the company as of January 31, 2021.

Senior Management (Vice-President and above)	Commitment by 2025	2020

Women (Global)	50%

Underrepresented groups[1] (North America)	25%

[1]	individuals who have self-identified as members of visible minorities as defined by the Employment Equity Act (Canada)

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Board development

Our orientation program for new directors includes informal introductory meetings with each Executive Team member, formal information sessions, and a directors’ manual with information about the company, the board and its committees, board administration, directors’ duties, policies applicable to the directors, and future meeting schedules. The Chair of the Board will match new directors with an experienced board member to act as a mentor by providing perspective and informal feedback and offering insights on board culture and dynamics.

Formal information sessions cover the company’s four business groups, each corporate function, our corporate strategy and financial objectives and are tailored to account for individual backgrounds, experience and the expected committee responsibilities. The Chair of the Board and committee chairs meet with new directors to discuss the role of the board and board committees in detail.

Directors are provided with an extensive list of upcoming outside professional development programs that may be of interest, which is updated throughout the year as new programs become available. The list includes governance, financial, compensation and industry topics. Directors can participate in these programs at our expense, as long as the Chair of the Board approves them in advance.

New directors attend site visits to each of the company’s four business pillar locations over a two to three year period, primarily through the board’s annual strategic planning board meeting in one of our four business pillar locations. The board believes that these site visits enhance ongoing director education. All of the directors are members of the Institute of Corporate Directors in Canada and the National Association of Corporate Directors in the U.S., which provide continuing education for directors through publications, seminars and conferences.

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In addition, we hold regular education sessions in conjunction with board and committee meetings to give directors a deeper understanding of our businesses and operating environment, to address ongoing and emerging issues in the functional areas of board oversight, and to encourage more in-depth discussion in specific areas. The table below lists the education sessions we organized for our directors in 2020.

Month	Topic	Audience[1]
February	Perspectives on India	Board
February	Value of New Business	Board
February	LICAT Interest Rate Risk	Board
February	Implications of Negative Interest Rates	Board
February	IFRS 17 Update	AC
February	Proposed Credit Risk Leading Indicators	GNIC[2] and RCRC[3]
February	Top Residual Risks – Actionable Items	RCRC[3]
May	IFRS 17 Update	AC
May	COVID-19 Economic Scenario & Credit Loss Analysis	GNIC[2] and RCRC[3]
May	Public Fixed Income and Derivatives	GNIC[2]
May	Market Trends in Executive Compensation	MRC
July	Credit Risk Management Stress Scenario Tool – Commercial Mortgage Portfolio	GICRC[2] and RC3
August	Cybersecurity in a Blended Working Environment	Board
August	IFRS 17 Update	AC
September	Discussion on Climate Change with Mark Carney	Board
September	Vietnam Country Analysis	Board
November	IFRS 17 Update	AC
November	Asset Management Trends	MRC
November	Cloud Security Strategy	RC3
[1]	The overall attendance rate of board and committee members at these education sessions was 100%.
[2]	On June 16, 2020, the Governance, Nomination & Investment Committee (GNIC) was renamed Governance, Investment & Conduct Review Committee (GICRC).
[3]	On June 16, 2020, the Risk & Conduct Review Committee (RCRC) was renamed Risk Committee (RC).

We also make some of our employee presentations available to the board for their optional viewing. For example, directors were invited to view a discussion on the latest news and updates on the COVID-19 pandemic as well as a panel discussion on mental health strategies.

Serving on other public company boards and audit committees

The board has a policy limiting the number of public company directorships that directors should hold. Directors who are employed full-time should hold no more than one other public company directorship and directors who are not employed full-time should hold no more than three other public company directorships. Directors are also required to notify the Chair of the Board, the Chair of the GICRC, the CEO and the Chief Legal Officer prior to accepting a directorship on an additional public, private or not-for-profit board, to provide an opportunity for them to verify that the director continues to have the time and commitment to fulfil his or her obligations to the board and to be satisfied that the director is in compliance with the above policy and no real or apparent conflict of interest would result.

The board has adopted a policy limiting the number of board interlocks among our directors. This policy is intended to promote independence and avoid potential conflicts of interest. No more than two directors may serve together on the same board of another public company, and directors may not serve

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together on the boards of more than one other public company (each, an interlock), without the prior consent of the GICRC. There are currently no public company interlocks.

The NYSE corporate governance rules suggest that audit committee members should not serve on more than three public company audit committees. All of the current members of the AC comply with this standard.

Related party transactions

We are required by the Insurance Companies Act (Canada) and the Trust and Loan Companies Act (Canada) (the Acts) to develop procedures to identify potential or actual transactions with related parties of the company, a group that includes directors and senior officers. We are also required to have our conduct review committee (the GICRC) review on an annual basis, the related party procedures and their effectiveness in ensuring that we comply with the related party provisions of the Acts and to review any related party transactions requiring regulatory reporting. We have established procedures for a broad range of potential transactions with related parties of the company and in 2020 the Risk & Conduct Review Committee reviewed these and their effectiveness to ensure that any transactions with related parties of the company that may have a material effect on the stability or solvency of the company are identified (also see page 50). On June 16, 2020, oversight of the conduct review duties were transferred from the Risk & Conduct Review Committee to the Governance, Nomination & Investment Committee, resulting in the committee names being changed to the Risk Committee and Governance, Investment & Conduct Review Committee, respectively.

Strategic planning

The board sets the strategic direction for the company and approves the annual business plan, including the annual capital and investment plans. It also approves the vision and mission statement and reviews the effectiveness of our strategic planning process on a regular basis.

We generally hold in-depth strategy sessions with the board every year at one of our four pillar locations. In September 2020, our strategic planning meeting was held virtually due to the travel restrictions imposed by the COVID-19 pandemic. In addition to considering strategic plans and priorities for each of our four business groups, the board focused on the key risks facing the business relating to market and credit risk, maintaining a strong capital position, the prioritization and management of people resources, climate change, and execution risk. The board also reviewed trends emerging in financial decision making with a focus on climate change, the future of work, sustainability, digital and health. Consideration was also given to the alignment of the strategic plan projections with our risk appetite and the uncertainty brought on by the COVID-19 pandemic. The Executive Team reviewed and discussed the feedback and perspectives provided by the board and the board then approved the updated strategic plan at its meeting in November.

Management updates the board on the execution of the strategy and strategic considerations at every regular board meeting. The board must approve any transaction that will have a significant strategic impact on the company.

Risk Management Oversight

Our board is ultimately responsible for ensuring the oversight of all risks across the enterprise and has primary responsibility for taking action to ensure risk management policies, programs and practices are in place. By approving our Risk Management Framework and the Risk Appetite Policy, and providing ongoing oversight of the risk management programs, including through the allocation of risk oversight to its four standing committees, the board monitors that the principal risks are appropriately identified and managed. The board of directors also oversees business and strategic risk through review and approval of the business and strategic plans, and regularly discusses key themes, issues and risks emerging in connection with the design or implementation of these plans.

You can find more information about our risk management practices and the oversight provided by the board and the board committees in the description of our board committees beginning on page 42 and in our annual information form and MD&A for the year ended December 31, 2020 which are available on our website (www.sunlife.com), on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov/edgar.shtml).

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Succession planning and talent management

The board has oversight of succession planning for the CEO and undertook an extensive process in 2020 to select a new CEO.

The MRC has primary oversight of talent development and succession planning for senior management and the CEO’s assessments of the other senior officers. The board has primary oversight of talent management, succession planning and the performance assessment of the CEO. The MRC and the board conduct in-depth reviews of succession options relating to senior management positions and the CEO, respectively, and, when appropriate, approves the rotation of senior executives into new roles to broaden their responsibilities and experiences and deepen the pool of internal candidates for senior management positions.

Annually the MRC reviews in detail updated succession plans for Executive Team roles and heads of key control functions. Each committee also reviews the talent and succession plans relevant to their specific functions and responsibilities.

Over the course of the year, the board will typically have direct exposure to over 100 senior executives as they present on their part of the company’s activities.

Subject to the restrictions imposed in response to the COVID-19 pandemic in 2020, at least once each year, the board will host a social event that includes members of management below the Executive Team. These events allow the board to interact and build relationships with high performance and high potential employees who are our future leaders.

Assessing the board

Questionnaires completed by all directors and certain senior executives	▶	1:1 interviews with the Board Chair	▶	Committees review and discuss results	▶	GICRC provides report to Board and feedback to the Board Chair	▶	Board discusses effectiveness	=	Areas for improvement identified and action items created

The board, board committees and individual directors participate in an annual assessment process. A form of written questionnaire to be completed by each director was designed to produce feedback on the effectiveness with which the board and committees address their most significant business matters during the year and to identify areas for future improvement.

The questionnaires are also used to facilitate assessments of the effectiveness of the Chair of the Board and the committee chairs. The chairs are assessed against the position descriptions for the board and committee chairs located on our website (www.sunlife.com) and in relationship to their leadership and facilitation of meetings and interactions with management. Certain members of the Executive Team also complete these questionnaires to provide additional perspective.

Further, the directors’ peer evaluation process consists of one-on-one interviews with the Chair of the Board and feedback from certain senior executives collected by the Corporate Secretary. The Chair of the GICRC provides feedback to the Chair of the Board based on comments provided by other directors. Through this process, the board and each committee follows up on actions to be taken to continuously improve their effectiveness. In October 2020, the board retained an independent external consultant to facilitate its assessment process in 2021, in conjunction with the Chair of the Board and the Chair of the GICRC.

Internal control and management information systems

The board has approved a comprehensive Internal Control Framework that codifies the company’s existing system of internal controls set out in policies and related documents. The Internal Control Framework is based on Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

The AC reviews and monitors the effectiveness of our internal control and management information systems and receives regular reports on internal control from management, including corporate oversight functions in the actuarial, finance, and internal audit departments. This oversight provides reasonable assurance of the reliability of our financial information and the safeguarding of assets.

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Shareholder engagement and communications

The Board believes it is important to have constructive engagement with the company’s shareholders to allow shareholders to express their views. Sun Life has well developed practices to facilitate constructive engagement with its investor base. The table below outlines the key contacts and methods that shareholders can use to engage with Sun Life and access important information:

Board of Directors

The Chair of the Board or his or her designate may communicate from time to time with shareholders, regulators, rating agencies and corporate governance-focused coalitions in connection with governance-related matters, including the results of the annual advisory vote on executive compensation. All such communications are reported to the board of directors no later than its next regularly scheduled meeting. Shareholders can contact the Chair of the Board as indicated below under “Contacting the Board”.

Senior Management

The CEO, the Chief Financial Officer, the Vice-President, Investor Relations, and/or other senior management meet regularly with financial analysts and institutional investors, and senior management has recently engaged with institutional investors on topics such as gender pay gap and living wages.

Senior management of the company also engages with shareholders and other stakeholders through executive presentations and by way of special events and announcements. In 2019 and on March 18, 2021, these additional opportunities for engagement included an Investor Day hosted by SLF Inc. and SLC Management (part of our Asset Management pillar), respectively, participation and presentations at peer led financial services conferences and summits and institutional investors’ conferences. Shareholders can contact senior management as indicated below under “Contacting Investor Relations” and can refer to our Investor Relations website at:
https://www.sunlife.com/Global/Investors for more information on upcoming presentations and engagements.

Investor Relations

Investor Relations provides shareholder resources including analyst coverage information, financial strength ratings, annual financial information and governance and sustainability practices information. Shareholders can contact Sun Life’s Investor Relations as indicated below under “Contacting Investor Relations”.

Shareholder Services

Our Shareholder Services team focuses on serving the needs of individual shareholders of the company and engages with our shareholders either directly or through our transfer agent, on matters related to annual meeting materials, dividend payments, tax receipts and the management and escalation of shareholder inquiries and complaints. In addition, our Shareholder Services team proactively operates asset reunification programs from time to time to find lost shareholders entitled to unclaimed shares and dividends. Shareholders can contact SLF Inc.’s Shareholder Services team or its transfer agent as indicated below under “Shareholder contacts”.

Live Broadcasts

Management conducts live webcasts of quarterly earnings release conference calls which are accessible to the shareholders and other interested parties, and the company’s annual meeting of shareholders may also be viewed by webcast and shareholders may submit questions through the webcast.

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Contacting the Board

Shareholders and other interested parties can contact the directors and the company directly to give feedback:

Board of Directors

Sun Life Financial Inc.

1 York Street, 31st Floor

Toronto, Ontario, Canada M5J 0B6

Email:     boarddirectors@sunlife.com

Contacting Investor Relations

Investor Relations

Sun Life Financial Inc.

1 York Street, 29th Floor

Toronto, Ontario, Canada M5J 0B6

Email:     investor.relations@sunlife.com

Disclosure policy

The board reviews and approves the content of all major disclosure documents including the annual and interim financial statements, MD&A, earnings news releases, the annual information form and this Circular.

We strive to be responsive to the disclosure needs of the investment community and other stakeholders and provide timely, consistent and accurate information to the investing public while meeting our disclosure obligations. The GICRC receives a report annually on the status of compliance with and effectiveness of our disclosure and securities trading policy and the policy is reviewed on a regular basis to determine whether revisions are required to respond to legal and regulatory developments, to reflect changes in the business environment or internal operations or to enhance governance.

The table below lists our corporate governance documents and when they are reviewed. All of them are available on our website (www.sunlife.com). Our Code is also available on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov/edgar.shtml).

Corporate governance document	Review cycle

Board of Directors charter and committee charters	Annually

Position descriptions for directors, including the Chair of the Board and the committee chairs	Annually

Statement of Corporate Governance Policies and Practices	Annually

Director Independence Policy	Annually

Code of Conduct	Annually, in-depth review at least every three years

Board Diversity Policy	Annually

Director Recruitment Guidelines	Annually

Shareholder contacts

For dividend information, change in share registration or address, lost stock certificates, tax forms, estate transfers or dividend reinvestment, please contact:

For shareholders residing in Canada:	For shareholders residing in the U.S.A.:
AST Trust Company (Canada) P.O. Box 700, Station B Montreal, Quebec, Canada H3B 3K3	American Stock Transfer & Trust Company, LLC 6201 15th Ave Brooklyn, New York 11219 U.S.A.

Phone: Email:	Canada: 1-877-224-1760 International: 1-416-682-3865 sunlifeinquiries@astfinancial.com	Phone: Email:	U.S.: 1-877-224-1760 International: 1-416-682-3865 sunlifeinquiries@astfinancial.com

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Additional contact information for other regions is available at www.sunlife.com/shareholdercontacts

For other shareholder inquiries, please contact:

Shareholder Services

Sun Life Financial Inc.

1 York Street, 31st Floor

Toronto, Ontario, Canada M5J 0B6

Email:        shareholderservices@sunlife.com

Shareholder proposals

Shareholder proposals for our 2022 annual meeting must be sent to us in writing. We must receive them by 5:00 p.m. (Toronto time) on December 10, 2021 to consider including them in our management information circular for the 2022 meeting.

Send the proposal to the Corporate Secretary at Sun Life Financial Inc.

Fax: Email: Mail:	416-585-9907 boarddirectors@sunlife.com 1 York Street, 31st Floor Toronto, Ontario, Canada M5J 0B6

Withdrawn proposal

A shareholder proposal was made by IBVM Foundation of Canada Inc., 70 St. Mary Street, Toronto, ON, M5S 1J3, related to Indigenous relations and reconciliation efforts at our company and was subsequently withdrawn. The proposal was withdrawn based on commitments to become a member of and engage with the Canadian Council for Aboriginal Business (CCAB) on their Progressive Aboriginal Relations certification program and to provide additional disclosure on Indigenous representation and other areas of engagement with Indigenous communities.

Board committees

The board’s four standing committees are:

•	Audit Committee
•	Governance, Investment & Conduct Review Committee
•	Management Resources Committee
•	Risk Committee

The board delegates work to its committees to fulfil its responsibility to supervise the management of the business and affairs of the company. The committee charters are reviewed at least annually and updated as required. All standing committees are comprised entirely of independent directors as defined in our Director Independence Policy.

The committees meet prior to board meetings at which the annual business plan and our annual and quarterly financial results are reviewed and approved, and at other times as required or appropriate.

The Chair of the Board and the committee chairs review and approve the agenda for each committee meeting. Agendas are developed using the forward agenda and items noted for consideration or follow-up at prior meetings. The committees discuss reports prepared by management, hold private meetings with individual members of management, including the heads of key control functions, and then meet in-camera. Each committee chair reports to the board on the committee’s deliberations and any recommendations that require board approval.

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Audit Committee (AC) Report

The AC is responsible for assisting the board in overseeing the integrity of financial statements and related information provided to shareholders and others, compliance with financial regulatory requirements, adequacy and effectiveness of the internal controls implemented and maintained by management, and assessing the qualifications, independence and performance of the external auditor. Management is responsible for preparing our consolidated financial statements and the reporting process. Deloitte is responsible for auditing our consolidated financial statements in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board in the U.S., and the effectiveness of our internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board in the U.S.

Independence

•  All AC members are independent and meet the additional independence standards for audit committee members in our Director Independence Policy (see page 28).

•  Each of Mss. Lewis and Stymiest has the necessary qualifications to be designated as an “audit committee financial expert” as defined by the U.S. Securities and Exchange Commission (SEC) and has the accounting or related financial management experience required under the rules of the NYSE

•  All AC members are “financially literate” within the meaning of the rules of the Canadian Securities Administrators on audit committees and the corporate governance listing standards of the NYSE

Meetings

•  Met 5 times in 2020

•  Met routinely in private with each of Deloitte, the Chief Financial Officer (CFO), the Chief Auditor and the Chief Actuary and met in-camera at each meeting

•  Meets privately with the Chief Risk Officer and Chief Compliance Officer, as appropriate

Performance The members of the AC are satisfied with the committee’s mandate and believe that it met the terms of its charter in 2020

Key Responsibilities	2020 Highlights

Financial Reporting and Controls

✓ reviewed our principal accounting and actuarial practices and policies and management’s accounting estimates and judgments with management and Deloitte

✓ reviewed regular reports from management on International Financial Reporting Standards (IFRS) developments and received updates on IFRS 17 implementation plans

✓ reviewed the following documents with management and Deloitte, and recommended them to the board for approval: annual consolidated financial statements, quarterly unaudited consolidated financial statements, MD&A and earnings news releases on our annual and quarterly results (Filings)

✓ reviewed with management significant events impacting the Filings, including the COVID-19 pandemic

✓ reviewed reports from management on the effectiveness of our disclosure controls and procedures, internal control over financial reporting, including the impacts of a work-from-home environment, and the attestation by Deloitte of the effectiveness of our internal controls

✓ reviewed and recommended to the board for approval amendments to the internal control framework

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Key Responsibilities	2020 Highlights

✓ received updates on the three lines of defence framework as applied to the finance function

✓ received an in-depth review of goodwill, including the impacts of the COVID-19 pandemic

✓ received a report on disclosure and related controls for credit and invested assets, including the impacts of the COVID-19 pandemic

✓ reviewed a report on model end-user computing controls and use of spreadsheets

✓ received updates on tax matters

✓ received an independent third party actuarial peer review of 2019 year-end policy liabilities, and an update on recommendations in the peer review

✓ reviewed quarterly reports from the Chief Actuary on method and assumption changes and management actions and their impacts

✓ reviewed a report on Provisions for Adverse Deviations (PfADS) in our actuarial liabilities

External Auditor

✓ conducted the annual evaluation of the external auditor and recommended their re-appointment to the board for approval

✓ reviewed and accepted the independence of the external auditor and reviewed and approved the restricting use of external auditor policy

✓ reviewed and approved the overall scope of the annual audit plan and necessary resources

✓ reviewed and approved the scope and terms of the external auditor’s engagement and reviewed and recommended their engagement letter and remuneration to the board for approval

✓ reviewed the results of audits and opinion of the external auditor with respect to our financial statements, including areas identified as significant audit risks, having significant management judgment, and other notable matters

✓ reviewed the external auditor’s processes for conducting its year-end audit in a virtual environment

Internal Audit

✓ reviewed and approved amendments to the 2020 internal audit plan to consider risks introduced by the COVID-19 pandemic

✓ reviewed the scope of the 2021 Internal Audit plan with management and the Chief Auditor, and approved the budget and staffing resources proposed for executing the plan

✓ reviewed the controls assessment of the second line oversight functions from Internal Audit in respect of the Risk Management, Compliance, Finance and Actuarial functions

✓ reviewed quarterly reports from the Chief Auditor on audit activities, findings and recommendations and the adequacy and effectiveness of internal control, risk management and governance processes and received in depth reports on Internal Audit’s approach to business and strategic risk and the COVID-19 pandemic, including the impacts of a work-from-home environment

✓ received a report on the results of KPMG’s independent external quality review of our Internal Audit function

Governance

✓ received reports from the Chief Compliance Officer on compliance matters within the committee mandate, including compliance with the Code and whistleblowing program

✓ reviewed and was satisfied with the independence of the Internal Audit function

Resourcing and Talent

✓ reviewed the mandates of and succession plans for the CFO, the Chief Auditor, and the Chief Actuary, reviewed the appropriateness of resources and the organizational structures, and assessed the effectiveness of their functions

✓ reviewed annual objectives and initiatives of the CFO, the Chief Auditor, and the Chief Actuary and assessed their annual performance

The AC charter can be found on our website (www.sunlife.com). You can find more information about the AC in our 2020 annual information form which is filed with the Canadian securities regulators (www.sedar.com) and on EDGAR (www.sec.gov/edgar.shtml).

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Governance, Investment & Conduct Review Committee (GICRC) Report

The GICRC is responsible for assisting the board in: reviewing and monitoring the Company’s Investment Plan and investment performance; overseeing investment practices, procedures and controls related to the management of the general fund investment portfolio and the Company’s asset management businesses; and reviewing and approving transactions, either separately or jointly with the RC, where the acquisition of individual investments for the general account would, on their own, exceed certain limits or ranges in the Investment and Credit Risk Management Policy. The GICRC is responsible for developing effective corporate governance guidelines and processes including policies and processes to sustain ethical behaviour, and developing processes to assess the effectiveness of the board and its committees. The GICRC also oversees compliance with legal and regulatory requirements and the identification and management of regulatory risk.

Independence All members of the GICRC are independent

Meetings

•  Met 4 times in 2020

•  Routinely held separate private meetings with the Chief Investment Officer and met in-camera at each quarterly meeting

•  In June 2020, oversight of the compliance and conduct review function moved from the RC to the GICRC; following this move, routinely held separate private meetings with the Chief Compliance Officer and met in-camera at each quarterly meeting

Performance The members of the GICRC are satisfied with the committee’s mandate and believe that it met the terms of its charter in 2020

Key Responsibilities	2020 Highlights
Corporate Governance Guidelines and Processes

✓ reviewed corporate governance developments and assessed current corporate governance practices and recommended to the board approval of our statement of corporate governance policies and practices

✓ reviewed subsidiary board governance activities, policies and processes

✓ reviewed corporate governance disclosure in the meeting materials for the annual meeting and the annual information form

✓ approved our philanthropic policy

Board Administration Board and Assessment

✓ reviewed and approved our policies regarding board diversity and director independence

✓ reviewed and recommended to the board updates to the board and committee charters and approval of position descriptions for the Board Chair, Committee Chairs and Directors

✓ reviewed the process for assessing the effectiveness of the board and its committees, including the periodic use of an independent consultant to assist in the assessment process

✓ received a report from an independent advisor on director compensation, reviewed the director compensation program and recommended amendments to the board

✓ reviewed and recommended to the board an amendment to the aggregate remuneration limit in our by-laws

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Key Responsibilities	2020 Highlights
Nomination of Directors and Education

✓ reviewed the director recruitment guidelines and directors’ skills matrix

✓ reviewed potential director candidates, including the evergreen list of candidates and resident Canadian requirements for directors

✓ assessed the independence of directors and reviewed and made recommendations to the board relating to board and committee composition

✓ reviewed and recommended approval of the management information circular, voting policyholders booklet, forms of proxy and the annual information form

✓ reviewed and discussed changes to the orientation program for new directors and education programs for current directors

Sustainability you can find our sustainability report on our website (www.sunlife.com/ sustainability)	✓ reviewed reports on our sustainability strategy, initiatives, and practices and reviewed and approved the annual sustainability report
Investments

✓ reviewed investment strategy, actions and performance for the general account and the company’s asset management businesses, including an assessment of the general account in the COVID-19 crisis

✓ reviewed reports on significant investment transactions

✓ received presentations and updates on commodities and real estate exposures, de-risking plans and the company’s credit risk profile in light of macro-economic developments

✓ received reports from the Chief Credit Risk Officer on market outlook, including investment risks and credit events impacting the company’s asset portfolio

✓ discussed investment strategy and reviewed and recommended to the board approval of the annual investment plan

✓ received a presentation on the valuation process for non-public assets

✓ reviewed reports and received presentations on topics including the introduction of a new set of credit risk leading indicators, an economic scenario and credit loss analysis on the impact of the COVID-19 pandemic, and a stress test of the North American commercial mortgage portfolio

Oversight of Compliance and Ethics In June 2020, oversight of the compliance and conduct review function moved from the RC to the GICRC.

✓ received regular reports from the Chief Compliance Officer on Compliance risk assessments, Compliance risk controls assessment, key compliance matters, including compliance with applicable laws and regulations, ethical conduct, whistleblowing, anti-money laundering, market conduct, privacy and anti-bribery and anti-corruption

✓ reviewed and approved the annual Compliance plan

✓ received updates on key regulatory developments and key regulator interactions

✓ reviewed policies and programs to monitor compliance with legal and regulatory requirements

✓ received an annual report from Internal Audit as to the effectiveness of the company’s anti-money laundering and anti-terrorist financing controls

✓ received reports on the Code of Conduct program and reviewed and recommended board approval of amendments to the Code of Conduct

Resourcing and Talent

✓ reviewed the mandates of and succession plans for the Chief Investment Officer and the Chief Compliance Officer, reviewed the appropriateness of resources and the organizational structures, and assessed the effectiveness of their functions

✓ reviewed annual objectives and initiatives of the Chief Investment Officer and assessed the annual performance of the Chief Investment Officer and Chief Compliance Officer

The GICRC charter can be found on our website (www.sunlife.com).

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Management Resources Committee (MRC) Report

The MRC is responsible for assisting the board in ensuring we have the leadership resources for succession of senior executive positions and programs to effectively attract, retain, develop and reward executives for achieving our strategic objectives. The MRC reviews the design, approval and governance of material incentive programs to align business objectives and to ensure that these incentive programs do not encourage excessive risk taking, and reviews the implications of key enterprise risks, including human resources risks, on compensation design and human resources practices. In addition, the MRC reviews and makes recommendations to the board with respect to compensation matters, including the remuneration of executives who have a material impact on the risk exposure of the company.

Independence All members of the MRC are independent and meet the additional independence standards set out in our Director Independence Policy

Meetings

•  Met 7 times in 2020

•  Met in camera at the beginning of each quarterly meeting and again after it reviewed reports from its independent advisors and management.

•  Held private sessions with the Executive Vice-President, Chief Human Resources & Communications Officer at each quarterly meeting

Performance The members of the MRC are satisfied with the committee’s mandate and believe that it met the terms of its charter in 2020

Key Responsibilities	2020 Highlights
Succession

✓ conducted an in-depth review of succession options for senior management positions, including at MFS Investment Management, and reviewed development plans for succession candidates with added attention to Executive Team succession and development in the context of CEO succession

✓ recommended the appointments of the new successors for the President, Sun Life Asia and the Executive Vice-President, Chief Information Officer who joined the Executive Team in 2020

✓ reviewed the approach to compensation and recommendations related to the President & CEO succession process conducted by the Board

✓ completed the periodic review of the process for appointing an interim CEO

✓ reviewed succession plans and talent development in the human resources function

Talent Strategy and Culture

✓ reviewed the talent pipeline strength, methodology, metrics and results, including talent priorities in the COVID-19 environment

✓ discussed employee relations and engagement matters

✓ reviewed the results of employee culture and engagement surveys and the major themes that require action, including impacts from the COVID-19 pandemic

✓ reviewed progress against our diversity, equity and inclusion strategy, including an update on gender pay equity, new analyses on pay equity for Employees who identify as black, Indigenous, or people or colour, and diversity commitments

✓ reviewed the human resources framework for responding to the COVID-19 pandemic

✓ reviewed the future of work strategy

✓ monitored the human resources risk dashboard and reviewed talent priorities in the COVID-19 environment

✓ received an in-depth report on talent in Asia

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Key Responsibilities	2020 Highlights
Executive Compensation

✓  recommended appropriate CEO compensation to the board based on our corporate performance and his leadership in 2019

✓  recommended appropriate compensation for the incoming President & CEO for 2021

✓  reviewed compensation recommendations for the Corporate Executive Vice-Presidents, Business Group Presidents, control function heads and other Material Risk Takers

✓  reviewed long-term incentive plan and annual incentive plan assessment updates

✓  recommended to the board for approval the annual incentive plan targets for 2020 and salary budgets for 2021

✓  received and considered the implications of reports from the independent executive compensation advisor, including reports on the impacts of the COVID-19 pandemic on compensation

Retirement Plan Governance	✓ approved amendments to the Canadian Employee Retirement and Savings Plan Governance Policy ✓ reviewed an annual assessment of worldwide retirement and savings plans and related governance policies
Oversight and Risk Management

✓  met with the Chief Risk Officer to review risk performance and management for consideration in compensation assessments

✓  considered the implications of key risks (including human resources risks) across the enterprise on compensation programs and human resources practices

✓  reviewed the design, approval and governance of material incentive programs to ensure they do not encourage excessive risk taking, as well as an overview of the design and operation of all compensation plans

✓  reviewed the Chief Internal Auditor’s assessment of our compensation programs against OSFI’s expectations and the Financial Stability Board’s Principles for Sound Compensation Practices

Oversight of Human Resource Policies, Practices and Governance

✓  reviewed and approved executive compensation policies and programs, including retirement and benefit arrangements

✓  reviewed annual incentive plan design changes to ensure continued alignment to our business strategy and focus on our Clients as the centre of our strategic objectives, including application of our compensation principles in the context of the COVID-19 pandemic

✓  reviewed and considered market trends and regulatory developments in executive compensation, including asset management compensation trends, environmental, social and governance considerations, and quantum of CEO pay, pay-for-performance analysis, gender pay equity, and peer group analysis

✓  evaluated the independence, appointment and terms of engagement for the independent compensation advisor

Resourcing and Talent

✓  reviewed the mandate of and succession plan for the Executive Vice-President, Chief Human Resources and Communications Officer, reviewed the appropriateness of resources and the organizational structure

✓  reviewed annual objectives and initiatives and assessed the annual performance of the Executive Vice-President, Chief Human Resources and Communications Officer

The MRC charter can be found on our website (www.sunlife.com).

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Risk Committee (RC) Report

The RC is responsible for assisting the board with oversight of the management of current and emerging risks enterprise-wide. This includes ensuring that management has appropriate policies in place, that there are processes and controls designed to identify and effectively manage the significant risks to which the Company is exposed and that there is sufficient capital to underpin those risks. The RC regularly monitors the Company’s risk profile to ensure it is within the agreed risk appetite and that the Company’s capital position is in compliance with regulatory capital requirements. The RC monitors and recommends to the board for approval, the specific risk limits allocated to the businesses and the annual Capital Plan. The RC meets with senior business and functional leaders who have first-hand knowledge of risks and the risk management programs, oversees the effectiveness of the risk management function, and obtains reports from Internal Audit on the effectiveness of controls within the business and risk function. It reviews and approves all risk management policies and reviews compliance with those policies. In addition, where the board has allocated oversight of specific risk management programs to other committees of the board, the RC is tasked with providing the board with an integrated view of the oversight of all risk management programs across all board committees.

Independence All members of the RC are independent

Meetings

•  Met 4 times in 2020

•  Routinely held separate private meetings with the Chief Risk Officer and met in-camera at the beginning and conclusion of each quarterly meeting

•  Met in-camera at the conclusion of each meeting with the Chief Compliance Officer through the end of the first quarter meetings in 2020, and with the Chief Credit Risk Officer periodically

Performance The members of the RC are satisfied with the committee’s mandate and believe that it met the terms of its charter in 2020

Key Responsibilities	2020 Highlights
Oversight of Risk Management

✓ reviewed the emerging and top risks facing our business activities and the controls being applied to mitigate risks

✓ received regular briefings and held regular discussions on emerging industry, regulatory and risk management issues and governance trends

✓ received quarterly reports from Internal Audit on the effectiveness of controls within the business and risk function and Internal Audit’s annual opinion on risk governance

✓ reviewed and recommended board approval of amendments to the Risk Management Framework and Risk Appetite Policy, and periodically reviewed and approved amendments to policies for the management and control of risk

✓ reviewed reports on compliance with risk policies, including risk limits, and monitored related management actions

✓ reviewed risk monitoring programs and quarterly reports on risk monitoring activities, including those related to risk appetite, asset liability management risk, product risk, investment and market risks, operational risks and insurance risks to ensure the risk profile remained within the risk appetite

✓ reviewed regular reports on information security matters and cyber security risks, including in-depth topics such as: top residual risks and cloud security strategy

✓ reviewed reports and received presentations on topics such as: the introduction of a new set of credit risk leading indicators, a review of our mortality and longevity strategy, and a stress test of the North American commercial mortgage portfolio

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Key Responsibilities	2020 Highlights

✓ reviewed quarterly stress testing reports, including scenarios that provided a range of potential outcomes for the COVID-19 pandemic and the associated economic impacts to help inform strategic decisions

✓ reviewed an update of the company’s Recovery Plan, which describes the actions the company would take in a period of severe stress to avoid failure and return to a well-capitalized state

✓ reviewed specific risk reports to provide an integrated view of the oversight of risk management programs to the board, including

•  risk considerations under the company’s business plan

•  risk considerations in the strategic plan at its annual strategy session

•  risk monitoring activities related to investment and market risks at the GICRC

•  the implications of the management of key risks across the enterprise on compensation programs at the MRC

Oversight of Capital, Liquidity & Treasury Management

✓ reviewed quarterly reports on the liquidity position of the company and that it is within the agreed upon risk limits

✓ reviewed our capital position and financial strength quarterly with management, and made recommendations to the board about allocation of capital, dividends, debt and security issuances/redemptions, and a guarantee on an internal funding arrangement

✓ reviewed and recommended to the board approval of the annual capital plan

✓ reviewed and recommended to the board approval for the renewal of authorisation to enter into credit facilities and renewal of authorisation to issue class A shares and debentures

✓ reviewed and recommended board approval of amendments to the Capital Risk Policy and Capital and Liquidity Management Framework

✓ reviewed reports and received presentations on topics, including the oversight and governance of seed investments

✓ reviewed the results of Financial Condition Testing (FCT) and the company’s own risk and solvency assessment (ORSA) and recommended to the board approval of internal and operating capital targets in accordance with OSFI guidelines

Resourcing and Talent

✓ reviewed the mandates of and succession plans for the Chief Risk Officer and the Chief Credit Risk Officer, reviewed the appropriateness of resources and the organizational structures, and assessed the effectiveness of their functions

✓ reviewed annual objectives and initiatives of the Chief Risk Officer, Chief Credit Risk Officer and Chief Compliance Officer and assessed the annual performance of the Chief Risk Officer and Chief Credit Risk Officer

✓ reviewed technology initiatives being undertaken by the risk division

Oversight of Compliance and Ethics In June 2020, oversight of the compliance function moved from the RC to the GICRC

✓ received reports from the Chief Compliance Officer on Compliance risk assessments, Compliance risk controls assessment, key compliance matters, including compliance with applicable laws and regulations, the Code of Conduct program, ethical conduct, whistleblowing, anti-money laundering, market conduct, privacy and anti-bribery and anti-corruption

✓ received updates on key regulatory developments and key regulator interactions

Conduct Review/Related Party Transactions In June 2020, oversight of the conduct review/related party transactions function moved from the RC to the GICRC

✓ received and reviewed a report on the effectiveness of the company’s procedures and practices to ensure compliance with regulations relating to related party transactions and that any transaction with related parties of the company that may have a material effect on the stability or solvency of the company are identified

The RC charter can be found on our website (www.sunlife.com).

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Director compensation

Compensation discussion and analysis

Our philosophy, approach and process

We have two primary compensation objectives:

•	to align directors’ interests with the interests of our shareholders
•	to fairly and competitively compensate directors in order to attract well qualified board members.

The board’s philosophy is to compensate directors fairly for the time and effort required to fulfil their responsibilities and contribute to the effective leadership and direction of the enterprise.

We compare the target pay for our directors (excluding the Chair of the Board and the CEO) against the total compensation (annual retainer and meeting fees) paid to directors of Canadian financial services sector peers. We determine the median pay for the “typical director” at other financial institutions by reviewing publicly available information from our peer group (see below). We calculate the amount that a typical director at each financial institution would receive in a year assuming an equal number of board and committee meetings at each institution and an equal number of committee memberships for each director. We also benchmark the total compensation paid and trends in director compensation using a broad survey of the public companies included in the TSX60 and a review of U.S. peers. We use these comparisons to assess the competitiveness of our directors’ compensation program every two years.

We benchmark pay for the Chair of the Board against the compensation paid to the chairs of companies in our peer group. The median total compensation among peer board chairs is used as a baseline to assess the competitiveness of the Chair of the Board’s compensation. The GICRC also considers other qualitative factors when making recommendations to the board on the Chair of the Board’s compensation.

Our peer group is made up of six major Canadian banks and two insurance companies.

We selected these companies as peers because they are leading financial services organizations in Canada that we believe recruit director candidates with similar skills and experience as we seek.

• Bank of Montreal • CIBC • Canada Life • Manulife Financial	• National Bank of Canada • RBC • The Bank of Nova Scotia • The Toronto-Dominion Bank

The GICRC considers the responsibilities and time commitment required to be an effective director as well as the competitiveness of our program relative to our peer group and makes recommendations to the board.

Program structure

Directors receive an annual retainer, committee retainers and travel fees for serving on the boards of SLF Inc. and Sun Life Assurance. The cost is shared equally between the two companies. Directors are also reimbursed for travel and other expenses they incur to attend our board and committee meetings. Committee chairs receive an additional retainer because of their increased responsibilities.

Directors receive a portion of their annual board retainer in DSUs (see below). The Chair of the Board receives a separate annual retainer that includes a portion in DSUs (see below). He is also reimbursed for travel and other expenses he incurs while carrying out his duties as Chair of the Board. He does not receive travel fees.

Messrs. Connor and Strain do not receive any director compensation because they are our CEO and our President & Chief Financial Officer, respectively. Details regarding Messrs. Connor and Strain’s compensation can be found in the Executive Compensation section of this Circular beginning on page 55.

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Directors’ Compensation for 2020

The table below shows the directors’ compensation structure for 2020:

Chair of the Board’s retainer	$440,000[1]
Directors’ retainers	$225,000[2]
Committee chairs’ retainers	$45,000
Committee members’ retainers	$10,000
Travel Fees	$1,500 – 3,000 per meeting[3]
[1]	$140,000 of which must be received in DSUs (increased to $220,000 in 2021) with the balance to be received in cash, DSUs and/or shares.
[2]	$120,000 of which must be received in DSUs with the balance to be received in cash, DSUs and/or shares.
[3]	Travel fees are (i) $1,500 when travel time for a round trip was two to six hours and (ii) $3,000 when travel time for a round trip was six hours or more.

The directors are required to receive at least $120,000 of their retainers in DSUs (approximately 53% of their annual director retainer) and the Chair of the Board is required to receive at least $140,000 of his retainer in DSUs (increased to $220,000 in 2021). Directors can choose to receive the balance of their compensation in any combination of cash, additional DSUs and common shares of SLF Inc. acquired on the open market. Directors cannot exercise their DSUs until they leave the board. All DSU awards are paid out in cash.

Independent directors do not participate in the company’s stock option plan.

Changes to directors’ compensation for 2021

The GICRC reviews director compensation every two years. In 2020, the GICRC retained Meridian Compensation Partners (Meridian), an independent compensation consultant, to provide a competitive review of our director compensation program. Meridian used data from our peer group and data from a 2019 Meridian survey of the TSX60 and a review of U.S. peers. Based on Meridian’s analysis the GICRC recommended, and the board approved, changing the minimum amount of the Chair of the Board’s annual retainer he is required to receive in DSUs, from at least $140,000 to at least $220,000 in DSUs, effective January 1, 2021. There were no other changes to the director compensation structure.

Share ownership guidelines

We believe it is important for our directors to have a significant stake in the company to align their interests with those of our shareholders.

Directors (other than Messrs. Connor and Strain) must own at least $735,000 (7x the cash portion of the independent director base retainer) in common shares and/or DSUs within five years of joining the board. Directors may not engage in equity monetization transactions, including pledges or hedges involving securities of SLF Inc. (see page 69).

Messrs. Connor and Strain, as CEO and President & Chief Financial Officer, respectively have separate share ownership requirements which are described on page 69.

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Share ownership

The table below shows the common shares and DSUs each director (other than Messrs. Connor and Strain) held as of March 1, 2021 and February 28, 2020, the portion of their base retainer they chose to receive in common shares or DSUs (excluding the portion of the annual board retainer that is automatically paid in DSUs) and the percentage of total annual board retainer received in common shares or DSUs.

Director	Year	Number of common shares	Number of DSUs	Total number of common shares and DSUs	Total value of common shares and DSUs ($)	Guideline met (✓) or value ($) required to meet guideline	Portion chosen as common shares or DSUs (%)[1]		Total received in common shares or DSUs (%)

William D. Anderson	2021	15,600	31,940	47,540	2,929,890	✓	–		50
	2020	15,600	27,836	43,436	2,518,854	✓	–		32
	Change	0	4,104	4,104	411,036

Stephanie L. Coyles	2021	11,000	9,822	20,822	1,283,260	✓	–	[2]	53	[2]
	2020	5,100	7,058	12,158	705,042	29,958	–	[2]	53	[2]
	Change	5,900	2,764	8,664	578,218

Martin J. G. Glynn	2021	10,316	25,515	35,831	2,208,265	✓	–		53
	2020	10,316	22,077	32,393	1,878,470	✓	–		53
	Change	0	3,438	3,438	329,795

Ashok K. Gupta	2021	1,481	8,346	9,827	605,638	129,362	100		100
	2020	462	4,391	4,853	281,425	453,575	100		100
	Change	1,019	3,955	4,974	324,213

M. Marianne Harris	2021	6,224	41,474	47,698	2,939,628	✓	100		100
	2020	5,961	34,229	40,190	2,330,618	✓	100		100
	Change	263	7,245	7,508	609,010

Sara Grootwassink Lewis	2021	5,680	28,647	34,327	2,115,573	✓	–		53
	2020	5,680	24,880	30,560	1,772,174	✓	–		53
	Change	0	3,767	3,767	343,399

James M. Peck	2021	0	9,974	9,974	614,698	120,302	100		100
	2020	0	4,695	4,695	272,263	462,737	100		100
	Change	0	5,279	5,279	342,435

Scott F. Powers	2021	975	22,720	23,695	1,460,323	✓	50		77
	2020	975	17,061	18,036	1,045,908	✓	75		88
	Change	0	5,659	5,659	414,415

Hugh D. Segal	2021	8,657	29,628	38,285	2,359,505	✓	–		53
	2020	8,657	26,014	34,671	2,010,571	✓	–		53
	Change	0	3,614	3,614	348,934

Barbara G. Stymiest	2021	5,000	47,486	52,486	3,234,712	✓	90		95
	2020	5,000	40,295	45,295	2,626,657	✓	90		95
	Change	0	7,191	7,191	608,055
[1]	The % reflects the amount of compensation received in common shares or DSUs that directors can otherwise elect to receive in cash.
[2]	Ms. Coyles uses 100% of her after tax director income to purchase common shares of the company.

The closing value of our common shares on the TSX was $61.63 on March 1, 2021 and $57.99 on February 28, 2020.

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Compensation details

Director compensation table

We paid a total of $2,800,822 to the directors of SLF Inc. and Sun Life Assurance in 2020, compared to $2,966,905 in 2019.

Name	Fees earned ($)	Share- based awards ($)	Travel fees ($)	Option- based awards[1] ($)	Non-equity incentive plan compen- sation ($)	Pension value ($)	All other compen- sation ($)	Total ($)

William D. Anderson	300,000	140,000	–	–	–	–	–	440,000

Stephanie L. Coyles	125,000	120,000	–	–	–	–	–	245,000

Martin J. G. Glynn	125,000	120,000	3,000	–	–	–	–	248,000

Ashok K. Gupta	822	245,000	3,000	–	–	–	–	248,822

M. Marianne Harris	–	280,000	–	–	–	–	–	280,000

Sara Grootwassink Lewis	150,000	130,000	3,000	–	–	–	–	283,000

James M. Peck	–	245,000	3,000	–	–	–	–	248,000

Scott F. Powers	40,000	240,000	3,000	–	–	–	–	283,000

Hugh D. Segal	125,000	120,000	–	–	–	–	–	245,000

Barbara G. Stymiest	16,000	264,000	–	–	–	–	–	280,000

TOTAL								2,800,822
[1]	Independent directors do not participate in the company’s stock option plan.

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Executive compensation

This section discusses our approach to executive compensation, how we make decisions, the different components of our programs, what we paid our named executive officers in 2020 and the rationale for our decisions. Management prepared the compensation discussion and analysis and compensation details provided below on behalf of the Management Resources Committee (MRC). It was reviewed and approved by the MRC and our board. The executive compensation disclosure includes non-IFRS measures. Additional information concerning these measures is available in Section L - Non-IFRS measures in our 2020 MD&A filed with securities regulators in Canada and with the SEC and available at www.sunlife.com, www.sedar.com and www.sec.gov. All figures are in Canadian dollars unless stated otherwise.

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Letter to shareholders

To our fellow shareholders:

2020 was a year like no other and the COVID-19 pandemic put a spotlight on the importance of our purpose, and what we do for our Clients, employees, and shareholders. We are proud of how our employees adapted and acted quickly to deliver for our Clients when it mattered most. We proactively supported Clients with special measures including premium payment grace periods, extended coverage, simplified, expedited claims processes, and in Canada, became the first carrier to offer virtual health care services to retail Clients.

At the same time, we reinforced the health and well-being of our employees as a top priority. This guided management’s decisions including swiftly moving employees to work-from-home, while providing an additional allowance for the small number of those required on-site. We continued to pay our people impacted by illness or lockdowns. We increased flexibility and time off for employees caring for young children, elderly parents, or other loved ones, while actively and openly promoting employees’ strong physical, mental, and financial health with leadership messages, learning resources, and access to tools, services, and support.

At year-end, the MRC recommended, and the board approved a one-time bonus for employees below the executive level, as recognition for their unique contribution in 2020 and vital role in keeping your company #SunLifeStrong.

2020 also brought an important, increased focus on racial and social injustice, and the criticality of diversity, equity, and inclusion within companies and society. At your company, we facilitated dialogue, accelerated training, expanded our annual pay equity analyses, and enhanced both internal and external diversity commitments. This included signing the BlackNorth Initiative pledge, a commitment to the removal of anti-Black systemic barriers negatively affecting the lives of Black Canadians.

Overall, 2020 showed the strength and resilience of your company with enhanced Client results, employee engagement at an all-time high, growth in underlying net income, and strong relative total shareholder return (TSR).

Key Leadership Changes

After 14 years with Sun Life and nearly 10 years as President and CEO, Dean A. Connor has decided to retire on August 6, 2021. Under Mr. Connor’s leadership, your company has transformed to become one of the top insurance and asset management companies in the world. Mr. Connor created a sustainable, Client-centric culture, fostering collaboration and digital innovation, and executing well against a focused four-pillar strategy. We are thrilled that Kevin Strain, previously Executive Vice-President and Chief Financial Officer, was appointed as President and Chief Financial Officer and a member of the Sun Life Board of Directors effective February 15, 2021. Mr. Strain will assume the CEO role upon Mr. Connor’s retirement. In addition to his passion for digital innovation and his unrelenting focus on our Clients, he has a strong track record of transforming businesses and being a successful Profit & Loss and Finance executive. We are confident Mr. Strain’s background and career at Sun Life position him well to lead your company into the future.

We made a number of other significant appointments in 2020, including Léo Grépin to the role of President, Sun Life Asia, a business area critical to our growth strategy, and Laura Money to the role of Executive Vice-President and Chief Information Officer, to drive the next phase of our digital transformation. We are pleased to announce the appointment of Manjit Singh as Executive Vice-President and Chief Financial Officer effective March 29, 2021. Mr Singh has more than 25 years’ experience working in financial services both in Canada and internationally. Talent acquisition, development, engagement, and succession planning continue to be critical areas of focus for the MRC and the board. We believe we have great talent at your company, and we emphasize attracting and developing our people for long-term success.

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Pay for Performance

Our approach to compensation is based on guiding principles (page 64) that align pay decisions with shareholder and Client interests, provide incentives, and link rewards to the longer-term success of your company. Throughout the year, the MRC used our compensation principles to assess potential compensation actions in response to the COVID-19 pandemic. In the following pages, we share our pay outcomes and how they reflect your company’s performance in 2020, as well as key governance activities over the past year.

Company Performance Highlights

In the context of a global COVID-19 pandemic, we delivered solid underlying net income performance. Reported net income is down year-over-year, in part due to negative market impacts.

Basis	Measure	2020	2019	Year-over-year Change

Reported	Net Income	$2,404 million	$2,618 million	(8)%

	ROE	10.8%	12.3%	Down 1.5 percentage points

	Earnings per Share	$4.10	$4.40	(7)%

Underlying	Net Income	$3,213 million	$3,057 million	5%

	ROE	14.4%	14.3%	Up 0.1 percentage point

	Earnings per Share	$5.49	$5.16	6%

	Value	Year-over-year Change

Insurance Sales	$3,501 million	(1)%

Wealth Sales	$221 billion	39%

Value of New Business (VNB)	$1,140 million	(5)%

Global assets under management (AUM)	$1,247 billion	13%

•

Insurance sales decreased 1%, predominantly reflecting lower large case sales and lower market activity in Canada, while wealth sales increased 39%, driven by growth across our markets and businesses. Assets Under Management grew 13% to $1.2 trillion, reflecting underlying business growth and market movement

•	The Value of New Business decreased 5%, reflecting in part, the impact of lower interest rates globally
•

Annualized total shareholder return (TSR) was -0.5%, 7.0%, and 9.6% for the 1-, 3-, and 5-year periods ending December 31, 2020. Our TSR ranks top quartile among North American and global insurance competitors for all performance periods

•

Executing on our Client-centric strategy became even more important in light of the COVID-19 pandemic. We improved Client experience, as assessed by Client Index, in particular by reaching out to more Clients, more often, and making it easier to do business with us

•

We introduced a new Sustainability strategy, integrated into our business strategy, and once again were selected as one of the 2020 Global 100 Most Sustainable Companies in the World by Corporate Knights

•

In July 2020, we completed the acquisition of the majority stake in InfraRed Capital Partners, a global infrastructure and real estate investment manager. In October 2020, we announced our intention to acquire a majority stake in Crescent Capital Group LP, a global alternative credit investment manager. The acquisition closed in January 2021. These partnerships allow SLC Management to offer our Clients a broader, deeper array of investment solutions

•	In Asia, we formed a 15-year exclusive bancassurance partnership with Asia Commercial Joint Stock Bank (ACB) in Vietnam, which launched in January 2021
•

Early in the year, we re-purchased and cancelled 3.5 million Sun Life common shares and increased the common shareholder dividend by 4.8%. Following a directive from the Office of the Superintendent of Financial Institutions (OSFI), no further share buybacks or dividend increases were actioned in 2020.

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Compensation Highlights in 2020

Over the course of 2020, the MRC executed against its full mandate as outlined on pages 47 to 48. We carefully assessed talent and compensation programs, practices, and outcomes, including the impact of the COVID-19 pandemic on performance and pay. We did not adjust 2020 performance targets under executive compensation plans. We brought an outside, independent, expert opinion to matters related to compensation to ensure the appropriate challenge was in place.

With consideration to our 2020 performance and the recommendations of the MRC, the board approved the following decisions aligning pay to performance, the details of which are shown in the following pages:

•

The annual incentive plan (AIP) total company performance factor is 93%, including a modest discretionary adjustment to reward overall support, service, and delivery for Clients. This is up slightly from our 2019 factor of 90%, reflecting solid underlying net income performance and Client results, though still below target given lower reported net income and VNB. The CEO and CFO’s payouts are based on this performance factor

•

AIP business group performance factors reflect a range of outcomes, both above and below target. Unique circumstances in each business group were considered and modest discretionary adjustments were made to ensure final AIP outcomes aligned with the overall performance of each business. Similar to the total company, results are generally up from 2019, reflecting solid underlying net income and Client outcomes. Business group Presidents’ payouts are based on these performance factors, which are detailed on page 72

•

The Senior Executive Sun Share Unit Plan (Sun Shares) performance factor is 164%. The factor is formulaic and no discretion was applied to the calculated result. The performance factor of 164% is up from 133% last year, and reflects consistently strong relative TSR over the full, five-year performance period of the plan, with very strong results in the most recent 2018-to-2020 period. All named executive officers have some long-term incentive delivered in Sun Shares

•	2021 pay and performance targets were set based on our 2021 plan and strategic priorities
•	2021 mid and long-term incentive awards were set and the ultimate value will reflect our performance over the next three to ten years.

Overall, our incentive plans delivered a below-target AIP result in a year in which the global COVID-19 pandemic challenged us to meet all of our ambitious annual business objectives, and an above-target Sun Share result reflecting very strong TSR performance relative to peers over the long term. The MRC sought input from the Chief Risk Officer and is confident that these results were delivered without excessive risk taking.

CEO Performance and Compensation

When determining compensation for the CEO, we consider target compensation set with the context of market data, business and individual performance versus annual strategic and financial goals, funding under the compensation plans, and results in the broader context of Client, employee, and shareholder experience. The board’s assessment of the CEO’s performance includes consideration of results versus short, medium, and long-term goals, broader strategic and financial performance, input from the CEO and others as needed, and feedback from all board members. The MRC considers the board’s performance assessment, reviews compensation history and market information, and seeks input from our independent advisor, in making a compensation recommendation to the board.

Following the review, the MRC recommended, and the board approved annualized total direct compensation (TDC) for Mr. Connor of $9,520,000, $270,000 above his target of $9,250,000 and $360,000 above 2019 actual TDC. 2020 annual incentive compensation was awarded at $1,920,000, reflecting the 93% total company performance factor and a 125% individual performance multiplier, which was 16% above target and 6% above 2019 actual.

In addition, the MRC recommended, and the board approved a mid-term incentive award of $6,500,000 for Mr. Connor to recognize his leadership and role in supporting a seamless transition to Mr. Strain, and to ensure Mr. Connor remains focused on actions that create long-term value for the company during his final year of service. In alignment with market practice, the award was made in 100% Senior Executive Sun Shares, versus our historical practice of 75% Sun Shares and 25% stock options, to acknowledge Mr. Connor’s planned retirement.

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The table on page 83 shows the alignment between the compensation outcomes for the CEO and the value created for shareholders over time.

With Mr. Strain’s appointment to President and Chief Financial Officer in February 2021, the MRC recommended, and the board approved annualized TDC of $5,500,000, including an award of mid and long-term incentives of $3,500,000, which we believe is appropriate considering competitive pay levels and the increase in scope and complexity of the role. Mr. Strain’s compensation will also be increased in conjunction with his appointment to President & CEO in August 2021.

Looking Forward

Throughout 2020, the MRC reviewed employee feedback to inform our response to their needs and ensure they were well equipped to be productive and continue delivering for our Clients. The MRC engaged in conversations about company culture, the future of work, and environmental, social, and governance (ESG) issues, including diversity, equity, and inclusion. We continue to identify future opportunities to differentiate talent and compensation programs to drive our business strategy and deliver value for our Clients and shareholders.

Have your Say

In 2020, we received positive feedback (95.4% in favour) on our compensation program from our shareholders, through our advisory vote on executive compensation (‘say on pay’), which helps us to ensure our decisions and actions align with shareholder expectations.

We aim to provide you with the information that instills confidence in the decisions taken and seek feedback on what more you want to know. We believe that an open dialogue is important and invite you to contact us at boarddirectors@sunlife.com on matters pertaining to executive compensation, and encourage you to continue to take advantage of your ‘say on pay’ again in 2021.

Sincerely,

M. Marianne Harris	Bill Anderson, FCPA, FCA
Chair, Management Resources Committee	Chair of the Board

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Compensation discussion and analysis (CD&A)

2020 compensation decisions and approvals

We evaluate our business performance to assess whether our targets set at the beginning of the year remain appropriate, whether external perceptions of our performance are consistent with the calculated results from our formulae, and the extent to which delivered results could represent one-off events. Notwithstanding the COVID-19 pandemic, we did not adjust performance targets for executive compensation plans. When determining AIP payouts, unique circumstances in each business group were considered and modest adjustments were made to ensure final AIP outcomes aligned with the overall performance of each business.

Kevin Strain’s compensation is increasing commensurate with his appointment as President & CFO, and his pay will be increased again in conjunction with his appointment as President & CEO in August 2021. For the other named executive officers (NEOs), there were no increases in salary or annual incentive targets, and some increases in 2021 long-term incentive grants. LTI awards are forward looking, recognize the critical role our executives play in providing leadership, managing risk and driving achievement of our ambitious goals for Clients and shareholders. The final payout of these awards depends on the absolute and relative value delivered to shareholders.

As previously disclosed, 2020 salaries, AIP targets, and LTI grants were approved and executed in February 2020. 2020 actual incentive outcomes reflect a range of business and individual performance, in alignment with our compensation principles. We describe annual incentive plan business results on pages 97 and 98.

The table below summarizes the 2020 compensation decisions for the individuals who are our NEOs for 2020. We describe the plans, payouts and new grants in more detail starting on page 70.

						Long Term Incentives (000s)

			Annual Incentives (000s)			Sun Shares		Options		SLC Manage- ment Phantom Units

	Annualized salary (000s)		Actual	Target		Value Vested / Paid (2018 grant)	Value Granted	Value Exercised	Value Granted	Value Granted

Named Executive Officer	2020	2021	2020	2020	2021	2021	2021	2020	2021	2021

Dean A. Connor President & Chief Executive Officer	1,100	1,100	1,920	1,650	1,650	9,623	6,500	10,758	–	–

Kevin D. Strain Executive Vice-President & Chief Financial Officer	650	800	925	815	1,200	2,646	2,625	1,343	875	–

Stephen C. Peacher President, SLC Management	US 580	US 580	US 1,903	US 1,450	US 1,450	US 3,546	US 650	–	US 650	US 1,300

Jacques Goulet President, Sun Life Canada	600	600	852	755	755	2,406	2,025	–	675	–

Daniel R. Fishbein President, Sun Life U.S.	US 600	US 600	US 1,045	US 760	US 760	US 2,095	US 1,238	–	US 412	–

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Mr. Goulet received a one-time LTI grant in late 2020 of $750,022 in Sun Shares and $250,001 in stock options to recognize his critical role in leading our largest business group.

Summaries of performance for each NEO that formed the basis for compensation decisions start on page 82.

The value of the 2018 Sun Share awards paid in 2021 reflects the change in share price, accumulated dividends and application of the 164% performance factor. See page 73 for details about the performance factor for Sun Share awards. Payouts on long-term incentives granted in 2018 were up due to Sun Life’s strong sustained absolute and relative total shareholder return vs. a peer group of Canadian banks and North American insurers over the performance period.

Changes for 2021

Management Resources Committee

The MRC conducted its annual review of our compensation programs and approved the following changes for 2021.

In light of the COVID-19 pandemic, we took a more conservative approach to 2021 compensation changes across our executive population. Target compensation remained flat for many of our executives and increases were focused on those with skills, capabilities and careers that were growing the fastest and on reducing any competitive gaps.

SLC Management Phantom Unit Plan

SLC Management has evolved significantly over the last several years, including closing on the acquisitions of majority stakes in each of Infrared Capital Partners and Crescent Capital Group LP. SLC Management incentive plans are evolving to align pay with the business strategy, operating model, and performance. As President, SLC Management, a portion of Mr. Peacher’s long-term incentive is delivered in SLC Management Phantom Units.

The SLC Management Phantom Unit Plan rewards individuals for long-term performance and growth of the full span of SLC Management including fixed income, alternative credit, real estate equity and debt, and infrastructure. For 2021 awards, performance measures will focus on the weighted growth of third-party ending AUM (25% weight), third-party fee Revenue (25% weight) and EBITDA (50% weight).

Details of the SLC Management Phantom Unit plan start on page 76.

Comparing shareholder value to executive compensation

The graph below compares the cumulative value of $100 invested in Sun Life shares for the five years starting on December 31, 2015 with the value of $100 invested in each of two indices, the S&P/TSX Composite Index and the S&P/TSX Composite Financials Index, for the same period, assuming dividends were reinvested. The graph also shows total compensation, as outlined in the summary compensation table on page 90, for the NEOs (limited to the CEO, CFO and the next three highest paid named executive officers for each year) as a dollar value and indexed to 100 over the same period.

2020 total compensation for NEOs reflects previously disclosed target changes made in February 2020, a mix of above-and-below-target AIP outcomes across our businesses, and the Canada-US exchange rate.

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Over five years, Sun Life’s returns have outpaced our NEO total compensation growth, and have slightly outpaced the two indices listed. For more information on the alignment between CEO pay and shareholder value, see page 83.

Year ended December 31	2015	2016	2017	2018	2019	2020

SLF Inc.	100	124	129	117	159	158

S&P/TSX Composite Index	100	121	132	120	148	156

S&P/TSX Composite Financials Index	100	124	141	128	155	157

NEO Total Compensation Index	100	125	134	151	136	151

Total compensation of top-5 paid NEOs (millions)	$20.5	$25.6	$27.6	$31.0	$27.8	$31.0

Cost of management ratio

The cost of management ratio below expresses total compensation, as outlined in the summary compensation table for the top five most highly paid NEOs as a percentage of underlying net income attributed to shareholders. This table shows that the cost of management ratio is in line with recent years.

Cost of management ratio	2016	2017	2018	2019	2020

Total Compensation of top-5 paid named executive officers (millions)	$25.6	$27.6	$31.0	$27.8	$31.0

Underlying net income attributed to shareholders (millions)	$2,335	$2,546	$2,947	$3,057	$3,213

Cost of management ratio	1.1%	1.1%	1.1%	0.9%	1.0%

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Compensation philosophy and approach

What we do

✓	Take a principles-based approach

•	Manage compensation design and decision-making within a set of guiding principles
•	Ensure our compensation practices align with Financial Stability Board (FSB) Principles for Sound Compensation Practices and their Implementation Standards
•	Benchmark compensation against peer companies

✓	Align with strategy and long-term shareholder value

•	Provide incentive to achieve strategic business priorities, such as our focus on Clients
•	Align pay with shareholder experience over the short, mid and long-term
•	Align our LTI programs to pay based on a mix of absolute and relative shareholder returns
•	Maintain a leading share ownership requirement and share retention policy
•	Consider shareholder feedback through annual “say on pay” and other channels

✓	Pay for performance

•	Pay senior executives with a focus on results-based, formulaic at-risk pay (at risk compensation as a percentage of target pay: 88% for the CEO and 76% for the Executive Team)
•	Define performance measures in the AIP that reflect value added for stakeholders, and are based on individual and company/business group performance

✓	Manage risk and ensure sound governance

•	The Chief Risk Officer makes an annual presentation to the MRC on the key enterprise risks and their relationship to compensation
•	Manage pay mix so that more senior roles have a significant portion of their compensation deferred, much of it tied to multi-year performance
•	Regularly audit our compensation programs, including reviews against the FSB Principles and Standards
•	Stress-test the designs of our incentive plans to ensure a robust understanding of possible outcomes
•	Directly link performance targets in the AIP to the annual Business Plan approved by the board and aligned with Sun Life’s risk framework
•

Ensure Risk, Compliance and Control considerations are considered prior to payouts via a modifier that is neutral to negative, and can be applied to lower the overall business result to zero if appropriate

•	Make LTI contingent upon compliance with post-retirement shareholding requirements
•	Apply compensation clawbacks as appropriate
•	Retain external independent advice at the board level
•

Incorporate caps on payouts in all non-sales compensation plan designs and, where appropriate, sales compensation plan designs. Payouts under some asset management plans are designed as a maximum % of financial measures (e.g. earnings)

•	Require a Code of Conduct declaration and monitor compliance for all employees

What we don’t do

×	No excessive perquisites / no “grossing up”

×	No encouraging excessive risk-taking

×	No repricing or backdating of stock options

×	No hedging or pledging of equity awards

×	No single-trigger change of control agreements

×	No multi-year guarantees

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Compensation principles

Our approach to compensation is guided by five principles for designing compensation programs that:

align to our business strategy, such as our focus on Clients provide incentive to meet strategic business priorities

support fairness for all employees, and reward top performance are simple and clearly communicated

ensure alignment with the investor experience of short, mid and long-term performance and create a longer-term ownership mindset for senior leaders, including leading share ownership requirements.

How we ensure alignment

The following are four ways we ensure our pay and performance are aligned with shareholder interests:

1.	at-risk pay (including variable and deferred compensation) accounts for 88% of total compensation paid to our CEO and 76% for the other Executive Team members
2.	performance measures in the AIP that reflect value added for stakeholders through earnings, and profitable sales and progress on key Client outcomes across the enterprise
3.	performance targets in the AIP that are based on the annual business plan approved by the board and aligned with the company’s risk framework
4.	absolute and relative shareholder returns that are reflected in our Sun Share and LTI programs.

Our approach to setting compensation

Benchmark against peer companies

•	On average, we target compensation at the median (or middle) of pay levels of peer companies and benchmark target total compensation to ensure the target market position for each role is appropriate
•

We align perquisites, benefits and pension arrangements with the median of practices among peer companies. The value of these benefits does not fluctuate significantly with business or individual performance

Pay for performance

•

At the end of the year, we adjust the actual pay based on achieving both business and individual performance goals. If we deliver superior performance above target, that will result in pay above target market position. Performance below expectations will result in pay below target market position

Align with Sun Life’s strategy

•

We use a formal decision-making process that incorporates assessment of performance and value added for shareholders and Clients, benchmarking against peers, independent advice, an annual decision-making cycle and the use of board discretion when appropriate.

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Compensation governance

Management Resources Committee involvement and composition

The MRC oversees compensation design and outcomes, focusing on programs that are considered material to the company. The MRC and board exercise oversight over the compensation programs at MFS Investment Management through approval of the annual salary budget, bonus pool and long-term equity awards.

Composed entirely of independent directors, MRC members have direct experience related to executive compensation, succession planning and risk management. Collectively, they have the expertise required to make decisions on executive compensation and governance.

The profiles of all directors are contained in the section on director nominees starting on page 13. Additional committee-specific information relevant to MRC members is provided below.

•

M. Marianne Harris, Chair of the MRC, was the Managing Director and President, Corporate and Investment Banking of Merrill Lynch Canada from 2006 to 2013 and Head of Financial Institutions Group Americas from 2003 to 2006 in New York. Ms. Harris has expertise in governance, stakeholder relations, risk and regulation and considerable experience in the design and administration of compensation programs as well as the governance and operation of executive compensation. She is currently on the pension committee of one other publicly traded company and a director of the Public Sector Pension Investment Board. Ms. Harris served on the human resources committees of two other public companies between 2014 and 2018 and was Chair of the Board of the Investment Industry Regulatory Organization of Canada from 2012 to 2018.

•

Martin J. G. Glynn is Chair of the Public Sector Pension (PSP) Investment Board. He was President and Chief Executive Officer of HSBC Bank USA from 2003 to 2006 and President and Chief Executive Officer of HSBC Bank Canada from 1999 to 2003. In those roles he had responsibility for human resources and compensation matters in Canada and the U.S. Mr. Glynn served on the compensation committee of one other publicly traded company from 2009 to January 2021 and was a member of the Human Resources and Compensation Committee of the PSP from 2014 to 2018 when he became the Chair of PSP and chaired the same committee from 2017 to 2018.

•

Ashok K. Gupta has 40 years of experience in the insurance and financial services industry in the UK, holding a number of senior executive, advisor and actuarial positions. He was an advisor to the Group Chief Executive Officer of Old Mutual Group plc from 2010 to 2013, Operating Partner of the Pearl Group plc (now Phoenix Group Holdings plc) from 2004 to 2009, Chief Executive Officer of Kinnect of Lloyd’s of London from 2001 to 2004, and Head of Group Strategy of CGU plc (now part of Aviva plc) from 1997 to 2000. Mr. Gupta is currently Chairman of EValue Ltd., Chair of Mercer Limited, and a director and member of the Remuneration Committee of JPMorgan European Smaller Companies Trust PLC. He also served on the Remuneration Committee of Old Mutual Wealth Management Limited (now Quilter PLC) from 2013 to 2014. These roles had responsibility for executive compensation and executive development.

•

James M. Peck was President & Chief Executive Officer of TransUnion, a global risk and information solutions provider from 2012 until 2019 and led the company through its IPO in 2015. Prior to joining TransUnion in 2012, he was Chief Executive Officer, LexisNexis Risk Solutions with Reed Elsevier (now RELX Group), a FTSE 100 multinational information and analytics company, from 2004 to 2012. In those roles, Mr. Peck had responsibility for human resources matters and compensation programs.

The MRC’s membership is reviewed annually to ensure members have the experience and expertise required to fulfil the MRC’s mandate. More information on the operation and activities of the MRC can be found on pages 47 to 48.

Incentive Plan Review Group – Management oversight

A group of senior executives from finance, actuarial, risk management, legal/compliance, human resources and internal audit comprise our Incentive Plan Review Group (IPRG) and participate in the compensation decision-making process. The IPRG meets prior to each MRC meeting to review the design of our incentive compensation plans, performance targets and assessments, and information on risk management. It provides input for the CEO, MRC and the board to consider as part of their final recommendations and approvals. More information on our decision-making cycle is available on page 68.

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Independent advice

In 2016, the MRC retained Pay Governance LLC (Pay Governance) as its independent consultant. Pay Governance provides advice on the strategy, design and quantum of compensation programs for the CEO and top executive officers and on our executive compensation governance, including advice on compensation programs relating to MFS Investment Management.

The MRC approves the engagement of the independent consultant, the proposed work plan and all associated fees. It considers any other work to be assigned to the independent consultant that is material in nature and will only approve it if it believes the work will not compromise the consultants’ independence as advisor to the MRC.

The independent consultant advises the MRC throughout the year, giving input on policy recommendations, helping assess the appropriateness of our executive compensation programs including design and outcomes and reviewing this circular. The MRC considers information provided by the independent consultant and makes recommendations to the board for approval. The board is ultimately responsible for compensation decisions.

The table below shows the fees paid to Pay Governance over the last two years.

Executive compensation-related fees	2020		2019

Pay Governance	US$	119,339	US$	176,643

Alignment of compensation programs and risk management

Our risk management approach

Our compensation programs are aligned to the organization’s risk management practices through our:

1.	Governance structure for the design and approval of incentive compensation plans
2.	Processes used to support the alignment of compensation and risk management.

Described in more detail below, the MRC concluded that we did not take risks beyond our risk appetite to generate the business results that led to incentive payouts.

We use the “three-lines-of-defence” model as a means to ensure roles and responsibilities are consistent, transparent and clearly documented for decision-making, risk management and control in support of effective governance. Under the model:

•	The first line refers to business roles who own, identify, and manage business risks
•

The second line is the oversight functions, which are independent of the first line, and oversee the risk management programs through the risk framework and policies. Independence of the second line is supported with no direct business unit reporting relationships or direct incentive measures based on individual business unit performance

•	The third line of defence is the internal audit function or a third party, which provides independent assurance as to the effectiveness of risk management, control and governance processes.

Governance structure for approval of incentive plans

The MRC reviews the annual, mid and long-term incentive plans, which represent 92% of the total spend on incentive programs across the enterprise. The remaining plans are generally sales compensation plans developed within approved frameworks and managed through the three-lines-of-defence model. Amounts and key risks under these plans are reviewed by the MRC on an annual basis.

In addition to formal approval processes, the following actions also support the alignment of compensation and risk management:

•

Identification of Material Risk Takers (MRTs). MRTs are individuals in roles having a material impact on our risk exposure. Pay decisions for MRTs are reviewed by the MRC and alignment of their compensation with long-term performance of the company is ensured through a minimum of 40% of their variable pay that is deferred when the earnings threshold is exceeded. See page 107 for the aggregate compensation of our MRTs

•	Application of compensation clawbacks. See page 69 for a description of our clawback policy
•

Ability to lower share unit payments. The MRC and board have discretion in the Sun Share plan to cancel all outstanding awards if they determine that payments would seriously jeopardize our capital position or solvency

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•

Application of overall discretion. The MRC and board have discretion to lower or zero out incentive awards, and to lower or not grant long-term incentive awards to individuals or groups, if they conclude results were achieved by taking risks outside of board-approved risk appetite levels

•	Regular audit of our compensation programs. Internal audit reviews our compensation programs against the FSB Principles and reports to the MRC on its findings on an annual basis.

Processes supporting the alignment of compensation and risk management

Our compensation design and review processes incorporate the following risk management practices:

•	They are managed through the three-lines-of-defence model and compensation principles, including alignment with FSB principles
•	Each year an annual business plan is developed and approved by the board based on approved risk appetite levels and is used as the basis for setting annual performance targets under the AIP
•

The Chief Risk Officer makes an annual presentation to the MRC on the key enterprise risks and whether they are being managed appropriately and if adjustments to outcomes are required, and attends other meetings as required

•

The MRC receives updates on the incentive plan assessments, including human resources talent risk and has the discretion to lower or zero out incentive awards, and to lower or not grant long-term incentive awards to individuals or groups, if they conclude results were achieved by taking risks outside of approved risk-appetite limits

•

The IPRG meets prior to each MRC meeting to review incentive plan outcomes from the perspective of finance, actuarial, risk management, legal/compliance, human resources and internal audit. The IPRG also meets after the end of the year to discuss whether any adjustments should be made to the overall or business group AIP score based on the risk, compliance and control environment

•

The MRC reviews information on the grant value and outstanding value of all salary, bonus and long-term incentive awards over the past five years for each member of the Executive Team. The MRC also reviews stress-testing analysis for Executive Team members by reviewing the potential value of outstanding equity awards over a range of future share prices

•

The MRC annually reviews aggregate payouts under all incentive programs, the processes and the control environment governing incentive plans and areas of focus for the upcoming year based on an assessment of indicators of potential risk such as size of plan, size and variability of payout levels, and plan design and operational features.

Design of incentive compensation plans to mitigate risk

The design of our incentive plans helps to mitigate risk, as follows:

•	Designs are stress-tested to ensure an understanding of possible outcomes.
•	Pay mix is managed so that more senior roles have a significant portion of their compensation deferred, a significant portion of which is tied to multi-year performance.
•	Executives have share ownership and share retention requirements that reinforce the focus on the long-term and alignment with shareholders’ interests.
•

Caps on payouts are incorporated in all non-sales compensation plan designs and, where appropriate, sales compensation design. Payouts under some asset management plans are designed as a maximum % of a financial measures (e.g., earnings).

•	The AIP (see page 71) includes a measure whereby funding can be reduced based on the risk, compliance and control environment.
•	Performance measures generally include a mix of financial and non-financial absolute and relative measures.
•	AIP funding is limited to total company and business group performance, with no direct compensation impact for sales or decisions around individual products within a business group.

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Decision-making cycle

Our annual-incentive decision-making cycle is a rigorous process carried out in three stages for the relevant performance period:

Use of discretion

The board has discretion to:

•	Increase or decrease awards under the AIP based on its assessment of risk management and the impact on our financial results, and other factors that may have had an effect on performance
•

Lower or zero out AIP awards, and to lower or not grant new long-term incentive awards for individuals or groups, if it concludes that results were achieved by taking risks outside of board approved risk appetite levels

•	Cancel all outstanding awards under the Sun Share plan if it determines that payment would seriously jeopardize the capital position or solvency of the organization.

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Executive share ownership and share retention requirements

Our executives align their interests with those of our shareholders by holding an ongoing stake in the company.

Executive tenure	Years to achieve minimum requirement

New to the company	5

Newly promoted	3 years from promotion date

In 2016, we increased the minimum levels of share ownership for named executive officers and added a requirement that they achieve at least 25% of their minimum level of share ownership through personal actions, including personal ownership of shares and elections to defer bonuses into DSU awards. They have five years to achieve the new requirement.

In addition, starting with grants in 2017, we added a requirement that following an exercise of stock options, our active executive officers must retain shares equal to 50% of the after-tax gain from the exercise for three years. This hold requirement does not apply if they have achieved their share ownership requirements and at least 25% of their minimum level of share ownership through personal actions or if they retire.

	Multiple of annual salary	Post-retirement guidelines

Chief Executive Officer (CEO)	10x	Hold at least 100% of guideline for 1 year Hold at least 50% of guideline for 2 years

Named Executive Officers (NEO)	5x	Hold at least 100% of guideline for 1 year

All insiders must follow our insider trading rules, and executives and directors must notify the appropriate individual of their intention to trade in our securities. Executives must notify the CEO, while directors, including the CEO, must notify the Chair of the Board. The Chair of the Board must notify the Chair of the GICRC.

No hedging or pledging

We have a policy that prohibits all insiders subject to our share ownership requirements from participating in equity monetization transactions including pledging or hedges involving the company’s securities.

Clawbacks

Our clawback policy allows the company to recoup compensation in situations of material restatement and/or misconduct. The policy gives the board discretion to recover any or all of the incentive compensation received or realized in the previous 24 months if the employee (or former employee) was involved in misconduct, including fraud, dishonesty, negligence, and/or non-compliance with legal requirements or our internal policies, including the Code. In the case of material restatement, compensation can be recovered if the incentive compensation received would have been less had the restated financial results been known.

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Our compensation program

Seven components made up our 2020 compensation program:

Component	Pay type	Performance period	Who’s eligible

Salary	Fixed	• reviewed annually	• all employees

Annual incentives	Variable	• up to 1 year	• all employees

Sun Share Unit Plan	Variable	• 3 years’ forward-looking performance	• key contributors; Vice- Presidents and above

Executive stock option plan	Variable	• 10 years • vest over 4 years	• Executive Team

Deferred share unit plan (DSU plan)	Variable	• redeemed when the executive leaves the organization	• Vice-Presidents and above

Pension and other benefits	Fixed	• accrue during employment	• all employees

Perquisites	Fixed	• available during employment	• Vice-Presidents and above

In addition to the above, the President, SLC Management participates in the SLC Management Phantom Unit Plan, as described below.

Component	Pay type	Performance period	Who’s eligible

SLC Management Phantom Unit Plan	Variable	• 3 years’ forward-looking performance	• Managing Director and above levels in SLC Management

The majority of compensation paid to our senior executives is variable and at risk. Pay mix varies based on the ability of the executive to influence short and long-term business results, the level and location of the executive and competitive practices. The average mix of total direct compensation by level, based on target pay, is summarized below. The actual pay mix for individuals may be different depending on business and individual performance and geographic location, as well as investor experience (i.e., dividends and share price movements), per our guiding principles. Pension, benefits and perquisites are supplemental, and outlined on pages 90 and 91.

Benchmarking

•	We look at how other companies similar to us compensate similar roles. We look at each component of compensation along with total compensation to ensure we can attract and retain the talent we need
•

Surveys of peer groups are used to benchmark our compensation levels for certain executive officers, as outlined below. We selected these peer groups because they include the leading financial services organizations in Canada and the broader U.S. insurance industry that we compete in for talent. We

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also review publicly available compensation information for relevant companies that are publicly traded and compensation information for the asset management sector as appropriate before setting the compensation range for our executive officers.

•

Canadian market survey: The Financial Services Executive Compensation Survey produced by Korn Ferry is used to benchmark Canadian executives. Our Canadian peer group is made up of six major Canadian banks and two insurance companies:

• RBC	• Scotiabank	• CIBC	• Manulife Financial

• TD Bank Financial Group	• BMO Financial Group	• National Bank Financial Group	• Canada Life

•

U.S. market surveys: The Diversified Insurance Study of Executive Compensation produced by Willis Towers Watson is used to benchmark most U.S. executives. The study includes 30 U.S. insurance companies (in addition to Sun Life):

• AFLAC • AIG • Allianz Life Insurance • Allstate • Brighthouse Financial • Cigna • CNO Financial • Equitable • Genworth Financial	• Guardian Life • Hartford Financial Services • John Hancock • Lincoln Financial • Massachusetts Mutual • MetLife • Nationwide	• New York Life • Northwestern Mutual • OneAmerica Financial Partners • Pacific Life • Principal Financial Group • Protective Life • Prudential Financial	• Securian Financial Group • Symetra Financial • Thrivent Financial for Lutherans • Transamerica • Unum • USAA • Voya Financial Services

•

For Mr. Peacher, President, SLC Management, we consider benchmarking information from the 2020 McLagan Investment Management survey, which includes investment management roles from over 50 US insurance companies.

Salaries

Annual incentive plan

This plan rewards employees with cash awards based on how well we achieved our financial, sales and Client objectives for the year. The maximum overall AIP payout for exceptional business results and individual performance is 250% of target.

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Awards are determined using the following formula:

Annual incentive plan target ($)	X	Business results (%)	X	Individual multiplier (%)	=	Annual incentive plan award ($)

Business results

We used four measures to assess our total company performance under the AIP as outlined below.

Management uses a business performance scorecard to conduct a comprehensive “look back” on performance and ensure fairness and reasonableness of the final performance payout factor. Total company performance is reviewed to confirm the calculated results and inform whether a discretionary adjustment of up to ±20% is appropriate based on a set of guiding principles. The plan also includes a modifier for Risk, Compliance and Control considerations that is neutral to negative, and can be applied to lower the overall business result to zero. The MRC maintains its discretion to increase, lower or zero out incentive awards.

Calculated payout factor	±	Scorecard adjustment (if any)	–	Risk, Compliance and Control adjustment (if any)	=	Final performance payout factor

Underlying net income (loss) removes from reported net income (loss) the impacts of items as defined in Section L -  Non-IFRS measures in our 2020 MD&A filed with Canadian securities regulators.

Mix of business results

The current mix of business results for our named executive officers is as follows:

	Total Company
	Reported EPS	Underlying EPS	VNB	Client measures
CEO	25%	25%	25%	25%
CFO

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	Total Company	Relevant Business Group
	Reported EPS	Underlying Net Income	VNB	Client measures
NEOs (excluding the President, SLC Management)	25%	25%	25%	25%
President, SLC Management	Performance of SLC Management business group including Client outcomes, investment performance, and financial measures.

Executive Team members who run a business group continue to have a significant portion of their compensation tied to total company results through the mid and long-term incentive programs.

Individual multiplier

All employees, including the named executive officers, receive an individual performance multiplier based on their individual contributions during the year. Performance is assessed against individual performance objectives for the year. The multiplier for the named executive officers can range from 0% for unsatisfactory performance to 200% for exceptional performance.

Long-term incentive compensation

These incentive plans are designed to align and reward executives and other key contributors for creating shareholder value and generating superior returns over the performance period of the plans, which range from three to 10 years. In the case of the CEO and the Executive Team, the proportion of long-term incentive delivered in options is considered in light of age and career stage. For Mr. Connor’s 2021 Long-Term Incentive grant, the board decided to grant 100% Sun Shares. Incentive pools are allocated to business leaders to decide the award for participants based on contributions during the year and their potential impact on long-term results. Awards are granted as a fixed amount, however, the actual payout value will vary based on our share price, dividends and, in the case of Sun Shares, our performance relative to peers over the performance period, and for the SLC Management Phantom Unit plan, based on SLC Management performance over the performance period. Prior to approving awards, the MRC receives information on past awards for each Executive Team member. Awards are granted based on position level, individual performance and potential and competitive practice.

Sun Share Unit Plan

Objectives for the Sun Share Unit Plan include aligning payouts to sustained performance, absolute and relative total return performance versus peers, and retention. The plan design has a range of potential payouts (from 0% to 200% of target) for our most senior executives, reflecting their accountability and impact on our results. Less senior participants have a narrower range of potential payouts because our focus at those levels is more on alignment of deferred pay to absolute TSR and retention.

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The plan incorporates two performance measures:

Performance Measure	Description	Applies to
1. Absolute TSR	the underlying value of the share units based on increases or decreases to share price and dividend performance	All Sun Share participants
2. Relative TSR	modifies the ultimate number of units awarded based on our relative TSR performance versus peers	Vice-Presidents and above

The relative TSR performance measure for executives ensures that payouts are aligned to both absolute and relative total return performance over the performance period.

The grant value of each Sun Share is the average closing price of our common shares on the TSX over the five trading days before the grant date. Sun Shares accumulate dividend equivalents over the performance period and vest in full after three years. The payout value of each Sun Share is based on the average closing price of our common shares on the TSX over the five trading days before the vesting date and is adjusted through the application of the performance factor for executives.

The formula below shows how we calculate the payout value of Sun Shares for named executive officers:

Sun Shares (#)	X	Share price ($)	X	Performance factor	=	Payout value

(number of units awarded plus additional units credited as reinvested dividends)		(average price of our common shares on the TSX over the five trading days before the vesting date)		(0% to 200%) based on the weighted average of three annual 3-year TSR factors		of Sun Shares on vesting ($)

We calculate the TSR performance factor for Sun Shares using the weighted average of three annual three-year TSR factors. The annual TSR factor is calculated as the change in price of our common shares over the 36-month period ending December 31 of the applicable year plus reinvested dividends during the same period measured relative to peers.

For the 2020 Sun Share grant the annual TSR factors are weighted as follows:

We benchmark our performance under the Sun Share Unit Plan against a custom weighted index of 12 public Canadian and U.S. banks and insurance companies. These companies are most similar to us in terms of measuring business performance since they operate in the same broader financial services market and directly compete with us in some business segments. We also compete with these companies for talent and access to capital. The companies listed below have been used in calculating the annual performance factors since 2015.

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This custom weighted index is a subset of the peer groups that we use for benchmarking compensation levels (see page 71). The custom weighted index is not used for any other purpose.

	Weight	Sun Share Benchmark Peers

Canadian banks	25%	• RBC • TD Bank Financial Group	• Scotiabank • BMO Financial Group	• CIBC

North American insurance companies	75%	• Canada Life • Lincoln Financial • Manulife Financial	• MetLife • Principal Financial Group • Prudential Financial	• Unum Group

Level of performance	If the 3-year relative TSR	Then the annual TSR factor is

Maximum	exceeds the average of the custom weighted index by 10% or more	200%

Target	is at the average of the custom weighted index	100%

Threshold	is at 10% below the custom weighted index	25%

Below threshold	is more than 10% below the average of the custom weighted index	0%

Intermediate values are interpolated.

Executive stock option plan

Starting in 2013, we limited the use of options to Executive Team members, who receive up to 25% of their annual long-term incentive award in options. The exercise price of an option is the closing price of our common shares on the TSX on the grant date. Options vest 25% per year over four years, starting on the first anniversary of the grant date, and are exercisable until 10 years after grant. Starting with the 2017 grant, if an executive has not achieved share ownership and personal action requirements, we require that active executives hold shares equal to 50% of the after-tax gain on exercise for 3 years. Options are not subject to any performance goals and only have value if the price of our common shares increases after the grant date.

The MRC recommends the terms of each grant to the board for approval. The exercise price of an option already granted cannot be lowered or forfeited in exchange for options with a lower exercise price. If there is a change of control, the board can choose from a range of alternatives to address outstanding options, including accelerated vesting. Options cannot be transferred or assigned.

The option plan may be amended by the board as long as we receive other necessary approvals. The following amendments require shareholder approval unless they result from the plan’s anti-dilution provisions:

•	increasing the number of common shares that can be issued under the plan
•	reducing the exercise price of an option, including cancelling and re-granting an option on different terms within three months
•	extending the expiry date of an option or permitting the grant of an option with an expiry date of more than 10 years from the grant date
•	permitting an option to be transferred other than to a spouse, minor child or minor grandchild
•	expanding the categories of eligible participants in the plan
•	increasing or deleting the limits relating to common shares that may be issued to insiders or any one person
•	permitting other types of compensation (e.g., share awards) by issuing equity
•	revising the amendment procedure itself.

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For grants from 2019 onwards, the board has amended our option plan to align our post-retirement treatment of options with our peer group. Options granted under the amended plan will terminate on the earlier of the last exercise date of the options and the date that is 60 months following the retirement of the Executive.

The plan allows the board to grant options with stock appreciation rights, although it has not granted any to date. A stock appreciation right allows the executive to exercise his or her option and receive, in cash, the difference between the market price of our common shares and the exercise price of the option. Stock appreciation rights provide the same compensation value as the underlying options.

The table below shows the number of options granted, outstanding and available for grant under the option plan as at December 31, 2020. We can issue up to 29,525,000 of our common shares under the plan (5.0% of the shares outstanding as at December 31, 2020), as long as we do not issue more than 10% of our total outstanding common shares to insiders and no more than 1% to any one person. The annual grants are determined based on a calculated five-year-average Black-Scholes value (12.2% for December 2020 grant, 12.4% for February 2020 grant, 14.3% for 2019, and 17.7% for 2018).

Measure of dilution	2020		2019		2018
	# of options	% of shares outstanding	# of options	% of shares outstanding	# of options	% of shares outstanding

Annual grant[1]	730,442	0.12	745,243	0.13	516,576	0.09

Options outstanding[2]	3,173,204	0.54	3,073,966	0.52	3,101,421	0.52

Options available for grant[3]	4,645,195	0.79	5,375,637	0.91	6,120,830	1.02

Overhang[4]	7,818,399	1.34	8,449,603	1.44	9,222,251	1.54

Burn rate[5]		0.12		0.13		0.09
[1]	the total number of options granted under the option plan each year
[2]	the total number of options outstanding at the end of each year, including the annual grant
[3]	the number of options in reserve approved by shareholders that are available for grant at the end of each year
[4]	the number of options outstanding plus the number of options in reserve approved by shareholders that are available for grant in the future
[5]	the number of awards granted in the applicable fiscal year as a percentage of the weighted average number of outstanding shares for the same fiscal year

SLC Management Phantom Unit Plan

The plan allows participants to share in the overall success and value creation of SLC Management and aligns the interest of participants and shareholders in the corporation by providing incentive for future performance. For Mr. Peacher, the 2020 plan rewards performance over a three-year period based on equally weighted SLC Management Fixed Income and BentallGreenOak (BGO) performance metrics. SLC Management Phantom Units vest in full on the third anniversary of the grant date.

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Mix of long-term incentive vehicles

The current mix of long-term incentive vehicles for eligible participants is as follows:

Eligible participants		Stock Options	Sun Shares	SLC Management Phantom Units

CEO and Executive Team (excluding the President, SLC Management)		25%	75%	–

President, SLC Management		25%	25%	50%

Senior Vice-Presidents, Vice-Presidents and key contributors (below Vice-President)		–	100%	–

SLC Management	Senior Managing Directors, Managing Directors and key contributors	–	–	100%
	Select Senior Managing Directors	–	Mix of SLC Management Phantom Units and Sun Shares

Deferred share unit plan

DSUs are an effective way for executives to meet their share ownership requirements and they can only be redeemed when the executive leaves the organization. We sometimes grant DSUs to new executives to replace the value of long-term incentives they forfeited with a previous employer, and on a limited basis to recognize additional responsibilities associated with promotions during the year.

DSUs are redeemed for cash based on the value of our common shares at the time of redemption, plus any dividend equivalents accumulated over the period.

The formula below shows how we calculate the payout value of DSUs:

Deferred Share Units (#)	X	Share price ($)	=	Payout value
(number of units plus additional units credited as reinvested dividends)		(average price of our common shares on the TSX over the five trading days before the redemption date)		of DSU on redemption ($)

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Share ownership levels

The table below shows the values of common shares and share units held by each named executive officer as at December 31, 2020. We calculated the value of common shares and share units using $56.60, the closing price of our common shares on the TSX on December 31, 2020. In 2016, we added a requirement for the CEO and Executive Team members to achieve at least 25% of their minimum level of share ownership through personal actions, including personal ownership of shares and elections to defer bonuses into DSU awards (personal ownership excludes Sun Shares). For presentation purposes, the Sun Shares have been valued using the target performance factor (100%).

Named executive officer			Total share ownership at December 31, 2020 ($)
	Minimum ownership requirement	Total ownership as a multiple of salary	Common shares	Sun Shares	SLC Management Phantom Units	Deferred share units (DSUs)	Total ownership

Dean A. Connor	10x salary	26.6x	5,463,301	15,518,796	–	8,313,017	29,295,114

Kevin D. Strain	5x salary	8.5x	823,422	4,670,594	–	–	5,494,016

Stephen C. Peacher	5x salary	12.6x	–	6,145,743	1,947,668	1,712,518	9,805,929

Jacques Goulet	5x salary	9.2x	408,426	5,136,635	–	–	5,545,061

Daniel R. Fishbein	5x salary	7.0x	166,574	4,519,659	–	906,977	5,593,210

All named executive officers have met their share ownership requirement and are on track to meet their personal actions requirement by the attainment date.

Pension benefits

Our pension plans deliver a portion of pay that provides protection and wealth accumulation for retirement. Only defined contribution plans are available to new hires worldwide (except for our small defined benefit plan in the Philippines). The named executive officers participate in the pension plans available in their country of employment.

Canadian plans

On January 1, 2009, we closed the Canadian staff defined benefit plan to new employees and replaced it with a defined contribution plan, which we describe in more detail starting on page 79. Canadian employees hired before then continue to participate in the previous plan, which includes both defined benefit and defined contribution components.

Mr. Connor and Mr. Strain are named executive officers in Canada who were hired before 2009, and they participate in the defined benefit plan. Mr. Goulet is a named executive officer in Canada who was hired after 2009, and he participates in the defined contribution plan.

Our retirement program for Canadian employees hired before January 1, 2009 (including applicable named executive officers) consists of two elements:

•	a defined benefit accrual for service prior to 2005
•	a combination of defined benefit and defined contribution accruals for service after 2004.

Benefits up to the tax limits are paid from registered plans. Benefits above the tax limits are paid from non-registered pension plans that are secured, where applicable, through a Retirement Compensation Arrangement.

Defined benefit formula for service prior to 2005

The pension formula for service prior to 2005 depends on which legacy pension plan the applicable executive participated in.

Mr. Connor has no service prior to 2005.

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Mr. Strain’s defined benefit pension formula for service prior to January 1, 2005 is based on the Clarica pension plan, which was acquired by Sun Life in 2001.

Years of service before 2005	X	1.0% of average pensionable earnings up to $100,000	+	1.65% of average pensionable earnings above $100,000	=	Annual pension as of age 65

Under the Clarica formula, pensionable earnings consist of annual salary and annual incentives. Average pensionable earnings is based on the employee’s highest average pensionable earnings in the best three consecutive years in the last 120 months of employment.

Clarica benefits are payable from age 65 for life, with 60 monthly payments guaranteed. Other forms of payment are available on an actuarially equivalent basis. Employees with Clarica service can retire as early as age 55, and the benefit is reduced by 3% for each year that retirement precedes age 63, and an additional 3% for each year that retirement precedes age 60.

Defined benefit formula for service after 2004

(Designated executives, including Mr. Connor and Mr. Strain)

Years of service after 2004	X	1.6% of average pensionable earnings	=	Annual pension as of age 65

Under this formula, pensionable earnings consist of annual salary and the actual annual incentive, capped at the lesser of 100% of target and 100% of base salary. Average pensionable earnings is based on the employee’s highest average pensionable earnings in any three consecutive calendar years in the last 10 years of employment.

The pension is payable for the lifetime of the employee. Other forms of payment are available on an actuarially equivalent basis.

If a designated executive leaves before age 62, the pension formula is reduced. If they leave:

•	before age 51, we use a factor of 1.0% in the pension formula (instead of 1.6%)
•	between the ages 51 and 62, we increase the factor of 1.0% by 0.05% for each complete year between age 50 and retirement, to a maximum of 1.6% at age 62 or later.

Designated executives can choose to start receiving the pension benefit as early as age 55, but the benefit is actuarially reduced from age 62 to reflect the earlier start.

Pension maximums

The total combined annual pension benefit for all service in all company sponsored defined benefit plans, excluding Clarica service, is capped at 65% of the named executive officer’s best consecutive, three- calendar-year average pensionable earnings over the last 10 years of employment. Pensionable earnings includes actual incentive compensation only up to the target level, limiting the pension benefit for all employees even if annual incentive awards are paid above target levels. The target incentive is further capped at 100% of salary for service after 2004.

Defined contribution plan for employees hired before 2009

The pension plan also includes a defined contribution component for service after 2004. Employees can contribute 1.5% of pensionable earnings up to the year’s maximum pensionable earnings (YMPE), and 3.0% of pensionable earnings above the YMPE. Sun Life matches 50%. Pensionable earnings consist of salary and actual annual incentive, capped at target. Participants will receive the value of their vested accumulated contributions and associated investment return upon termination or retirement.

Total contributions to the plan (employee and company matching contributions) are subject to the limits of the Income Tax Act (Canada). Employee and company contributions end once the maximum contribution limit is reached ($27,830 for 2020).

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Defined contribution plan for new hires after 2008

New hires on or after January 1, 2009 participate in the Sun Life staff pension plan, which provides a core company contribution of 3% of pensionable earnings from the date of hire. Employees have the option to make voluntary contributions of 1% to 5% of pensionable earnings and will receive a matching company contribution of 50%. Starting in 2020, new hires will be auto-enrolled at the 5% level, and can adjust their contribution level to suit their needs. Pensionable earnings consist of salary and actual annual incentives, capped at target. Company contributions vest immediately, and participants will receive the value of their vested accumulated contributions and associated investment return upon termination or retirement. Total company and employee contributions are restricted to the defined contribution limit in the Income Tax Act (Canada) ($27,830 for 2020).

Vice-Presidents and above participate in a supplemental, non-registered defined contribution plan. Once an executive has reached the maximum limit under the registered plan, the supplemental plan provides a contribution of 10.5% of his or her pensionable earnings above the level of pay where the maximum contribution limit is reached for the registered plan. The contribution rate in the supplemental plan is set at 10.5% to equal the maximum amount that the company and employee, combined, can contribute under the registered plan.

U.S. plans

On January 1, 2006, the defined benefit plan in the U.S. was frozen to new entrants and participants who were under age 50 and had not yet reached 60 years of combined age and service (60 points). We introduced a Retirement Investment Account (RIA), an employer-paid defined contribution arrangement, to replace the defined benefit plan as of January 1, 2006. In December 2014, the defined benefit pension plan was frozen for all grandfathered participants who were still accruing benefits. Mr. Peacher, and Mr. Fishbein our named executive officers in the U.S., were hired after 2006 and do not participate in the defined benefit plan.

Our U.S. defined contribution retirement program has three elements:

•	a voluntary tax-qualified 401(k) plan
•	a tax-qualified RIA that provides automatic employer contributions
•	a non-qualified retirement investment plan for certain employees whose compensation exceeds the IRS limits (US$285,000 for 2020).

Effective January 1, 2019, the 401(k) plan was changed to qualify for certain IRS “safe harbor” rules and to add auto-enrollment and auto-escalation features. All new hires who do not make an election will be automatically enrolled at 3% employee contribution level, which will increase by 1% each subsequent year until reaching 10%. Employees can adjust their level of contributions to meet their needs.

401(k) plan

Employees can contribute up to 60% of their eligible earnings (salary, sales incentives, actual incentive payments, and other eligible pay), up to the maximum contribution set by the IRS (for 2020, US$19,500 plus an additional US$6,500 for participants age 50 and older). A participant can contribute on a pre-tax or after-tax basis. Prior to January 1, 2019, we matched 50% of the employee’s contribution, up to 6% of eligible earnings. Beginning January 1, 2019, we match 100% on the first 3% and 50% on the next 2% of the employee’s contribution (maximum of US$11,400 matching contributions for 2020). Participants receive the value of their vested accumulated contributions and associated investment return upon termination or retirement.

Retirement Investment Account (RIA)

We contribute a percentage of eligible earnings to the RIA each year based on the employee’s age and years of service, as of January 1. The named executive officers in the U.S. participate in the RIA and their eligible earnings consist of salary plus the actual incentive bonus up to the IRS compensation limit, and other eligible pay (US$285,000 for 2020).

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The table below shows the age and service criteria for the RIA contribution.

Age and service as at January 1	% of eligible earnings
	Prior Jan 1, 2019	After Jan 1, 2019
Under 40	3	2
40 to 54	5	4
55 and over	7	6

Total contributions that we and the participant make to the tax-qualified RIA and the 401(k) cannot exceed the maximum set by the IRS (US$57,000 for each participant under age 50 and $63,500 for each participant age 50 or older in 2020). Maximum eligible earnings that can be used to determine the annual allocations under the RIA and the 401(k) are US$285,000 for each participant in 2020.

Non-qualified retirement investment plan (Top-Hat)

Mr. Peacher and Mr. Fishbein participate in the Top-Hat plan. We contribute 15% of eligible earnings that exceed the IRS compensation limit for the tax-qualified plan. Eligible earnings for the Top-Hat plan are defined as salary plus the actual incentive bonus, capped at the target payout.

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Compensation details

Individual pay and performance outcomes

The board assessed the performance of the CEO, and the CEO assessed the performance of the other named executive officers, against their individual objectives for 2020. In addition to a review of pay-for-performance and competitive practice, these assessments formed the basis for compensation decisions. A summary of the individual performance for each named executive officer follows.

Dean A. Connor, President and Chief Executive Officer

Mr. Connor has been our CEO since December 1, 2011. Under Mr. Connor’s leadership, we defined our Four Pillar and Client for life Strategy, and in 2020 we made excellent progress on a number of key priorities aligned with the strategic plan.

In recognition of his contribution in 2020, Mr. Connor was allocated an AIP award of $1,920,000 (125% individual multiplier). Mr. Connor was granted a 2021 mid-term incentive award of $6,500,000 to recognize his leadership and role in supporting a seamless transition to Mr. Strain, and to ensure Mr. Connor remains focused on actions that create long-term value for the company during his final year of service.

In alignment with market practice, Mr. Connor’s mid-term incentive for 2021 will be delivered entirely in Senior Executive Sun Shares to acknowledge his planned retirement.

Significant accomplishments in 2020 include:

•

Leading Sun Life’s response to the COVID-19 pandemic, including a quick transition to work from home, special accommodation for Clients, advisors, borrowers and tenants, support to employees including additional wellness days and mental health support, close monitoring of all risk, capital and liquidity measures, and acceleration of digital projects—all underpinned by intensive and proactive communication

•	Driving our Client for life strategy and delivering improvements in Client Index (our key measure of Client loyalty and satisfaction)
•	Extending and embedding Digital Enterprise, our new way for business and IT leaders to work together to accelerate digital projects and make them Client-centered
•	Expansion of Lumino Health Network in Canada to deliver virtual health care to Clients through our collaboration with Dialogue
•

Actively managing talent in the company to build new capabilities, including positive progress against diversity, equity and inclusion goals, with new training, new objectives for 2025 and the signing of the BlackNorth Initiative

•

Completing the acquisition of a majority interest in InfraRed Capital Partners, an infrastructure equity investment firm, announcing the acquisition of a majority interest in Crescent Capital, an alternative credit investment manager, and signing a 15-year distribution arrangement with ACB bank in Vietnam

•

Launching a refreshed Sustainability strategy and introducing disclosures recommended by the Task Force on Climate-related Financial Disclosures (TCFD), with recognition again as one of the Global 100 Most Sustainable Corporations in the World

•	Maintaining an effective risk, compliance and control culture by establishing tone and managing the organization within established risk appetite levels approved by the board
•

Delivering solid financial results, with underlying net income of $3,213 million, up 5% from prior year (6% on an EPS basis), and underlying ROE of 14.4%. Reported net income of $2,404 declined 8% due to interest rates, credit and equity markets. VNB declined 5%, and asset management gross sales increased 41% over prior year with net sales increasing to $17 billion

•

Increasing the common share dividend by 5% over prior year, and delivering TSR of -1% in 2020, in the top quartile among 20 global life insurers for the year, and top quartile TSR of 10% per annum over the past five years compounded annually.

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Compensation Summary

	2020		2019	2018
	Target	Actual	Actual	Actual
Salary	1,100,000	1,100,000	1,142,308	1,100,000
Annual incentives	1,650,000	1,920,000	1,810,000	2,200,000
Total Cash	2,750,000	3,020,000	2,952,308	3,300,000
Sun Shares	4,875,042		4,687,504	4,500,028
Stock options	1,625,007		1,562,503	1,500,001
Long Term Incentives	6,500,049		6,250,007	6,000,029
Total Direct Compensation[1]	9,250,049	9,520,049	9,202,315	9,300,029

[1]  2020 actual represents the TDC value as approved by the board and as described in the Letter to Shareholders, as well as rounding of long-term incentive grants, as we grant only whole Sun Shares and stock options (no fractional units). 2019 actuals include adjustments due to the fact that 2019 included an extra (27th) pay period for Canadian employees.

The following table illustrates the alignment between CEO pay and shareholder value. The table compares the current value of total direct compensation awarded to Mr. Connor over the last five years to a comparable measure of the value received by shareholders over the same period. The actual compensation values include salary and cash incentive payments, the value at vesting of Sun Shares granted (or current value for units that are outstanding), the value of stock options exercised during the period and the value of in-the-money stock options that remain outstanding. Compensation outcomes are also compared to the value to shareholders, which represents the cumulative value of a $100 investment in our shares made on the first trading day of the period indicated, assuming the reinvestment of dividends.

				Value of $100
Fiscal Year	Total Direct Compensation Awarded ($000)[1]	Compensation realized and realizable ($000)	Period	CEO[2]	Shareholder value[3]
2016	8,378	11,457	December 31, 2015 – December 31, 2020	137	158
2017	8,785	12,136	December 31, 2016 – December 31, 2020	138	128
2018	9,300	9,011	December 31, 2017 – December 31, 2020	97	122
2019	9,202	10,043	December 31, 2018 – December 31, 2020	109	135
2020	9,520	7,452	December 31, 2019 – December 31, 2020	78	99
			Average	112	129
[1]	Includes salary and variable compensation awarded at year-end in respect of performance during the year.
[2]	Represents the actual value to Mr. Connor for each $100 awarded in total direct compensation during the fiscal years indicated.
[3]	Represents the cumulative value of a $100 investment in shares made on the first trading day of the period indicated, assuming reinvestment of dividends.

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Kevin D. Strain, Executive Vice-President and Chief Financial Officer

On May 29, 2017, Mr. Strain was appointed Executive Vice-President and CFO and is responsible for overseeing a portfolio of functions including Finance, Taxation, Capital, Investor Relations, and Enterprise Services. Prior to his appointment, Mr. Strain was President, Sun Life Asia, and has held several senior roles in the Corporate Office and the Canadian business including SVP, Individual Insurance and Investments, VP Investor Relations, VP Individual Finance and VP of Clarica’s Pension business. Mr. Strain advances the achievement of our four pillar strategy through continued financial and risk management prudence.

In recognition of his contribution in 2020, Mr. Strain was allocated an AIP award of $924,699 (122% individual multiplier).

Mr. Strain’s compensation was adjusted with his promotion to President & CFO in February 2021, including a 2021 long-term incentive award of $3,500,000. His pay will be increased in conjunction with his appointment to President & Chief Executive Officer in August 2021.

Significant accomplishments in 2020 include:

•	Identifying opportunities to deliver value to shareholders through tax, treasury, capital management, and other financial initiatives
•	Leading our expense management initiatives and driving opportunities to enhance productivity and generate savings, including programs to reduce third party spend and reduce Corporate office expenses
•

Enterprise Services: robust IT stability performance, strong ratings and uptake in use of our mobile applications, and leadership role for the Digital Enterprise initiative, including the appointment of Laura Money to the role of Executive Vice-President and Chief Information Officer, to drive the next phase of our digital transformation

•	Providing leadership to the business groups in capital deployment decisions, assessing risks and opportunities and managing capital requirements
•	Leading the transition to IFRS 17 including decisions on key accounting choices and associated business strategies in addition to the selection and implementation of new technology solutions
•

Supporting initiatives and actions to fulfil the Client for life strategy, including improving Client experience, leveraging digital, data & analytics to meet Client needs, pursuing distribution excellence, reinforcing our high-performance culture, and ensuring strong financial discipline

•	Supporting M&A activity across businesses and geographies
•

Supporting the implementation of our sustainability strategy and evolution of sustainability-related disclosure by increasing investor and analyst communication and engagement on these topics, and participating in the development of initial disclosures aligned with TCFD recommendations

•	Endorsing a plan to pursue carbon neutral operations beginning in 2021, as well as a sustainable investing target
•	Managing regulatory changes and identifying related strategic and operational opportunities
•	Continued focus and progress towards talent diversity, equity and inclusion goals.

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Compensation Summary

	2020		2019	2018
	Target	Actual	Actual	Actual
Salary	650,000	638,462	623,077	600,000
Annual incentives	815,000	924,699	825,000	1,000,000
Total Cash	1,465,000	1,563,161	1,448,077	1,600,000
Sun Shares	1,650,058		1,387,506	1,237,525
Stock options	550,001		462,503	412,504
Long Term Incentives	2,200,059		1,850,009	1,650,030
Total Direct Compensation	3,665,059	3,763,220	3,298,085	3,250,030

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Stephen C. Peacher, President, SLC Management

Mr. Peacher became our EVP and Chief Investment Officer on October 13, 2009, and on January 11, 2016 was appointed President, SLC Management with responsibility for the strategy, development and performance of our invested asset portfolio, and SLC Management, our third-party institutional asset management business. Mr. Peacher advances our leadership in global asset management, one of our four strategic pillars which includes SLC Management and MFS Investment Management.

In recognition of his contribution in 2020, Mr. Peacher was allocated an AIP award of US$1,903,125 (125% individual multiplier), and granted a 2021 long-term incentive award of US$2,600,000.

Significant accomplishments in 2020 include:

•

Generating strong results in Sun Life’s general account to support product sales and net income after a multi-year de-risking program which positioned the general account for the volatile market environment in 2020

•

Delivering strong performance in the various portfolios managed by SLC Management and its affiliates for our third-party institutional Clients which, when combined with effective Client communication efforts during the crisis, led to very strong Client retention

•	Negotiating and signing the agreement to acquire a 51% interest in alternative credit manager Crescent Capital Group LP which closed in January 2021
•	Closing the previously announced acquisition of InfraRed Capital Partners
•	Raising $10 billion of new commitments from institutional investors
•	Establishing specific diversity, equity & inclusion targets and taking actions designed to improve the diversity of our workforce in the coming years
•	Ensuring a strong talent base through the development and promotion of existing employees and new hires
•	Strengthening our financial reporting and operating platform
•	Playing an active role on the Executive Team in setting Sun Life’s strategic and financial goals in global asset management.

Compensation Summary (USD)

	2020		2019	2018
	Target	Actual	Actual	Actual
Salary	580,000	580,000	580,000	580,000
Annual incentives	1,450,000	1,903,125	1,595,000	1,650,000
Total Cash	2,030,000	2,483,125	2,175,000	2,230,000
Sun Shares	617,563		1,788,736	1,614,480
Stock options	617,517		596,241	538,156
SLC Management Phantom Units	1,235,033		–	–
Long Term Incentives	2,470,113		2,384,977	2,152,636
Total Direct Compensation	4,500,113	4,953,238	4,559,977	4,382,636

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Jacques Goulet, President, Sun Life Canada

On January 15, 2018, Mr. Goulet was appointed EVP and President Sun Life Canada and is responsible for leading our largest business group providing insurance, wealth management including mutual funds, group retirement services and group benefits in Canada. Mr. Goulet advances our leadership in Canadian insurance and wealth solutions, one of our four strategic pillars.

In recognition of his contribution in 2020, Mr. Goulet was allocated an AIP award of $851,640 (120% individual multiplier), and granted a 2021 long-term incentive award of $2,700,000.

Mr. Goulet received a one-time long-term incentive grant ($750,022 in Senior Executive Sun Shares and $250,001 in stock options) in December 2020 to recognize his critical role in leading our largest business group.

Significant accomplishments in 2020 include:

•	Achieving 6% growth in underlying net income and 15% growth in expected profit, marking 8 consecutive quarters above 8% growth in expected profit
•

Sustaining the #1 position in the Canadian Group Retirement Services market with over $125 billion in assets under administration and a notable $1.1 billion payout annuity sale, the largest single-day annuity transaction by an insurer in Canada. Launching a proprietary Environmental, Social and Governance evaluation framework, reinforcing commitment to drive social and environmental outcomes

•

Leveraging Sun Life’s market leadership position of being #1 in Group Benefits[1] with $11 billion of business-in-force to bring innovative digital and health solutions to Clients, including a virtual care platform, Lumino Health

•

Establishing a key role in proactively building mentally healthy workplaces across Canada through initiatives such as introducing Teladoc’s Mental Health Navigator to provide early assistance for Clients’ well-being and hosting a C-suite mental health summit

•

Upholding Sun Life’s leadership position in Individual insurance and health, including being the first carrier in Canada to offer virtual health care services to retail Clients and launching Sun eApp to Third Party advisors

•

Continuing our retail wealth momentum by growing Sun Life Global Investments to $34 billion in AUM and launching Sun Life Private Investment Pools, a solution to optimize returns in the current low-interest-rate environment

•	Putting Clients at the centre throughout the COVID-19 pandemic, such as supporting Clients and sponsors experiencing financial hardship with flexible arrangements
•	Achieving our target for improving Client experience, evidenced by Client feedback scores (specifically: ease of doing business, problem resolution, proactive engagement)
•

Accelerating our digital transformation, making it easier to do business especially during unprecedented times, processing 90% of retail insurance applications and 79% of retail wealth transactions digitally, and underwriting 71% of policies without the need for laboratory tests

•

Expanding Lumino Health’s capabilities through strategic collaborations with Dialogue, GoRendezVous and OnCall Health, helping Clients access the resources they need, including over 150,000 paramedical providers with over 20 million user ratings

•

Continuing to invest in building a high-performing, inclusive workplace, achieving gender parity on the Canadian Executive team and launching a leading diversity, equity and inclusion digital learning platform.

[1]	Based on revenue for year ended December 2019 from 2020 Group Benefits Provider Report.

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Compensation Summary

	2020		2019	2018
	Target	Actual	Actual	Actual
Salary	600,000	588,462	571,154	518,269
Annual incentives	755,000	851,640	675,000	780,000
Sign-on Cash[1]	-	-	-	2,110,000
Total Cash	1,355,000	1,440,102	1,246,154	3,408,269
Sun Shares	2,400,080		1,275,012	4,129,058
Stock options	800,002		425,000	375,007
Long Term Incentives[1]	3,200,082		1,700,012	4,504,065
Total Direct Compensation	4,555,082	4,640,184	2,946,166	7,912,334
[1] Sign-on cash is related to replacing variable incentives that were forfeited from Mr. Goulet’s previous employer. Long-term incentives also include replacement equity value on-hire.

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Daniel R. Fishbein, President, Sun Life U.S.

Mr. Fishbein has been our EVP and President, Sun Life U.S. since March 17, 2014 and is responsible for leading our United States insurance businesses, which include a stop-loss and employee benefits business, a voluntary benefits business and in-force blocks of individual life insurance. Mr. Fishbein advances our leadership in U.S. group benefits, one of our four strategic pillars

In recognition of his contribution in 2020, Mr. Fishbein was allocated an AIP award of US$1,045,000 (125% individual multiplier), and granted a 2021 long-term incentive award of US$1,650,000.

Significant accomplishments in 2020 include:

•	Growing underlying net income for the sixth consecutive year, reaching US$425 million in 2020 and an ROE of 15.3%
•

Reaching total Group Benefits sales of US$1.1 billion, increasing 6% over 2019, reflecting the demand for our digital and virtual capabilities, our Client-centric response to the COVID-19 pandemic, and new product releases

•

Increasing business-in-force as of December 31, 2020 by 6% over the previous year, driven by continued strong performance in our stop-loss business where business-in-force reached US$2.2 billion, advancing our position as the largest independent medical stop-loss provider in the U.S.

•	Generating sales for each of the three new turnkey FullscopeRMS businesses that launched in 2019–stop-loss, supplemental health and absence management
•

Onboarding nearly 10,000 employer Clients to our new integrated disability claim and absence management system, which provides enhanced digital and reporting capabilities for employers, real-time data, and a single point of contact for members throughout their leave to simplify the claims process

•

Easing financial burdens for Clients during the COVID-19 pandemic by providing extra time to make premium payments, providing dental premium credits, temporarily waiving Maxwell Health platform fees, adding new products and features, and extending timelines to help temporarily laid-off or furloughed members keep their benefits coverage

•

Making it easier for Clients to interact with us virtually during the COVID-19 pandemic, such as adding e-signatures to online disability claims submission, and hosting 31 webinars for more than 44,000 Clients and brokers on regulatory changes related to the COVID-19 pandemic, Sun Life digital capabilities, and mental health support

•

Launching flexible, virtual options to enroll members on our Maxwell Health platform on any device, and adding text messaging and live chat features and additional integration for employee payroll deductions. These digital tools allowed us to manage 100% of Client enrollments virtually during the COVID-19 pandemic and helped us increase the active employees on the Maxwell Health platform to 340% of the prior year

•	Being named a Top Place to Work in Massachusetts by The Boston Globe, jumping 11 places from 2019 to rank at #9 on the list of the state’s largest employers.

Compensation Summary (USD)

	2020		2019	2018
	Target	Actual	Actual	Actual
Salary	600,000	594,231	575,000	569,231
Annual incentives	760,000	1,045,000	890,000	925,000
Total Cash	1,360,000	1,639,231	1,465,000	1,494,231
Sun Shares	1,111,574		1,043,423	954,028
Stock options	370,514		347,808	318,005
Long Term Incentives	1,482,088		1,391,231	1,272,033
Total Direct Compensation	2,842,088	3,121,319	2,856,231	2,766,264

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Summary compensation table

The table below shows the total compensation paid to our named executive officers for the fiscal years ended December 31, 2020, 2019 and 2018. 2020 total compensation for NEOs was driven by previously disclosed target changes made in February 2020, a mix of above-and-below-target AIP outcomes across our businesses, and the Canada-US exchange rate.

Mr. Peacher and Mr. Fishbein receive their compensation in U.S. dollars. We have converted their compensation to Canadian dollars in the tables that follow using the average annual exchange rates of C$1.341 for 2020, C$1.327 for 2019 and C$1.295 for 2018.

Name and principal position	Year	Paid salary ($)	Share awards ($)	Option awards ($)	Non-equity annual incentive plan compen- sation ($)	Pension value ($)	All other compen- sation ($)	Total compen- sation ($)
Dean A. Connor President & Chief Executive Officer	2020	1,100,000	4,875,042	1,625,007	1,920,000	475,277	95,048	10,090,374
	2019	1,142,308	4,687,504	1,562,503	1,810,000	433,077	11,233	9,646,625
	2018	1,100,000	4,500,028	1,500,001	2,200,000	400,833	11,997	9,712,859
Kevin D. Strain Executive Vice- President & Chief Financial Officer	2020	638,462	1,650,058	550,001	924,699	573,277	199,255	4,535,752
	2019	623,077	1,387,506	462,503	825,000	111,077	–	3,409,163
	2018	600,000	1,237,525	412,504	1,000,000	162,833	94,905	3,507,767
Stephen C. Peacher President, SLC Management	2020	777,780	2,484,332	828,090	2,552,091	389,225	120,864	7,152,382
	2019	769,660	2,373,653	791,211	2,116,565	386,535	740,974	7,178,598
	2018	751,100	2,090,752	696,912	2,136,750	372,074	–	6,047,588
Jacques Goulet President, Sun Life Canada	2020	588,462	2,400,080	800,002	851,640	128,433	18,498	4,787,115
	2019	571,154	1,275,012	425,000	675,000	116,383	781	3,063,330
	2018	518,269	4,129,058	375,007	780,000	42,040	2,112,199	7,956,573
Daniel R. Fishbein President, Sun Life U.S.	2020	796,863	1,490,621	496,859	1,401,345	246,562	–	4,432,250
	2019	763,025	1,384,622	461,541	1,181,030	237,546	–	4,027,764
	2018	737,154	1,235,467	411,817	1,197,875	226,314	–	3,808,627

Paid Salary

•

In 2019, actual paid salary was greater than annualized salary due to an extra pay period in Canada. The regular bi-weekly pay for December 21, 2019 to January 3, 2020 was moved to December 31, 2019, which created a 27th pay period. This affected the paid salary for Mr. Connor, Mr. Strain and Mr. Goulet.

•	Includes salary increases in March as follows:
•	Messrs. Strain, Fishbein and Goulet in 2020
•	Mr. Fishbein in 2018

Share Awards

Fiscal Year	Grant Date	Sun Share Price	SLC Management Phantom Unit Price

2020	December 4, 2020	$57.57

2020	February 25, 2020	$65.05	10.00

2019	February 26, 2019	$49.71

2018	February 27, 2018	$54.18

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•	Share price is based on the average closing price of our common shares on the TSX over the five trading days before the grant date.
•	Mr. Peacher’s Share award in 2020 includes SLC Management Phantom Units.
•	Mr. Goulet’s 2020 Share award includes a one-time Share award on December 4, 2020 in addition to the February 25, 2020 award.
•	Mr. Goulet’s 2018 Share award also includes replacement equity value on-hire, in addition to his annual grant.

Option Awards

•	The grant date fair value of stock options awarded was calculated using the following data:

Fiscal Year	Grant Date	Exercise Price	Accounting Fair Value

2020	December 4, 2020	$57.16	$7.70

2020	February 25, 2020	$62.12	$5.90

2019	February 26, 2019	$50.58	$5.56

2018	February 27, 2018	$53.96	$7.00

•	We use a five-year average calculated Black-Scholes ratio to determine awards.
•	The five-year average represents a long-term value considering long-term estimates of factors used in the Black-Scholes valuation model.
•	Mr. Goulet’s 2020 Option award includes a one-time Option award on December 4, 2020 in addition to the February 25, 2020 award.

Non-equity annual incentive plan compensation

•	Values include the amounts the named executive officers chose to defer.

Pension value

•	Represents compensatory costs as described in the defined benefit and defined contribution tables on pages 99 and 100.
•	Mr. Strain had a higher compensatory cost in 2020 because of an increase to his salary and target bonus.

All other compensation

•	Includes flexible benefit credits taken in cash by Mr. Connor, Mr. Strain and Mr. Goulet.
•

The 2020 amounts shown for Mr. Connor, Mr. Strain and Mr. Goulet include payments made under the 2018 and 2019 Canadian Carryover Vacation Payout programs available to all employees with outstanding carryover vacation days.

•	Mr. Strain’s 2020 amount also includes taxes paid relating to a previous overseas assignment and executive allowance.
•

Includes tax equalization adjustments in 2020 and 2019 for Mr. Peacher. The 2019 amount reflects the total of 2018 and 2019 tax equalization adjustments. The 2020 amount for Mr. Peacher also includes executive allowance and tax preparation assistance.

•

For all named executive officers, except Mr. Peacher and Mr. Strain, the amounts shown for 2020 exclude the total value of perquisites and other personal benefits provided to each NEO that are not generally available to all employees because the total for each named executive officer is less than $50,000 in the aggregate and less than 10% of their total salary for the fiscal year.

•

In 2018, Mr. Strain’s amount includes taxes paid relating to a previous overseas assignment. In 2018, his amounts include flexible benefit credits taken in cash and executive allowance and perquisites.

•	Mr. Goulet’s 2018 amount includes a sign-on cash payment provided to replace variable incentives that were forfeited from his previous employer.

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Incentive plan awards

Outstanding share and option awards

The table on the following page is a summary of the outstanding option awards and share awards for the named executive officers as at December 31, 2020.

Value of unexercised in-the-money options is the difference between the exercise price of the options and $56.60, multiplied by the number of options.

Market value of share awards that have not vested or not been paid is $56.60 multiplied by the number of share units. For presentation purposes, the Sun Shares have been valued using the target performance factor (100%). Share awards that have vested but have not been paid represent an elected deferral of annual incentive, payout under an incentive plan prior to demutualization and/or awards for recruiting purposes or upon mid-year promotion.

		Option awards				Share awards
Named executive officer	Year	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the money options ($)	Plan	Number of share units that have not vested (#)	Market value of share awards that have not vested ($)	Market value of vested share awards that have not been paid ($)
Dean A. Connor	2013	168,440	$28.20	Feb 26, 2023	4,783,696
	2014	127,324	$39.27	Feb 25, 2024	2,206,525
	2015	128,140	$39.02	Feb 24, 2025	2,252,701
	2016	124,502	$40.16	Feb 23, 2026	2,046,813
	2017	114,108	$48.20	Feb 28, 2027	958,507
	2018	157,053	$53.96	Feb 27, 2028	414,620	Sun Shares	93,580	5,296,615
	2019	216,026	$50.58	Feb 26, 2029	1,300,477	Sun Shares	102,299	5,790,107
	2020	210,961	$62.12	Feb 25, 2030	–	Sun Shares	78,305	4,432,074
						Vested DSU			8,313,017
Total		1,246,554			13,963,339		274,184	15,518,796	8,313,017
Kevin D. Strain	2016	27,391	$40.16	Feb 23, 2026	450,308
	2017	34,233	$48.20	Feb 28, 2027	287,557
	2018	43,190	$53.96	Feb 27, 2028	114,022	Sun Shares	25,735	1,456,590
	2019	63,944	$50.58	Feb 26, 2029	384,943	Sun Shares	30,281	1,713,877
	2020	71,402	$62.12	Feb 25, 2030	–	Sun Shares	26,504	1,500,127
Total		240,160			1,236,830		82,519	4,670,594

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		Option awards					Share awards
Named executive officer	Year	Number of securities underlying unexercised options (#)	Option exercise price ($)		Option expiration date	Value of unexercised in-the money options ($)	Plan	Number of share units that have not vested (#)	Market value of share awards that have not vested ($)	Market value of vested share awards that have not been paid ($)
Stephen C. Peacher	2016	15,407		$40.16	Feb 23, 2026	253,291
	2017	59,952		$48.20	Feb 28, 2027	503,597
	2018	72,968		$53.96	Feb 27, 2028	192,636	Sun Shares	43,478	2,460,853
	2019	109,390		$50.58	Feb 26, 2029	658,528	Sun Shares	51,802	2,931,987
	2020	107,504		$62.12	Feb 25, 2030	–	Sun Shares	13,302	752,902
							SLC Management Phantom Units	165,618	1,947,668
							Vested DSU			1,712,518
Total		365,221				1,608,051		274,200	8,093,410	1,712,518
Jacques Goulet	2018	39,264		$53.96	Feb 27, 2028	103,657	Sun Shares	23,396	1,324,202
	2019	58,759		$50.58	Feb 26, 2029	353,729	Sun Shares	27,825	1,574,922
	2020	71,402 35,850	$ $	62.12 57.16	Feb 25, 2030 Dec 5, 2030	– –	Sun Shares	39,532	2,237,511
Total		205,275				457,386		90,753	5,136,635
Daniel R. Fishbein	2014	23,561		$36.98	May 16, 2024	462,267
	2015	31,999		$39.02	Feb 24, 2025	562,542
	2016	37,662		$40.16	Feb 23, 2026	619,163
	2017	32,701		$48.20	Feb 28, 2027	274,688
	2018	43,118		$53.96	Feb 27, 2028	113,832	Sun Shares	25,692	1,454,167
	2019	63,811		$50.58	Feb 26, 2029	384,142	Sun Shares	30,218	1,710,316
	2020	64,503		$62.12	Feb 25, 2030	–	Sun Shares	23,943	1,355,176
							Vested DSU			906,977
Total		297,355				2,416,635		79,853	4,519,659	906,977

We have not amended, cancelled, replaced or modified any option-based awards that were previously granted.

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Incentive plan awards – value vested or earned during the year

The table below shows:

•	the value the named executive officers would have realized if they had exercised the options that vested in 2020 on their vesting dates
•	the value of share awards that vested and were paid out in 2020
•	the annual incentive award earned in 2020 and paid out in March 2021.

Named executive officer	Option-based awards – value vested during the year ($)	Share-based awards – value vested during the year ($)	Non-equity incentive plan compensation – value earned during the year ($)
Dean A. Connor	1,940,590	7,892,344	1,920,000
Kevin D. Strain	510,686	2,367,768	924,699
Stephen C. Peacher	968,069	4,146,578	2,552,091
Jacques Goulet	233,821	1,904,788	851,640
Daniel R. Fishbein	570,793	2,261,761	1,401,345

Value of options vested during the year

The table below shows the value of options that vested for each named executive officer in 2020. See Executive stock option plan on page 75 for more information about the option plan.

Named executive officer	Grant year	Vesting date	Options vesting (#)	Option exercise price ($)	Share price on vesting date ($)	Option-based awards – value vested during the year ($)
Dean A. Connor	2016	23-Feb-20	31,125	40.16	65.23	780,304
	2017	28-Feb-20	28,527	48.20	57.99	279,279
	2018	27-Feb-20	39,264	53.96	60.69	264,247
	2019	26-Feb-20	54,007	50.58	62.00	616,760
					Total	1,940,590
Kevin D. Strain	2016	23-Feb-20	6,848	40.16	65.23	171,679
	2017	28-Feb-20	8,558	48.20	57.99	83,783
	2018	27-Feb-20	10,797	53.96	60.69	72,664
	2019	26-Feb-20	15,986	50.58	62.00	182,560
					Total	510,686
Stephen C. Peacher	2016	23-Feb-20	15,407	40.16	65.23	386,253
	2017	28-Feb-20	14,988	48.20	57.99	146,733
	2018	27-Feb-20	18,242	53.96	60.69	122,769
	2019	26-Feb-20	27,348	50.58	62.00	312,314
					Total	968,069

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Named executive officer	Grant year	Vesting date	Options vesting (#)	Option exercise price ($)	Share price on vesting date ($)	Option-based awards – value vested during the year ($)
Jacques Goulet	2018	27-Feb-20	9,816	53.96	60.69	66,062
	2019	26-Feb-20	14,690	50.58	62.00	167,760
					Total	233,821
Daniel R. Fishbein	2016	23-Feb-20	9,415	40.16	65.23	236,034
	2017	28-Feb-20	8,175	48.20	57.99	80,033
	2018	27-Feb-20	10,779	53.96	60.69	72,543
	2019	26-Feb-20	15,953	50.58	62.00	182,183
					Total	570,793
					Total	4,223,959

•	Share price on vesting date is the closing price of our common shares on the TSX on the vesting date or the previous trading day if the vesting date falls on a weekend or holiday
•	Value vested during the year is the number of options vesting multiplied by the difference between the option exercise price and share price on the vesting date.

Aggregate option exercises for the year ended December 31, 2020

The following table shows, for each named executive officer, the number of common shares acquired through option exercises during the year ended December 31, 2020 and the aggregate value realized upon exercise. Value realized upon exercise is the difference between the closing price of our common shares on the TSX on the exercise date and the exercise price of the option. Mr. Connor’s option exercises for 2020 were made in accordance with the pre-arranged terms of his automatic securities disposition plan adopted in 2019.

Named executive officer	Securities acquired at exercise (#)	Aggregate value realized ($)
Dean A. Connor	337,239	10,758,038
Kevin D. Strain	51,093	1,342,906
Stephen C. Peacher	–	–
Jacques Goulet	–	–
Daniel R. Fishbein	–	–

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Share awards

The table below shows the total Sun Shares vested and paid out to each named executive officer in 2020. The value of Sun Shares received on vesting is the number of accrued Sun Shares multiplied by the performance factor, multiplied by the vesting price.

Named executive officer	Grant date	Sun Shares accrued (#)	Performance factor	Vesting price ($)	Value received on vesting ($)
Dean A. Connor	Feb 28, 2017	94,597	133%	62.73	7,892,344
Kevin D. Strain	Feb 28, 2017	28,380	133%	62.73	2,367,768
Stephen C. Peacher	Feb 28, 2017	49,701	133%	62.73	4,146,578
Jacques Goulet	Feb 27, 2018	29,893	100%	63.72	1,904,788
Daniel R. Fishbein	Feb 28, 2017	27,109	133%	62.73	2,261,761

•	Vesting price is the average price of our common shares on the TSX over the five trading days before the vesting date.

The table below shows how we calculated the performance factor for the 2017 Sun Share awards (for the performance period from 2017 to 2019, and paid out in early 2020).

				Relative Peer TSR Performance
Performance cycle	Peer groups	Weight		Below threshold	Threshold	Target (peer avg.)	Maximum	SLF TSR	Actual TSR multiplier
2017 – 2019	North American Insurance	75%	TSX	< -6.1%	-6.1%	3.9%	13.9%	11.0%	171%
			NYSE	< -5.9%	-5.9%	4.1%	14.1%	11.5%	175%
	Canadian Banks	25%	TSX	<1.1%	-1.1%	8.9%	18.9%	11.0%	121%
2019 Multiplier – payout factor (50% weight) 0%					25%	100%	200%		160%
2016 – 2018	North American Insurance	75%	TSX	< -6.5%	-6.5%	3.5%	13.5%	6.5%	130%
			NYSE	< -6.4%	-6.4%	3.6%	13.6%	6.9%	133%
	Canadian Banks	25%	TSX	<2.5%	2.5%	12.5%	22.5%	6.5%	55%
2018 Multiplier – payout factor (25% weight) 0%					25%	100%	200%		112%
2015 – 2017	North American Insurance	75%	TSX	< 0.3%	0.3%	10.3%	20.3%	11.5%	113%
			NYSE	< -1.0%	-1.0%	9.0%	19.0%	7.5%	89%
	Canadian banks	25%	TSX	< 2.1%	2.1%	12.1%	22.1%	11.5%	96%
2017 Multiplier – payout factor (25% weight) 0%					25%	100%	200%		100%

Overall weighted average performance factor									133%

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Non-equity incentive plan compensation

See Annual incentive plan starting on page 71 for more information.

Named executive officer	Target award ($)	Business results	Individual multiplier	Final award ($)
Dean A. Connor	1,650,000	93%	125%	1,920,000
Kevin D. Strain	815,000	93%	122%	924,699
Stephen C. Peacher	1,944,450	105%	125%	2,552,091
Jacques Goulet	755,000	94%	120%	851,640
Daniel R. Fishbein	1,019,160	110%	125%	1,401,345

•	Target Award pro-rated for active employment is used to calculate AIP (subject to any sign-on provisions for the initial year of employment).
•

The business results for the CEO and CFO are based 100% on total company performance. For the other NEOs (excluding the President, SLC Management), the business results reflect 25% weighting on total company Reported EPS and 75% on relevant business group performance. Business group performance is measured using Underlying earnings, VNB (AIP basis) and Client measures. For the President, SLC Management, AIP is based on SLC Management business group results. When determining AIP payouts, unique circumstances in each business group were considered and modest discretionary adjustments were made to ensure final AIP outcomes aligned with the overall performance of each business.

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The table below shows how we calculated the performance factor for total company business results. Underlying net income (loss) removes from reported net income (loss) the impacts of items that create volatility in our results under IFRS and as defined in Section L - Non-IFRS measures in our 2020 MD&A filed with Canadian securities regulators. VNB (AIP basis) excludes the asset management business and is measured on a constant currency basis.

							What we achieved in 2020

Primary measures	Weighting	Below threshold		Threshold	Target	Maximum	Result
Reported Earnings per share	25%	< $	3.46	$3.46	$4.94	$5.93	$4.10	Below Target
Payout factor			0%	25%	100%	200%		57%
+
Underlying Earnings per share	25%	< $	3.78	$3.78	$5.40	$6.48	$5.49	Above Target
Payout factor			0%	25%	100%	200%		108%
+
Value of new business (AIP basis)	25%	< $	858	$858	$1,226	$1,471	$1190	Below Target
Payout factor			0%	25%	100%	200%		93%
+

Client measures	25%		Assessment of Client Index scores and performance on key Client Business Outcomes					Above Target
Payout factor			0%	50%	100%	150%		115%
Overall calculated payout factor								93%
+

Business performance scorecard	A mechanism to conduct a comprehensive look back on performance and alignment with shareholder experience (up to ±20%)				No adjustment			–%
+

Risk, Compliance and Control	Results reviewed for any risk, compliance and control considerations (neutral to negative and can lower results to zero)				No adjustment			–%
=
Final performance payout factor			0%	25%	100%		200%	93%

The final performance payout factor includes a modest discretionary adjustment to reward overall support, service, and delivery for Clients.

In addition to these objectives and values outlined in the previous table, highlights of our performance in 2020 are provided on page 57.

You can find more information about our business segment results in our 2020 MD&A.

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Pension benefits

Defined benefit plans

The table below shows the defined benefit pension plan obligations for each named executive officer as at December 31, 2020.

We used the same actuarial methods and assumptions in 2020 that we used to calculate the pension liabilities and annual expenses in our 2020 consolidated financial statements. These assumptions reflect our best estimate of future events, so the values shown in the table below may not be directly comparable to pension liabilities estimates disclosed by other companies.

Named executive officer	Number of years credited service	Annual lifetime pension		Accrued obligation at start of year ($)	Compensatory change ($)	Non- compensatory change ($)	Accrued obligation at year end ($)
		At year end	At age 65
Dean A. Connor	14.3	504,000	531,000	7,393,000	466,000	490,000	8,349,000
Kevin D. Strain	23.1	374,000	663,000	6,145,000	564,000	650,000	7,359,000
Stephen C. Peacher	–	–	–	–	–	–	–
Jacques Goulet	–	–	–	–	–	–	–
Daniel R. Fishbein	–	–	–	–	–	–	–

•	Credited service is the actual years of service with the company as of December 31, 2020 used for purposes of the Canadian defined benefit plan.
•	Figures for annual lifetime pension at age 65 are based on the named executive officer’s pensionable earnings up to December 31, 2020.
•

Accrued obligation is the actuarial value of the projected defined benefit obligations for service up to December 31, 2019 and December 31, 2020. The accrued obligation assumes a named executive officer will receive his or her target bonus between now and retirement and does not reflect Mr. Strain’s promotional increase scheduled for 2021. The difference between the accrued obligation at the start and end of the year is made up of the compensatory and non– compensatory change detailed in the chart.

•

Compensatory change is the defined benefit service cost for 2020 (the value of the projected pension earned during the year) and the impact of any differences between actual increases in compensation in 2020 and the actuarial assumptions used for the year. The 2020 valuation assumptions for the plan include a projected salary increase based on age, which produced a weighted average assumption of 2.80% for all defined benefit plan participants.

•	Differences between actual future compensation and increases assumed for purposes of valuation, (as well as other plan experience differing from assumptions), will be reflected in future valuations.
•

Non–compensatory change represents the change in pension obligation based on non–compensatory factors like interest on the obligations, impact of changes to the accounting assumptions, and other actuarial gains and losses. Among other factors, in 2020, the discount rate decreased, which resulted in a net increase in the obligations.

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Defined contribution plans

The table below shows the defined contribution pension plan values for each named executive officer as at December 31, 2020.

Named executive officer	Accumulated value at start of year ($)	Compensatory ($)	Accumulated value at end of year ($)
Dean A. Connor	591,812	9,277	704,537
Kevin D. Strain	408,524	9,277	488,909
Stephen C. Peacher	5,405,303	389,225	6,716,596
Jacques Goulet	200,028	128,433	367,614
Daniel R. Fishbein	1,618,166	246,562	2,160,394

•

U.S. plan values have been converted to Canadian dollars using an exchange rate of 1.299 as of January 1, 2020, 1.273 as of December 31, 2020, and the 2020 average rate of 1.341 for amounts other than beginning and ending balances.

•

Compensatory amounts shown for Mr. Connor, Mr. Strain and Mr. Goulet represent our matching contributions to the Canadian defined contribution plan. The amounts shown for Mr. Peacher and Mr. Fishbein reflect our contributions to the U.S. 401(k) plan, RIA and non-qualified (Top Hat) plan.

•	Accumulated values include net investment earnings and employee contributions.

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Termination and change of control benefits

Change of control

We have change of control agreements with our named executive officers so we can retain our key leaders if we are involved in a transaction affecting the control of Sun Life. This is key to balancing the goals of the business and the interests of shareholders during a transaction.

If employment is terminated without cause within three years of the change of control (double trigger), benefits are paid as follows:

•	24 months of annual pay and incentive compensation from the date of termination
•	mid and long-term incentive awards vest (prorated for Mr. Fishbein in the event of a change of control for our U.S. business) and are paid according to the terms of the respective plans
•

most benefits and perquisites continue during the severance period. The early retirement reduction factors in the pension plan may be enhanced, depending on the provisions of the pension plan in which the executive participates.

We define change of control as:

•

a consolidation or merger of SLF Inc. or Sun Life Assurance with a non-affiliate, when our outstanding voting shares represent less than 60% (50% for Mr. Fishbein) of the outstanding voting shares of the new entity immediately after the transaction is complete,

•	the sale of all or substantially all of the assets of SLF Inc. or Sun Life Assurance to a non-affiliate (except for Mr. Fishbein), or
•	the acquisition by a non-affiliate of more than 20% (30% for Mr. Fishbein) of the voting shares of SLF Inc. or Sun Life Assurance.

If the majority of the assets of SLF Inc., Sun Life Assurance, or our U.S. business are sold, it constitutes a change of control for Mr. Fishbein.

When there is a change of control:

•

Sun Shares vest and are paid on an accelerated basis when an executive is terminated without cause or leaves the organization for good reason (double trigger) prior to the normal payment date (which is a maximum of three years from the grant date) and are otherwise paid on the normal payment date under the terms of the plan

•	DSUs vest and are paid either when the executive leaves the organization or on the normal payment date, whichever is earlier
•	the board can choose from a range of alternatives to address outstanding options, including accelerated vesting.

Employee agreements

The table below summarizes our contractual agreements with the named executive officers who are actively employed as of December 31, 2020:

Nature of termination	Who it applies to	Type of arrangement

Termination (without cause)	Dean A. Connor	• Entitled to receive up to 24 months of annual salary.

Termination (without cause)	Stephen C. Peacher Daniel R. Fishbein

•  Governed by the terms of severance arrangements that apply to all of our U.S. employees above the Vice-President level. Entitled to four weeks of compensation for each year of service with a minimum severance amount of 12 months of base salary and a maximum of 18 months.

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Benefits on termination and change of control

The table below summarizes how we treat the components of our executive compensation program under different termination scenarios. For our named executive officers, termination for cause results in the forfeiture of outstanding unvested share units and options, and can also result in a clawback of any or all of the incentive compensation received or realized in the previous 24 months where appropriate.

Incremental entitlements on other termination scenarios
Compensation element	Entitlement on resignation	Termination (without cause)	Retirement	Change of control and termination without cause

Salary	• salary ends	• salary ends unless otherwise stated in employment agreement	• salary ends	• 24 months of salary

Annual incentive award	• award forfeited	• award forfeited	• receive pro-rated award calculated from January 1 to retirement date

•  receive prorated award calculated from January 1 to the date of termination (assumes target performance)

•  24 months of bonus calculated as the average bonus paid for the previous three years, or the target bonus for the current year, whichever is higher

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Incremental entitlements on other termination scenarios
Compensation element		Entitlement on resignation	Termination (without cause)	Retirement	Change of control and termination without cause

Mid-term incentives	Sun Shares	• unvested awards forfeited

•  receive pro-rated portion of Sun Shares for active employment during performance period

•  paid immediately

•  valued using performance factor that includes any variables known at the time of termination

				• fully vest and paid at normal payment date • valued using actual performance factor	• unvested awards vest • paid immediately • valued using performance factor that includes any variables known at the time of termination

	SLC Management Phantom Units	• unvested awards forfeited	• receive pro-rated portion of phantom units to reflect service from the grant date to termination date • unit value determined as of the termination date	• fully vest and paid at normal vesting date	• unvested units vest • unit value determined as of the termination date

Long-term incentives	Stock options	• 60 days to exercise vested options • unvested awards forfeited	• 60 days to exercise vested options • unvested awards forfeited	• up to 36 months to exercise vested options and options that become vested during the period; up to 60 months for the 2019 grant onward	• accelerated vesting of all options and up to 36 months to exercise vested options

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Incremental entitlements on other termination scenarios
Compensation element	Entitlement on resignation	Termination (without cause)	Retirement	Change of control and termination without cause

DSUs	• vested awards are paid with timing at the executive’s election • unvested awards forfeited	• vested awards are paid with timing at the executive’s election • unvested awards forfeited	• vested awards are paid with timing at the executive’s election • unvested awards are forfeited	• vested awards are paid with timing at the executive’s election • unvested awards vest

Estimated pension	• estimated lump-sum value of accrued pension	• estimated lump-sum value of accrued pension	• estimated lump-sum value of accrued pension	• estimated lump-sum value of accrued pension including change of control severance period under the defined benefit plans

Estimated perquisites	• perquisites end	• perquisites end	• perquisites end	• perquisites continue until 24 months after termination or reemployment, whichever is earlier • outplacement counselling services (maximum $40,000 in CAD, or USD if paid in USD)

Executives are required to meet specific conditions to qualify for retirement under each of our incentive plans, which include:

For incentives granted on or after July 31, 2019:

•	Be at least 55 years old
•	Having 5 or more years of continuous service
•	Sum of age and years of service being at least 65
•	Voluntarily terminate employment and provide at least six months’ notice
•

Agree not to compete with Sun Life or solicit any of our employees or customers for 12 months under the option plan, and for the length of time that units remain outstanding under the Sun Share Unit Plan.

For incentives granted before July 31, 2019:

•	Be at least 55 years old and have 10 years of continuous service
•	Voluntarily terminate employment and provide at least six months’ notice
•

Agree not to compete with Sun Life or solicit any of our employees or customers for 12 months under the option plan, and for the length of time that units remain outstanding under the Sun Share Unit Plan.

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The table below shows the estimated value of the incremental payments the named executive officers would receive in each of the situations listed above, assuming a termination date of December 31, 2020. U.S. values have been converted to Canadian dollars using an exchange rate of 1.273 as of December 31, 2020 for pension ending balances and the 2020 average rate of 1.341 for all other amounts. In the table:

•	termination (without cause) represents only contractually agreed upon severance amounts
•	change of control assumes double trigger (change of control and termination without cause)
•	cash includes salary and annual incentives
•	vested and unvested awards include awards under the mid and long–term incentive plans.

Named executive officer	Compensation component	Estimated existing payments on resignation	Estimated incremental value on termination, retirement or change of control as of December 31, 2020
			Termination (without cause)	Retirement	Change of control
Dean A. Connor	Cash:	–	2,200,000	1,650,000	7,980,000
President and Chief Executive Officer	Vested awards:	12,541,049	–	–	–
	Unvested awards:	–	11,281,671	18,762,993	18,762,993
	Pension:	9,204,537	–	–	213,000
	Perquisites:	–	–	–	100,008
	Total:	21,745,586	13,481,671	20,412,993	27,056,001
	Vested DSUs	8,313,017	–	–	–
Kevin D. Strain	Cash:	–	–	–	4,052,775
Executive Vice-President and Chief Financial Officer	Vested awards:	819,225	–	–	–
	Unvested awards:	–	3,268,290	–	5,607,467
	Pension:	6,035,909	–	–	1,111,000
	Perquisites:	–	–	–	90,024
	Total:	6,855,133	3,268,290	–	10,861,266
	Vested DSUs	–	–	–	–
Stephen C. Peacher	Cash:	–	777,780	1,944,450	8,235,247
President, SLC Management	Vested awards:	891,941	–	–	–
	Unvested awards:	–	5,594,546	9,692,272	9,692,272
	Pension:	6,716,596	–	–	–
	Perquisites:	–	–	–	89,847
	Total:	7,608,537	6,372,326	11,636,722	18,017,366
	Vested DSUs:	1,712,518	–	–	–
Jacques Goulet	Cash:	–	–	–	3,465,000
President, Sun Life Canada	Vested awards:	140,262	–	–	–
	Unvested awards:	–	3,040,212	–	5,928,354
	Pension:	367,614	–	–	–
	Perquisites:	–	–	–	90,024
	Total:	507,876	3,040,212	–	9,483,378
	Vested DSUs:	–	–	–	–

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Named executive officer	Compensation component	Estimated existing payments on resignation	Estimated incremental value on termination, retirement or change of control as of December 31, 2020
			Termination (without cause)	Retirement	Change of control
Daniel R. Fishbein	Cash:	–	804,600	1,019,160	5,165,236
President, Sun Life U.S.	Vested awards:	2,002,944	–	–	–
	Unvested awards:	–	3,221,987	1,355,176	5,451,647
	Pension:	2,160,394	–	–	–
	Perquisites:	–	–	–	89,847
	Total:	4,163,338	4,026,587	2,374,336	10,706,730
	Vested DSUs:	906,977	–	–	–

Mr. Connor and Mr. Peacher qualify as retirement eligible because of their age and years of service. Mr. Fishbein is retirement eligible for incentives granted after July 31, 2019. This has the following effects:

•	the cash amount under Retirement represents an AIP award at target
•

unvested Sun Shares would fully vest for Mr. Connor and Mr. Peacher, be valued using the actual performance factor and be paid at the normal payment date. Mr. Fishbein’s unvested 2020 Sun Shares would fully vest.

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Aggregate compensation for Material Risk Takers

As required under the FSB’s Implementation Standard 15, we have defined executives who have a material impact on our risk exposure as MRTs. We had 32 MRT positions in 2020, including members of our Executive Team, executives who perform certain corporate and investment oversight roles, and Business Leaders with significant profit-and-loss accountability who have authority to materially impact the risk exposure of the organization. In 2020, three individuals received sign-on or severance payments. The table below shows the total compensation granted, paid or outstanding for MRTs as of and for the year ended December 31, 2020. Any compensation paid in U.S. dollars has been converted to Canadian dollars using the 2020 average annual exchange rate of 1.341.

	Annual fixed and variable compensation
		Annual incentives		Share-based incentives
						Outstanding
Compensation element	Salary	Cash	Deferred (DSUs)	Granted	Paid	Vested	Unvested	Sign-on payments	Severance payments
Aggregate value ($M)	14.2	18.7	0.6	30.8	51.7	41.6	84.4	0.7	3.3

•	Cash incentives for 2020 did not include any guaranteed payments
•

Annual incentives represent bonus earned for the 2020 performance year, paid in 2021, inclusive of business and individual performance results. It also includes one-time payments made to two individuals (neither is an NEO) under a multi-year cash-based SLC Management incentive

•	Share-based incentives include the value of share units and options and any additional units credited as dividends on share units
•	Granted represents the value at annual grant in 2020
•	Paid represents the value received in 2020 when options were exercised and value at vesting, including performance adjustments for performance share units
•

Outstanding share-based incentives represents the in-the-money value of options and the market value of share unit awards using a share price of $56.60 for vested and unvested options and share units as at December 31, 2020

•	Sign-on payments represent cash and share unit commitments made upon hire to replace amounts forfeited from previous employer
•	Severance payments represent the value of benefits received on termination.

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The table below shows the change in value of outstanding MRT deferred compensation during 2020 based on explicit, implicit and other adjustments as outlined in the guidelines issued by the Basel Committee on Banking Supervision.

		Change in value during 2020
	Aggregate value of deferred compensation at January 1, 2020 ($M)	Explicit adjustments ($M)	Implicit adjustments ($M)	Other adjustments ($M)	Aggregate value of deferred compensation at December 31, 2020 ($M)
Total	170.8	20.6	-6.0	-27.9	157.6
Percentage change		12.1%	-3.5%	-16.3%	-7.7%

•	Aggregate value at January 1, 2020 reflects the value of outstanding share units and options
•

Explicit adjustments reflect the interim performance factor estimates for the 2018, 2019 and 2020 awards approved by the board in February 2021. This would also include clawbacks if applicable, but none were applied in 2020

•	Implicit adjustments reflect the impact of changes in share price and accumulated dividends
•	Other adjustments reflect the net impact of the redemption of vested share units, the grant of new share units, forfeited units and option exercises during 2020
•	Aggregate value at December 31, 2020 reflects the impact of explicit, implicit and other adjustments during 2019 on the value of outstanding share units and options.

Securities authorized for issue under equity compensation plans

The table below shows the common shares to be issued under the option plan as at December 31, 2020. It also shows the number of common shares available for issue under the option plan which was approved by our common shareholders.

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders	3,173,204	$49.65	4,645,195

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Other information

Loans to directors, executives and employees

We do not grant or guarantee personal loans to our directors and executive officers. The information in the table below is as at February 28, 2021 and shows: (i) the total loans outstanding to current and former employees from SLF Inc. or our subsidiaries; and (ii) the total loans outstanding to current and former employees of a subsidiary of SLF Inc. from other entities where such loans have been made to facilitate investments by those employees in certain funds managed by the subsidiary and the subsidiary has guaranteed those loans.

	Total outstanding loans
Purpose	To Sun Life or our subsidiaries ($)	To another entity ($)
Securities purchases	$80,400	$14,444,623
Other	$3,902,748	–

Directors and officers liability insurance

We have liability insurance to protect our directors and officers against liabilities they may incur in their capacity as directors and officers of SLF Inc. and our subsidiaries in circumstances where the company cannot provide indemnification. The current policy runs from November 1, 2020 to October 31, 2021 with coverage of up to $210 million. We pay a premium of approximately $1.1 million and there is no deductible.

Sustainability

Our Sustainability Report provides information about our sustainability commitments and progress and is available on our website (www.sunlife.com/sustainability). Together with the GICRC, the board has oversight of our sustainability reporting and our sustainability plan, including providing challenge, advice and guidance on our enterprise approach to climate change (see also page 25).

For more information

You can find recent financial information about SLF Inc. in our consolidated financial statements and MD&A for the year ended December 31, 2020. These and other documents are available on our website (www.sunlife.com), on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov/edgar.shtml).

You may also request a copy of our most recent consolidated financial statements and MD&A from our Corporate Secretary.

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At Sun Life, we believe that being accountable for the impact of our operations on the environment is one part of building sustainable, healthier communities for life. The adoption of “Notice and Access” to deliver this circular to our shareholders has resulted in significant cost savings as well as the following environmental savings: 684 Trees 45 lbs water pollutants 319,390 gallons of water 21,380 lbs solid waste 58,890 lbs greenhouse gases 318 mil. BTUs of total energy This circular is printed on FSC® certified paper. The fibre used in the manufacture of the paper stock comes from well-managed forests and controlled sources. FSC www.fsc.org MIX Paper from responsible sources FSC® C132107 The green house gas emissions associated with the production, distribution and paper lifecycle of this circular have been calculated and offset by Carbonzero. Carbonzero CERTIFIED CZC-1531-2102-2012 2021 Most Sustainable Corporations in the World GLOBAL100 Being a sustainable company is essential to our overall business success. Learn more at sunlife.com/sustainability 1 York Street, Toronto Ontario Canada M5J 0B6 sunlife.com MIC-01-2021 Sun Life Life’s brighter under the sun